As filed with the Securities and Exchange Commission on February 6, 2012

Registration No. 333-176444

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Brightcove Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	20-1579162
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Cambridge Center

Cambridge, MA 02142

(888) 882-1880

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeremy Allaire

Chief Executive Officer

Brightcove Inc.

One Cambridge Center

Cambridge, MA 02142

(888) 882-1880

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William J. Schnoor, Esq. Joseph C. Theis, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000	Andrew Feinberg, Esq., CLO Christopher Menard, CFO	David A. Westenberg, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000
Christopher Keenan, Esq. Brightcove Inc. One Cambridge Center Cambridge, MA 02142 (888) 882-1880

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐

Non-Accelerated Filer (Do not check if a smaller reporting company) ☑	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	5,750,000	$12.00	$69,000,000.00	$2,177.40

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee.
(3)	The Registrant previously paid $5,805.00 in connection with the original filing of this Registration Statement on August 24, 2011.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued February 6, 2012

5,000,000 Shares

COMMON STOCK

Brightcove Inc. is selling 5,000,000 shares of our common stock. This is our initial public offering and no public market currently exists for our shares of common stock. We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “BCOV”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Brightcove
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 750,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2012.

MORGAN STANLEY	STIFEL NICOLAUS WEISEL

RBC CAPITAL MARKETS	PACIFIC CREST SECURITIES	RAYMOND JAMES

                    , 2012

You should rely only on the information contained in this prospectus or in any free writing prospectus we file with the Securities and Exchange Commission, or SEC. We and the underwriters have not authorized anyone to provide you with additional information or information different from that contained in this prospectus or any free writing prospectus. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                     , 2012 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering outside the United States or permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus.

BRIGHTCOVE INC.

Brightcove is a leading global provider of cloud-based solutions for publishing and distributing professional digital media. Brightcove Video Cloud, our flagship product released in 2006, is the world’s leading online video platform. As of December 31, 2011, we had 3,872 customers in over 50 countries, including many of the world’s leading media, retail, technology and financial services companies, as well as governments, educational institutions and non-profit organizations.

Widespread and growing broadband adoption, rapid growth in online video viewership, the proliferation of new Internet-connected devices and the emergence of social media have radically changed the way in which people interact with and consume content online. Organizations now seek to manage growing libraries of content and media, create compelling branded user experiences and deliver those experiences across a wide range of Internet-connected devices such as PCs, smartphones, tablets and televisions. These processes can be complex, expensive and time-consuming.

Brightcove Video Cloud, or Video Cloud, enables our customers to publish and distribute video to Internet-connected devices quickly, easily and in a cost-effective and high-quality manner. Our innovative technology and intuitive user interface give customers control over a wide range of features and functionality needed to publish and deliver a compelling user experience, including content management, format conversion, video player styling, distributed caching, advertising insertion, content protection and distribution to diverse device types and multiple websites, including their own websites, partner websites and social media sites. Video Cloud also includes comprehensive analytics that allow customers to understand and refine their engagement with end users.

In May 2011, we announced the initial release of Brightcove App Cloud, or App Cloud. We made our first commercial sale of App Cloud in September 2011 and made App Cloud generally commercially available in November 2011. App Cloud is a software application development and management platform designed to help customers publish and distribute video and other professional digital media through software applications across multiple Internet-connected devices. We refer to these applications as content apps. We believe App Cloud will serve the market for the development and management of content apps much like Video Cloud serves the market for publishing and distributing video content online.

We generate revenue by offering our products to customers on a subscription-based, software as a service, or SaaS, model. Our revenue grew from $24.5 million in the fiscal year ended December 31, 2008 to $63.6 million in the fiscal year ended December 31, 2011 and the number of customers using our products grew from 549 as of December 31, 2008 to 3,872 as of December 31, 2011. Our revenue was $43.7 million for the fiscal year ended December 31, 2010, compared to $63.6 million for the fiscal year ended December 31, 2011. To date, substantially all of our revenue has been attributable to our Video Cloud product. Our consolidated net loss was $17.8 million for the fiscal year ended December 31, 2010, compared with $17.3 million for the fiscal year ended December 31, 2011. We expect to continue to invest in the growth of our business and operations and to incur operating losses on an annual basis through at least the end of 2012.

Our Mission

Our mission is to publish and distribute the world’s professional digital media.

Our Market and Industry

We believe there is a large and growing market opportunity for our on-demand solutions. This market opportunity reflects several important trends:

•	many consumers are now equipped with high-speed broadband connections;

•	the cost of creating and producing professional video content has dropped dramatically;

•	video content consumption has become a mainstream online activity for consumers;

•	smartphones and tablets are rapidly becoming mainstream tools for consuming digital media;

•	increasingly, next-generation content experiences are being driven through new Internet-connected consumer electronics;

•	the number of content apps is growing rapidly; and

•	social media destinations such as Facebook and Twitter are becoming important channels for discovering and distributing digital media.

Although these trends are driving a rapid expansion of content creation, they are also creating greater challenges to managing, publishing and distributing a high-quality digital experience. Content owners have attempted to address these challenges with two common solutions: video-sharing sites and in-house solutions. Many content owners are finding these solutions inadequate, however. Although video-sharing sites can serve as distribution channels, these sites generally do not provide the features and functionality that professional organizations require to achieve their objectives. At the same time, in-house solutions are often not a viable alternative because of the significant investment of money, time and people that is required to create and maintain a comprehensive video solution that keeps pace with advances in technology.

Publishing and distributing digital content in a high-quality manner is a critical strategy for many organizations worldwide. We believe there is a significant opportunity for a comprehensive SaaS solution designed to address the growing complexity and expense organizations face when seeking to publish professional digital media. Given the industry trends and the limitations of video-sharing sites and in-house solutions, we believe adoption of outsourced online video platforms will increase.

Our Solution

Video Cloud offers the following key benefits:

•

Comprehensive, highly configurable and scalable. Video Cloud includes all of the features and functionality necessary to publish and distribute video online to a broad range of Internet-connected devices in a high-quality manner. Our multi-tenant architecture enables us to scale our solution as our customer and end user base expands.

•

Easy to use and low total cost of ownership. We designed Video Cloud to be intuitive and easy-to-use, empowering anyone within an organization to publish and distribute video online. We provide a reliable, cost-effective, on-demand solution to our customers, relieving them of the cost, time and resources associated with in-house solutions.

•

Open platform and extensive ecosystem. Our open and extensible platform enables our customers to customize our solution and integrate it with third-party technology to meet their own specific requirements and business objectives. We also have an extensive ecosystem of technology and solution partners which provide our customers with enhanced flexibility, functionality and ease of use.

•

Help customers grow their audience and generate revenue. Our customers use our product to achieve key business objectives such as driving site traffic, increasing viewer engagement on their sites, increasing conversion rates for transactions, increasing brand awareness and expanding their audiences. Our video advertising features such as tools for ad insertions and built-in ad server and network integrations help our customers generate advertising revenue from their audiences.

•

Ongoing customer-driven development. Through our account managers, customer support team, product managers and regular outreach from senior leadership, we solicit and capture feedback from our customer base for incorporation into ongoing enhancements to our platform.

Our Business Strengths

We believe that the following business strengths also differentiate us from our competitors and are key to our success:

•

We are the recognized online video platform market leader. In 2011, our customers used Video Cloud to deliver an average of approximately 743 million video streams per month, which we believe is more video streams per month than any other professional solution. In December 2011, our customers used Video Cloud to reach over 177 million unique viewers on over 94,000 websites.

•

We have a demonstrated track record of innovation and technology leadership. We pioneered the commercialization of online video platforms beginning with our first customer deployment in 2006, and we have consistently released new features and functionality. In April 2011, we were issued a U.S. patent covering aspects of publishing and distributing digital media online. Our latest innovation is the development and introduction of App Cloud.

•

We have established a global presence. We have established a global presence, beginning with our first non-U.S. customer in 2007, and continuing with the expansion of our operations into Europe, Japan and Asia Pacific. We built our solutions to be localized into almost any language and currently offer 24/7 customer support worldwide.

•

We have high visibility and predictability in our business. We sell our subscription and support services through monthly, quarterly or annual contracts and recognize revenue over the life of the committed term. The predictable revenue recognition of our existing contracts provides us with visibility into revenue that has not yet been recognized. We also achieved an overall recurring dollar retention rate of at least 86% in each of the last eight fiscal quarters, including 94%, 93%, 94% and 93% for the three months ended March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011, respectively.

•

We have customers of all sizes across multiple industries. We offer different editions of Video Cloud tailored to meet the needs of organizations of various sizes, from large global enterprises to small and medium-sized businesses, across industries.

•

Our management team has experience building and scaling software companies. Our people have held senior product, business and technology positions at software companies such as Adobe, Allaire, ATG, EMC, Lycos, Macromedia and Phase Forward.

Growth Strategy

Key elements of our growth strategy are:

•

Acquire new customers. We believe that every organization with a website or digital content is a potential customer. We intend to make significant investments across all areas of our business, including sales, marketing, lead-generation and product development to acquire new customers.

•

Expand our relationships with existing customers. We believe we can grow our business with existing customers by helping them increase their usage of our products, expanding their deployments with us and selling additional functionality to them.

•

Continue to innovate. We plan to continue innovating and bringing to market new solutions and new features on existing solutions. We believe App Cloud is a prime example of this strategy and represents a significant opportunity for growth.

•

Increase our global market penetration. We intend to expand our presence in targeted geographies by growing our direct sales force and international sales channels. We believe our existing international markets and new markets each represent significant opportunities for growth.

•

Continue to build our brand and drive category awareness. We plan to continue investing in marketing and promotion to enhance our brand and increase awareness of the online video and content app platform categories.

•	Pursue strategic acquisitions. We plan to pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall growth strategy.

Risks Relating to Our Business and Our Industry

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	We have a history of losses, we expect to continue to incur losses and we may not achieve or sustain profitability in the future.

•	We have a relatively short operating history, which makes it difficult to evaluate our business and future prospects.

•	If customer demand for our services does not meet expectations, our ability to generate revenue and meet our financial targets could be adversely affected.

•

Our long-term success depends, in part, on our ability to expand the sales of our products to customers located outside of the United States, and thus our business is susceptible to risks associated with international sales and operations.

•	We must keep up with rapid technological change to remain competitive in a rapidly evolving industry.

•	If we are unable to retain our existing customers, our revenue and results of operations will be adversely affected.

•

Our business and operations have experienced rapid growth and organizational change in recent periods, which has placed, and may continue to place, significant demands on our management and infrastructure. If we fail to manage our growth effectively and successfully recruit additional highly-qualified employees, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

•	We face significant competition and may be unsuccessful against current and future competitors. If we do not compete effectively, our operating results and future growth could be harmed.

•

Immediately after this offering our two largest stockholders, Accel Partners and General Catalyst Partners (and entities that are affiliated with them), will beneficially own an aggregate of approximately 42.7% of our outstanding common stock and will likely continue to have effective control over our company.

Our Corporate Information

We were incorporated in Delaware in August 2004 as Video Marketplace, Inc., and changed our name to Brightcove Inc. in March 2005. Our principal executive office is located at One Cambridge Center, Cambridge, Massachusetts 02142 and our telephone number is (888) 882-1880. Our website address is www.brightcove.com. The information on, or that can be accessed through, our website does not constitute part of this prospectus, and you should not rely on any such information in making the decision whether to purchase our common stock. Unless otherwise stated, all references to “us,” “our,” “Brightcove,” “we,” the “company” and similar designations refer to Brightcove Inc. and its subsidiaries.

BRIGHTCOVE, the Brightcove logo and other trademarks or service marks of Brightcove appearing in this prospectus are the property of Brightcove. Trade names, trademarks and service marks of other organizations appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by us	5,000,000 shares

Common stock to be outstanding after this offering	26,375,037 shares

Overallotment option offered by us	The underwriters have an option to purchase a maximum of 750,000 additional shares of common stock. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We intend to use approximately $7.0 million of the net proceeds of this offering to repay outstanding indebtedness and to use the remainder for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire complementary technologies or businesses. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	“BCOV”

Risk factors	You should read carefully “Risk Factors” in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

The number of shares of common stock to be outstanding after this offering is based on 21,375,037 shares of common stock outstanding as of December 31, 2011 and excludes:

•	3,986,706 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2011 with a weighted-average exercise price of $3.76 per share;

•	46,713 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2011 with a weighted-average exercise price of $3.21 per share;

•	124,703 shares of common stock reserved for future issuance under our Amended and Restated 2004 Stock Option and Incentive Plan, or the 2004 Plan, as of December 31, 2011;

•

171,712 shares of common stock issuable upon the exercise of stock options approved by our board of directors for grant effective upon the earlier of (a) the closing of this offering at an exercise price equal to the price to the public listed on the cover page of this prospectus or (b) a date determined by our board of directors that is no later than December 15, 2012 at an exercise price determined by our board of directors on the date of such determination; and

•	1,700,000 shares of common stock reserved for future issuance under our 2012 Stock Incentive Plan, or the 2012 Plan.

Except as otherwise indicated, the information in this prospectus:

•	gives effect to our amended and restated certificate of incorporation, which will be in effect upon completion of this offering;

•	gives effect to the conversion of all of our outstanding preferred stock into 16,150,505 shares of common stock upon the closing of this offering;

•

assumes that the warrants outstanding as of December 31, 2011 to purchase 60,728 shares of our series B preferred stock automatically become warrants to purchase 46,713 shares of our common stock upon the closing of this offering;

•	gives effect to our 1-for-2.6 reverse stock split of our common stock which became effective on February 6, 2012; and

•	assumes no exercise by the underwriters of their option to purchase up to an additional 750,000 shares of our common stock in this offering to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize certain consolidated financial and other data for our business. You should read the following summary consolidated financial data in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,
	2009	2010	2011
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenue:
Subscription and support revenue	$32,240	$40,521	$60,169
Professional services and other revenue	3,947	3,195	3,394

Total revenue	36,187	43,716	63,563

Cost of revenue(1):
Cost of subscription and support revenue	6,986	11,060	15,478
Cost of professional services and other revenue	3,463	4,065	4,744

Total cost of revenue	10,449	15,125	20,222

Gross profit	25,738	28,591	43,341

Operating expenses(1):
Research and development	8,927	12,257	15,267
Sales and marketing	13,218	24,124	31,564
General and administrative	6,696	9,617	12,640

Total operating expenses	28,841	45,998	59,471

Loss from operations	(3,103)	(17,407)	(16,130)

Other income (expense):
Interest income	313	185	23
Interest expense	—	—	(358)
Other income (expense), net	22	(503)	(719)

Total other income (expense), net	335	(318)	(1,054)

Loss before income taxes and non-controlling interest in consolidated subsidiary	(2,768)	(17,725)	(17,184)
Provision for income taxes	55	56	90

Consolidated net loss	(2,823)	(17,781)	(17,274)
Net loss (income) attributable to non-controlling interest in consolidated subsidiary	478	280	(361)

Net loss attributable to Brightcove Inc.	(2,345)	(17,501)	(17,635)
Accretion of dividends on redeemable convertible preferred stock	(4,918)	(5,470)	(5,639)

Net loss attributable to common stockholders	$(7,263)	$(22,971)	$(23,274)

Net loss per share attributable to common stockholders—basic and diluted	$(1.70)	$(4.98)	$(4.75)

	Year Ended December 31,
	2009	2010	2011
	(in thousands, except per share data)
Weighted-average number of common shares used in computing net loss per share attributable to common stockholders—basic and diluted	4,276	4,612	4,900

Pro forma net loss per share attributable to common stockholders—basic and diluted(2)			$(0.84)

Pro forma weighted-average number of common shares used in computing net loss per share attributable to common stockholders—basic and diluted(2)			21,051

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
(1)Stock-based compensation included in above line items:
Cost of subscription and support revenue	$21	$26	$52
Cost of professional services and other revenue	36	99	117
Research and development	125	369	367
Sales and marketing	102	1,459	1,008
General and administrative	224	1,362	2,653

	As of December 31,	As of December 31, 2011
	2010	Actual	Pro Forma(3)	Pro Forma As Adjusted(3) (4)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$20,341	$17,227	$17,227	$57,577
Property and equipment, net	4,706	6,079	6,079	6,079
Working capital	17,263	10,204	10,204	51,387
Total assets	41,984	47,338	47,338	87,688
Current and long-term debt	—	7,000	7,000	—
Redeemable convertible preferred stock warrants	285	424	—	—
Redeemable convertible preferred stock	114,404	120,351	—	—
Total stockholders’ (deficit) equity	(86,937)	(105,085)	15,690	63,040

(2)

Pro forma basic and diluted net loss per share have been computed to give effect to the conversion of all redeemable convertible preferred stock into shares of common stock, as if such conversion had occurred as of the date of original issuance. The impact of the accretion of unpaid and undeclared dividends has been excluded from the determination of net loss attributable to common stockholders as the holders of the redeemable convertible preferred stock are not entitled to receive undeclared dividends upon such conversion.

(3)	The balance sheet data as of December 31, 2011 is presented:
•	on an actual basis;
•

on a pro forma basis to reflect the automatic conversion of all outstanding shares of our preferred stock and warrants to purchase shares of our preferred stock into 16,150,505 shares of common stock and warrants to purchase 46,713 shares of common stock, respectively, upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect the pro forma adjustments described above and the sale by us of 5,000,000 shares of common stock offered by this prospectus at the initial public offering price of $11.00 per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after the application of a portion of the net proceeds of this offering to the repayment of certain of our outstanding indebtedness.

(4)

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of our common stock offered by us would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $10.2 million, assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to invest in our common stock. Any of the risk factors we describe below could materially adversely affect our business, financial condition or results of operations, as could other risks not currently known to us or risks that we consider immaterial. The market price of our common stock could decline if one or more of these risks or uncertainties actually occurs, causing you to lose all or part of your investment. Certain statements below are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in this prospectus.

Risks Relating to Our Business and Our Industry

We have a history of losses, we expect to continue to incur losses and we may not achieve or sustain profitability in the future.

We have incurred significant losses in each fiscal year since our inception in 2004. We experienced a consolidated net loss of $2.8 million for the year ended December 31, 2009, a consolidated net loss of $17.8 million for the year ended December 31, 2010 and a consolidated net loss of $17.3 million for the year ended December 31, 2011. These losses were due to the substantial investments we made to build our products and services, grow and maintain our business and acquire customers. Key elements of our growth strategy include acquiring new customers and continuing to innovate and build our brand. As a result, we expect our operating expenses to increase in the future due to expected increased sales and marketing expenses, operations costs, research and development costs and general and administrative costs and, therefore, our operating losses will continue or even increase at least through 2012. In addition, as a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company. Furthermore, to the extent that we are successful in increasing our customer base, we will also incur increased expenses because costs associated with generating and supporting customer agreements are generally incurred up front, while revenue is generally recognized ratably over the term of the agreement. You should not rely upon our recent revenue growth as indicative of our future performance. We cannot assure you that we will reach profitability in the future or at any specific time in the future or that, if and when we do become profitable, we will sustain profitability. If we are ultimately unable to generate sufficient revenue to meet our financial targets, become profitable and have sustainable positive cash flows, investors could lose their investment.

We have a relatively short operating history, which makes it difficult to evaluate our business and future prospects.

Our business has a relatively short operating history, which makes it difficult to evaluate our business and future prospects. We have been in existence since 2004, and much of our growth has occurred in recent periods. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including those related to:

•	market acceptance of our current and future products and services;

•	customer renewal rates;

•	our ability to compete with other companies that are currently in, or may in the future enter, the market for our products;

•	our ability to successfully expand our business, especially internationally;

•	our ability to control costs, including our operating expenses;

•	the amount and timing of operating expenses, particularly sales and marketing expenses, related to the maintenance and expansion of our business, operations and infrastructure;

•	network outages or security breaches and any associated expenses;

•	foreign currency exchange rate fluctuations;

•	write-downs, impairment charges or unforeseen liabilities in connection with acquisitions;

•	our ability to successfully manage any acquisitions; and

•	general economic and political conditions in our domestic and international markets.

If we do not manage these risks successfully, our business will be harmed.

The actual market for our solutions could be significantly smaller than our estimates of our total potential market opportunity, and if customer demand for our services does not meet expectations, our ability to generate revenue and meet our financial targets could be adversely affected.

While we expect strong growth in the markets for our products, it is possible that the growth in some or all of these markets may not meet our expectations, or materialize at all. The methodology on which our estimate of our total potential market opportunity is based includes several key assumptions based on our industry knowledge and customer experience. If any of these assumptions proves to be inaccurate, then the actual market for our solutions could be significantly smaller than our estimates of our total potential market opportunity. In addition, we have very limited experience with customer adoption of our App Cloud product, having made our first commercial sale of App Cloud in September 2011. If the customer demand for our services or the adoption rate in our target markets does not meet our expectations, our ability to generate revenue from customers and meet our financial targets could be adversely affected.

Our business is substantially dependent upon the continued growth of the market for on-demand software solutions.

We derive, and expect to continue to derive, substantially all of our revenue from the sale of our on-demand solutions. As a result, widespread acceptance and use of the on-demand business model is critical to our future growth and success. Under the perpetual or periodic license model for software procurement, users of the software would typically install and operate the applications on their hardware. Because many companies are generally predisposed to maintaining control of their information technology, or IT, systems and infrastructure, there may be resistance to the concept of accessing software as a service provided by a third party. In addition, the market for on-demand software solutions is still evolving, and competitive dynamics may cause pricing levels to change as the market matures and as existing and new market participants introduce new types of solutions and different approaches to enable organizations to address their technology needs. As a result, we may be forced to reduce the prices we charge for our products and may be unable to renew existing customer agreements or enter into new customer agreements at the same prices and upon the same terms that we have historically. If the market for on-demand software solutions fails to grow, grows more slowly than we currently anticipate or evolves and forces us to reduce the prices we charge for our products, our revenue, gross margin and other operating results could be materially adversely affected.

Substantially all of our revenue comes from a single product, Video Cloud.

We are currently substantially dependent on revenue from a single product, Video Cloud. Our business would be harmed by a decline in the market for Video Cloud, increased competition in the market for online video platforms, or our failure or inability to provide sufficient investment to support Video Cloud as needed to maintain or grow its competitive position.

Our operating results may fluctuate from quarter to quarter, which could make them difficult to predict.

Our quarterly operating results are tied to certain financial and operational metrics that have fluctuated in the past and may fluctuate significantly in the future. As a result, you should not rely upon our past quarterly operating results as indicators of future performance. Our operating results depend on numerous factors, many of which are outside of our control. In addition to the other risks described in this “Risk Factors” section, the following risks could cause our operating results to fluctuate:

•	our ability to retain existing customers and attract new customers;

•	the mix of annual and monthly customers at any given time;

•	the timing and amount of costs of new and existing marketing and advertising efforts;

•	the timing and amount of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

•	the cost and timing of the development and introduction of new product and service offerings by us or our competitors; and

•	system or service failures, security breaches or network downtime.

Our long-term success depends, in part, on our ability to expand the sales of our products to customers located outside of the United States, and thus our business is susceptible to risks associated with international sales and operations.

We currently maintain offices and have sales personnel in Australia, France, Germany, Japan, Singapore, South Korea, Spain and the United Kingdom, and we intend to expand our international operations. Any international expansion efforts that we may undertake may not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced in the United States. These risks include:

•	unexpected costs and errors in the localization of our products, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	lack of familiarity and burdens of complying with foreign laws, legal standards, regulatory requirements, tariffs, and other barriers;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	difficulties in managing systems integrators and technology partners;

•	differing technology standards;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations and differing employer/employee relationships;

•	fluctuations in exchange rates that may increase the volatility of our foreign-based revenue;

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings;

•	uncertain political and economic climates; and

•	reduced or varied protection for intellectual property rights in some countries.

These factors may cause our costs of doing business in these geographies to exceed our comparable domestic costs. Operating in international markets also requires significant management attention and financial resources. Any negative impact from our international business efforts could negatively impact our business, results of operations and financial condition as a whole.

We must keep up with rapid technological change to remain competitive in a rapidly evolving industry.

The online video platform market is characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. Our future success will depend on our ability to adapt quickly to rapidly changing technologies, to adapt our services and products to evolving industry standards and to improve the performance and reliability of our services and products. To achieve market acceptance for our products, we must effectively anticipate and offer products that meet changing customer demands in a timely manner. Customers may require features and functionality that our current products do not have. If we fail to develop products that satisfy customer preferences in a timely and cost-effective manner, our ability to renew our contracts with existing customers and our ability to create or increase demand for our products will be harmed.

We may experience difficulties with software development, industry standards, design or marketing that could delay or prevent our development, introduction or implementation of new products and enhancements. The introduction of new products by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing offerings could render our existing or future products obsolete.

If we are unable to successfully develop or acquire new features and functionality, enhance our existing products to anticipate and meet customer requirements or sell our products into new markets, our revenue and results of operations will be adversely affected.

If we are unable to retain our existing customers, our revenue and results of operations will be adversely affected.

We sell our products pursuant to agreements that are generally for monthly, quarterly or annual terms. Our customers have no obligation to renew their subscriptions after their subscription period expires, and these subscriptions may not be renewed on the same or on more profitable terms. As a result, our ability to retain our existing customers and grow depends in part on subscription renewals. We may not be able to accurately predict future trends in customer renewals, and our customers’ renewal rates may decline or fluctuate because of several factors, including their satisfaction or dissatisfaction with our services, the cost of our services and the cost of services offered by our competitors, reductions in our customers’ spending levels or the introduction by competitors of attractive features and functionality. If our customer retention rate decreases, we may need to increase the rate at which we add new customers in order to maintain and grow our revenue, which may require us to incur significantly higher advertising and marketing expenses than we currently anticipate, or our revenue may decline. If our customers do not renew their subscriptions for our services, renew on less favorable terms, or do not purchase additional functionality or subscriptions, our revenue may grow more slowly than expected or decline, and our profitability and gross margins may be harmed.

We depend on the experience and expertise of our founders, senior management team and key technical employees, and the loss of any key employee could have an adverse effect on our business, financial condition and results of operations.

Our success depends upon the continued service of our founders and senior management team and key technical employees, as well as our ability to continue to attract and retain additional highly qualified personnel. Each of our founders, executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of any of our founders or any other member of our senior management team or key personnel might significantly delay or prevent the achievement of our business objectives and could materially harm our business and our customer relationships. In addition, because of the nature of our business, the loss of any significant number of our existing engineering, project management and sales personnel could have an adverse effect on our business, financial condition and results of operations.

Our business and operations have experienced rapid growth and organizational change in recent periods, which has placed, and may continue to place, significant demands on our management and infrastructure. If we fail to manage our growth effectively and successfully recruit additional highly-qualified employees, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We increased our number of full-time employees from 177 as of December 31, 2009, to 255 as of December 31, 2010 and to 312 as of December 31, 2011, and our revenue grew from $36.2 million in 2009 to $43.7 million in 2010 and was $63.6 million in 2011. Our headcount and operations have grown, both domestically and internationally, since our inception. This growth has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. We anticipate further growth will be required to address increases in our product and service offerings and continued international expansion. Our success will depend in part upon the ability of our senior management team to manage this growth effectively. To do so, we must continue to recruit, hire, train, manage and integrate a significant number of qualified managers, technical personnel and employees in specialized roles within our company, including in technology, sales and marketing. If our new employees perform poorly, or if we are unsuccessful in recruiting, hiring, training, managing and integrating these new employees, or retaining these or our existing employees, our business may suffer.

In addition, to manage the expected continued growth of our headcount, operations and geographic expansion, we will need to continue to improve our information technology infrastructure, operational, financial and management systems and procedures. Our expected additional headcount and capital investments will increase our costs, which will make it more difficult for us to address any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth we will be unable to successfully execute our business plan, which could have a negative impact on our business, financial condition or results of operations.

We may experience delays in product and service development, including delays beyond our control, which could prevent us from achieving our growth objectives and hurt our business.

Many of the problems, delays and expenses we may encounter may be beyond our control. Such problems may include, but are not limited to, problems related to the technical development of our products and services, problems with the infrastructure for the distribution and delivery of online media, the competitive environment in which we operate, marketing problems, consumer and advertiser acceptance and costs and expenses that may exceed current estimates. Problems, delays or expenses in any of these areas could have a negative impact on our business, financial conditions or results of operations.

Delays in the timely design, development, deployment and commercial operation of our product and service offerings, and consequently the achievement of our revenue targets and positive cash flow, could result from a variety of causes, including many causes that are beyond our control. Such delays include, but are not limited to, delays in the integration of new offers into our existing offering, changes to our products and services made to correct or enhance their features, performance or marketability or in response to regulatory developments or otherwise, delays encountered in the development, integration or testing of our products and services and the infrastructure for the distribution and delivery of online media and other systems, unsuccessful commercial launches of new products and services, delays in our ability to obtain financing, insufficient or ineffective marketing efforts and slower-than-anticipated consumer acceptance of our products. Delays in any of these matters could hinder or prevent our achievement of our growth objectives and hurt our business.

There is no assurance that the current cost of Internet connectivity and network access will not rise with the increasing popularity of online media services.

We rely on third-party service providers for our principal connections to the Internet and network access, and to deliver media to consumers. As demand for online media increases, there can be no assurance that Internet and network service providers will continue to price their network access services on reasonable terms. The distribution of online media requires delivery of digital content files and providers of network access and distribution may change their business models and increase their prices significantly, which could slow the widespread adoption of such services. In order for our services to be successful, there must be a reasonable price model in place to allow for the continuous distribution of digital media files. We have limited or no control over the extent to which any of these circumstances may occur, and if network access or distribution prices rise, our business, financial condition and results of operations would likely be adversely affected.

Failure of our infrastructure for the distribution and delivery of online media could adversely affect our business.

Our success as a business depends, in large part, on our ability to provide a consistently high-quality digital experience to consumers via our relationships and infrastructure for the distribution and delivery of online media generally. There is no guarantee that our relationships and infrastructure will not experience problems or other performance issues, which could seriously impair the quality and reliability of our delivery of digital media to end users. For example, we primarily use two content delivery networks, or CDNs, to deliver content to end users. If one or both of these CDNs were to experience sustained technical failures, it could cause delays in our service and we could lose customers. If we do not accurately predict our infrastructure capacity requirements, our customers could experience service outages or service degradation that may subject us to financial penalties and liabilities and result in customer losses. In the past we have, on limited occasions, suffered temporary interruptions of certain aspects of our service, including our customers’ ability to upload new content into our system, our customers’ ability to access administrative control of their accounts, and our ability to deliver content to end users in certain geographic locations. These service interruptions were the results of human error, hardware and software failures or failures of third-party networks. On a limited number of occasions, these service interruptions have required us to provide service credits to customers. We cannot guarantee that service interruptions will not occur again or predict the duration of interruptions of our service or the impact of such interruptions on our customers. Failures and interruptions of our service may impact our reputation, result in our payment of compensation or service credits to our customers, result in loss of customers and adversely affect our financial results and ability to grow our business. In addition, if our hosting infrastructure capacity fails to keep pace with increased sales or if our delivery capabilities fail, customers may experience delays as we seek to obtain additional capacity or enable alternative delivery capability, which could harm our reputation and adversely affect our revenue growth.

We may have difficulty scaling and adapting our existing infrastructure to accommodate increased traffic and storage, technology advances or customer requirements.

In the future, advances in technology, increases in traffic and storage, and new customer requirements may require us to change our infrastructure, expand our infrastructure or replace our infrastructure entirely. Scaling and adapting our infrastructure is likely to be complex and require additional technical expertise. If we are required to make any changes to our infrastructure, we may incur substantial costs and experience delays or interruptions in our service. These delays or interruptions may cause customers and partners to become dissatisfied with our service and move to competing providers of online publishing or distribution services. Our failure to accommodate increased traffic and storage, increased costs, inefficiencies or failures to adapt to new technologies or customer requirements and the associated adjustments to our infrastructure could harm our business, financial condition and results of operations.

We face significant competition and may be unsuccessful against current and future competitors. If we do not compete effectively, our operating results and future growth could be harmed.

We compete with other online video platforms and content app development platforms, as well as larger companies that offer multiple services, including those that may be used as substitute services for our products. Competition is already intense in these markets and, with the introduction of new technologies and market entrants, we expect competition to further intensify in the future. In addition, some of our competitors may make acquisitions, be acquired, or enter into strategic relationships to offer a more comprehensive service than we do. These combinations may make it more difficult for us to compete effectively. We expect these trends to continue as competitors attempt to strengthen or maintain their market positions.

Demand for our services is sensitive to price. Many factors, including our advertising, customer acquisition and technology costs, and our current and future competitors’ pricing and marketing strategies, can significantly affect our pricing strategies. There can be no assurance that we will not be forced to engage in price-cutting initiatives, or to increase our advertising and other expenses to attract and retain customers in response to competitive pressures, either of which could have a material adverse effect on our revenue, operating results and resources.

We will likely encounter significant, growing competition in our business from many sources, including portals and digital media retailers, search engines, social networking and consumer-sharing services companies, broadband media distribution platforms, technology suppliers, direct broadcast satellite television service companies and digital and traditional cable systems. Many of our present and likely future competitors have substantially greater financial, marketing, technological and other resources than we do. Some of these companies may even choose to offer services competitive with ours at no cost as a strategy to attract or retain customers of their other services. If we are unable to compete successfully with traditional and other emerging providers of competing services, our business, financial condition and results of operations could be adversely affected.

We rely on software and services licensed from other parties. The loss of software or services from third parties could increase our costs and limit the features available in our products and services.

Components of our service and product offerings include various types of software and services licensed from unaffiliated parties. For example, some of our products incorporate software licensed from Adobe. If any of the software or services we license from others or functional equivalents thereof were either no longer available to us or no longer offered on commercially reasonable terms, we would be required to either redesign our services and products to function with software or services available from other parties or develop these components ourselves. In either case, the transition to a new service provider or an internally-developed solution could result in increased costs and could result in delays in our product launches and the release of new service and product offerings. Furthermore, we might be forced to temporarily limit the features available in our current or future products and services. If we fail to maintain or renegotiate any of these software or service licenses, we could face significant delays and diversion of resources in attempting to license and integrate functional equivalents.

If our software products contain serious errors or defects, then we may lose revenue and market acceptance and may incur costs to defend or settle claims.

Complex software applications such as ours often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal testing and testing by our customers, our current and future products may contain serious defects, which could result in lost revenue, lost customers, slower growth or a delay in market acceptance.

Since our customers use our products for critical business applications, such as online video, errors, defects or other performance problems could result in damage to our customers. They could seek significant compensation from us for the losses they suffer. Although our customer agreements typically contain provisions designed to limit our exposure to claims, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a claim brought against us would likely be time-consuming and costly and could seriously damage our reputation in the marketplace, making it harder for us to sell our products.

Unauthorized disclosure of data or unauthorized access to our service could adversely affect our business.

Any security breaches, unauthorized access, unauthorized usage, virus or similar breach or disruption could result in loss of confidential information, personal data and customer content, damage to our reputation, early termination of our contracts, litigation, regulatory investigations or other liabilities. If our security measures, or those of our partners or service providers, are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to confidential information, personal data or customer content, our reputation will be damaged, our business may suffer or we could incur significant liability.

Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and customers. Any significant violations of data privacy or unauthorized disclosure of information could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and adversely impact our results of operations and financial condition. Moreover, if a security breach occurs with respect to another software as a service, or SaaS, provider, our customers and potential customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones.

We use a limited number of data centers and cloud computing services facilities to deliver our services. Any disruption of service at these facilities could harm our business.

We manage our services and serve all of our customers from three third-party data center facilities located in the United States and from a limited number of cloud computing services facilities located outside the United States. While we control the actual computer and storage systems upon which our platform runs, and deploy them to the data center facilities, we do not control the operation of these facilities.

The owners of these facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer to new facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Any changes in third-party service levels at these facilities or any errors, defects, disruptions or other performance problems at or related to these facilities that affect our services could harm our reputation and may damage our customers’ businesses. Interruptions in our services might reduce our revenue, cause us to issue credits to customers, subject us to potential liability, and cause customers to terminate their subscriptions or harm our renewal rates.

These facilities are vulnerable to damage or service interruption resulting from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The occurrence of a natural disaster or an act of terrorism, or vandalism or other misconduct, or a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services.

Our business may be adversely affected by third-party claims, including by governmental bodies, regarding the content and advertising distributed through our service.

We rely on our customers to secure the rights to redistribute content over the Internet, and we do not screen the content that is distributed through our service. There is no assurance that our customers have licensed all rights necessary for distribution, including Internet distribution. Other parties may claim certain rights in the content of our customers.

In the event that our customers do not have the necessary distribution rights related to content, we may be required to cease distributing such content, or we may be subject to lawsuits and claims of damages for infringement of such rights. If these claims arise with frequency, the likelihood of our business being adversely affected would rise significantly. In some cases, we may have rights to indemnification or claims against our customers if they do not have appropriate distribution rights related to specific content items, however there is no assurance that we would be successful in any such claim.

We operate an “open” publishing platform and do not screen the content that is distributed through our service. Content may be distributed through our platform that is illegal or unlawful under international, federal, state or local laws or the laws of other countries. We may face lawsuits, claims or even criminal charges for such distribution, and we may be subject to civil, regulatory or criminal sanctions and damages for such distribution. Any such claims or investigations could adversely affect our business, financial condition and results of operations.

We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Companies providing Internet-related products and services are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims, some of whom have sent letters to and/or filed suit alleging infringement against some of our customers. We could incur substantial costs in prosecuting or defending any intellectual property litigation. Additionally, the defense or prosecution of claims could be time-consuming, and could divert our management’s attention away from the execution of our business plan.

Moreover, any settlement or adverse judgment resulting from a claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product or service. In addition, we may be required to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us. An adverse determination could also prevent us from offering our products or services to others. Infringement claims asserted against us may have an adverse effect on our business, financial condition and results of operations.

Our agreements with customers using premium editions of Video Cloud include contractual obligations to indemnify them against claims that our products infringe the intellectual property rights of third parties. The results of any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may force us to do one or more of the following:

•	cease selling or using products or services that incorporate the challenged intellectual property;

•	make substantial payments for costs or damages;

•	obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or

•	redesign those products or services to avoid infringement.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our customers for such claims, such payments or costs could have a material adverse effect upon our business and financial results.

Failure to adequately protect our intellectual property could substantially harm our business and operating results.

Because our business depends substantially on our intellectual property, the protection of our intellectual property rights is important to the success of our business. We rely upon a combination of trademark, patent, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our property rights, unauthorized parties may attempt to copy aspects of our products, service, software and functionality or obtain and use information that we consider proprietary. Moreover, policing our proprietary rights is difficult and may not always be effective. In addition, we may need to enforce our rights under the laws of countries that do not protect proprietary rights to as great an extent as do the laws of the United States.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trade secrets, trademarks and domain names, and to determine the validity and scope of the proprietary rights of others. Such litigation or proceedings may be very costly and impact our financial performance. We may also incur substantial costs defending against frivolous litigation or be asked to indemnify our customers against the same. Our efforts to enforce or protect our proprietary rights may prove to be ineffective and could result in substantial costs and diversion of resources and could substantially harm our operating results.

Our exposure to risks associated with the use of intellectual property may increase as a result of acquisitions, as we have less opportunity to have visibility into the development process with respect to acquired technology or the care taken to safeguard against infringement risks. Third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We have devoted substantial resources to the development of our technology, business operations and business plans. In order to protect our trade secrets and proprietary information, we rely in significant part on confidentiality agreements with our employees, licensees, independent contractors, advisers and customers. These agreements may not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we would not be able to assert trade secret rights against such parties. To the extent that our employees and others with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Potential future acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and impair our financial results.

As part of our business strategy, we intend to consider acquisitions of companies, technologies and products that we believe could accelerate our ability to compete in our core markets or allow us to enter new markets. Acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the technologies, products, operations, existing contracts and personnel of a target company and realizing the anticipated benefits of the combined businesses;

•	difficulties in supporting and transitioning customers, if any, of a target company;

•	diversion of financial and management resources from existing operations;

•

the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	risks of entering new markets in which we have limited or no experience;

•	potential loss of key employees, customers and strategic alliances from either our current business or a target company’s business; and

•	inability to generate sufficient revenue to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing equity securities, our existing stockholders may be diluted. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Our use of “open source” software could negatively affect our ability to sell our services and subject us to possible litigation.

A portion of the technology licensed by us incorporates “open source” software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. If we fail to comply with these licenses, we may be subject to certain conditions, including requirements that we offer our services that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or alterations under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our services that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our services.

Fluctuations in the exchange rate of foreign currencies could result in currency transactions losses.

We currently have foreign sales denominated in Australian dollars, British pound sterling, euros, Japanese yen and Korean won and may, in the future, have sales denominated in the currencies of additional countries in which we establish or have established sales offices. In addition, we incur a portion of our operating expenses in euros and, to a lesser extent, other foreign currencies. Any fluctuation in the exchange rate of these foreign currencies may negatively impact our business, financial condition and operating results. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets.

We may be required to collect sales and use taxes on the services we sell in additional jurisdictions in the future, which may decrease sales, and we may be subject to liability for sales and use taxes and related interest and penalties on prior sales.

A successful assertion by one or more states that we should collect sales or other taxes on the sale of our services, or that we have failed to do so where required in the past, could result in substantial tax liabilities for past sales and decrease our ability to compete for future sales. Each state has different rules and regulations governing sales and use taxes and these rules and regulations are subject to varying interpretations that may change over time. We review these rules and regulations periodically and, when we believe our services are subject to sales and use taxes in a particular state, voluntarily engage state tax authorities in order to determine how to comply with their rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in states where we presently believe sales and use taxes are not due. We reserve estimated sales and use taxes in our financial statements but we cannot be certain that we have made sufficient reserves to cover all taxes that might be assessed.

Vendors of services, like us, are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we may be liable for past taxes in addition to being required to collect sales or similar taxes in respect of our services going forward. Liability for past taxes may also include substantial interest and penalty charges. Our client contracts typically provide that our clients must pay all applicable sales and similar taxes. Nevertheless, clients may be reluctant to pay back taxes and may refuse responsibility for interest or penalties associated with those taxes or we may determine that it would not be feasible to seek reimbursement. If we are required to collect and pay back taxes and the associated interest and penalties and if our clients do not reimburse us for all or a portion of these amounts, we will incur unplanned expenses that may be substantial. Moreover, imposition of such taxes on our services going forward will effectively increase the cost of such services to our clients and may adversely affect our ability to retain existing clients or to gain new clients in the areas in which such taxes are imposed.

Many states are also pursuing legislative expansion of the scope of goods and services that are subject to sales and similar taxes as well as the circumstances in which a vendor of goods and services must collect such taxes. Furthermore, legislative proposals have been introduced in Congress that would provide states with additional authority to impose such taxes. Accordingly, it is possible that either federal or state legislative changes may require us to collect additional sales and similar taxes from our clients in the future.

Government and industry regulation of the Internet is evolving and could directly restrict our business or indirectly affect our business by limiting the growth of our markets. Unfavorable changes in government regulation or our failure to comply with regulations could harm our business and operating results.

Federal, state and foreign governments and agencies have adopted and could in the future adopt regulations covering issues such as user privacy, content, and taxation of products and services. Government regulations could limit the market for our products and services or impose burdensome requirements that render our business unprofitable. Our products enable our customers to collect, manage and store a wide range of data. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information. Several foreign jurisdictions, including the European Union and the United Kingdom, have adopted legislation (including directives or regulations) that increase or change the requirements governing data collection and storage in these jurisdictions. If our privacy or data security measures fail to comply with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities, or our customers may terminate their relationships with us.

In addition, although many regulations might not apply to our business directly, we expect that laws regulating the solicitation, collection or processing of personal and consumer information could affect our customers’ ability to use and share data, potentially reducing demand for our services. The Telecommunications Act of 1996 and the European Union Data Protection Directive along with other similar laws and regulations prohibit certain types of information and content from being transmitted over the Internet. The scope of this prohibition and the liability associated with a violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, we cannot be certain that similar legislation will not be enacted and upheld in the future. Legislation like the Telecommunications Act and the Communications Decency Act could dampen the growth in web usage and decrease its acceptance as a medium of communications and commerce. Moreover, if future laws and regulations limit our customers’ ability to use and share consumer data or our ability to store, process and share data with our customers over the Internet, demand for our products could decrease, our costs could increase, and our results of operations and financial condition could be harmed.

In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business and operating results.

Risks Relating to the Offering

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we anticipate that our common stock will be approved for listing on the NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after the offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our stock price may be volatile and the market price of our common stock after this offering may drop below the price you pay.

The market price of our common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. Some, but not all, of the factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly or annual financial results or the quarterly or annual financial results of companies perceived to be similar to us or relevant for our business;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of our products to achieve or maintain market acceptance;

•	changes in market valuations of similar or relevant companies;

•	success of competitive service offerings or technologies;

•	changes in our capital structure, such as the issuance of securities or the incurrence of debt;

•	announcements by us or by our competitors of significant services, contracts, acquisitions or strategic alliances;

•	regulatory developments in the United States, foreign countries, or both;

•	litigation;

•	additions or departures of key personnel;

•	investors’ general perceptions; and

•	changes in general economic, industry or market conditions.

In addition, if the market for technology stocks, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition, or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales or the market perception that the holder or holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 26,375,037 shares of common stock outstanding based on the number of shares outstanding as of December 31, 2011. This includes the 5,000,000 shares that we are selling in this offering, which may be resold in the public market immediately. The remaining 21,375,037 shares, or 81.0%, of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws with respect to affiliate sales, in the near future as set forth below.

Number of Shares and % of Total Outstanding	Date Available for Sale Into Public Market
0 shares, or 0%	On the date of this prospectus
25,333,877 shares, or 98.5%	180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters. However, Morgan Stanley can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time

In addition, as of December 31, 2011, there were 46,713 shares subject to outstanding warrants, 3,986,706 shares subject to outstanding options, 171,712 shares of common stock issuable upon the exercise of stock options approved by our board of directors for grant effective upon the earlier of (a) the closing of this offering at an exercise price equal to the price to the public listed on the cover page of this prospectus or (b) a date determined by our board of directors that is no later than December 15, 2012 at an exercise price determined by our board of directors on the date of such determination, an additional 124,703 shares reserved for future issuance under our employee benefit plans that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. Additionally, in February 2012, our board of directors approved the 2012 Plan under which 1,700,000 shares of common stock are reserved for future issuance. Moreover, after this offering, holders of an aggregate of approximately 17,572,317 shares of our common stock as of December 31, 2011, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144.

If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, or if they adversely change their recommendations regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by research and reports that industry or security analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us adversely change their recommendations regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking dividends should not purchase our common stock.

We may be unable to meet our future capital requirements, which could limit our ability to grow.

We believe our existing cash and cash equivalents will be sufficient to meet our anticipated working capital and capital expenditure needs over at least the next 12 months. We may, however, need, or could elect to seek, additional funding at any time. To the extent that funds generated by this offering, together with existing resources, are insufficient to fund our business operations, our future activities for the expansion of our service and our product offerings, developing and sustaining our relationships and infrastructure for the distribution and delivery of digital media online, marketing, and supporting our office facilities, we may need to raise additional funds through equity or debt financing. Additional funds may not be available on terms favorable to us or our stockholders. Furthermore, if we issue equity securities, our stockholders may experience additional dilution or the new equity securities may have rights, preferences and privileges senior to those of our existing classes of stock. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

Our management has wide discretion in the use of the offering proceeds and may not apply these proceeds in a manner that will increase our revenue or market value.

Our management will have considerable discretion in the application of the proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The proceeds may be used for corporate purposes that do not increase our revenue or our market value.

Purchasers in this offering will incur immediate and substantial dilution in the book value of their investment as a result of this offering.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $8.70 per share, representing the difference between the assumed initial public offering price of $11.00 per share and our pro forma net tangible book value per share after giving effect to this offering and the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering. Moreover, we issued warrants and options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of December 31, 2011, there were 46,713 shares subject to outstanding warrants with an exercise price of $3.21 per share and 3,986,706 shares subject to outstanding options with a weighted-average exercise price of $3.76 per share. Additionally, there were 171,712 shares of common stock issuable upon the exercise of stock options approved by our board of directors for grant effective upon the earlier of (a) the closing of this offering at an exercise price equal to the price to the public listed on the cover page of this prospectus or (b) a date determined by our board of directors that is no later than December 15, 2012 at an exercise price determined by our board of directors on the date of such determination. To the extent that these outstanding warrants or options are ultimately exercised, you will incur further dilution.

Our independent registered public accounting firm has advised us that it has identified a material weakness in our internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could result in our failure to accurately report our financial results. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact investor confidence in our company and, as a result, the value of our common stock.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2010, our independent registered public accounting firm reported to our audit committee that it had identified a material weakness in the design and operation of our internal control over financial reporting. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Specifically, our independent registered public accounting firm determined that we did not have adequate procedures and controls to ensure that stock-based compensation arrangements were appropriately accounted for under the guidance within Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 718, Compensation—Stock Compensation, and FASB ASC 505, Equity-Based Payments to Non-Employees.

We concurred with the findings of our independent registered public accounting firm. We believe this material weakness has been remediated as of July 1, 2011. We have taken the following steps to remediate the underlying causes of the material weakness, including:

•	prior to any stock option grants being recommended to the board for approval, our chief financial officer is responsible for reviewing the list of recommended awards;

•

all stock-based awards granted by the board of directors are reviewed by our chief financial officer and corporate controller at the time of grant to ensure that they are appropriately identified as either an award to an employee or non-employee;

•	our corporate controller is responsible for reviewing all equity award data uploaded within our third-party equity administration software application package; and

•

our corporate controller is responsible for reviewing and approving all calculations and journal entries related to the accounting for non-employee variable stock option grants to ensure they are recorded in accordance with ASC 505.

In addition, we will need to evaluate our internal control over financial reporting in connection with Section 404 of the Sarbanes-Oxley Act for fiscal 2013, and our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting starting with our annual report for fiscal 2013. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management, as well as our independent registered public accounting firm’s attestation report on our internal control over financial reporting. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. As discussed above, we have in the past identified a material weakness in our internal control over financial reporting, and although we believe we have remediated the material weakness, we cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

Immediately after this offering our two largest stockholders will likely continue to have effective control over our company.

As of December 31, 2011, our two largest stockholders, General Catalyst Partners and Accel Partners (and entities that are affiliated with them), beneficially owned, in the aggregate, shares representing approximately 52.8% of our outstanding capital stock. Following the completion of this offering, these stockholders will beneficially own an aggregate of approximately 42.7% of our outstanding common stock. As a result, these stockholders, if they elect to act together, will likely continue to have effective control over our management and affairs and other matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of all or substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change in control would benefit our other stockholders.

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws, and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend, and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

•	providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings;

•	establishing a classified board of directors so that not all members of our board are selected at one time;

•	limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on the board to our board of directors then in office; and

•	providing that directors may be removed by stockholders only for cause.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are wiling to pay for our common stock.

We record substantial expenses related to our issuance of stock options that may have a material adverse impact on our operating results for the foreseeable future.

We expect our stock-based compensation expenses will continue to be significant in future periods, which will have an adverse impact on our operating results. The model used by us requires the input of highly subjective assumptions, including the price volatility of the option’s underlying stock. If facts and circumstances change and we employ different assumptions for estimating stock-based compensation expense in future periods, or if we decide to use a different valuation model, the future period expenses may differ significantly from what we have recorded in the current period and could materially affect the fair value estimate of stock-based payments, our operating income, net income and net income per share.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our ability to achieve profitability;

•	our competitive position and the effect of competition in our industry;

•	our ability to retain and attract new customers;

•	our ability to penetrate existing markets and develop new markets for our services;

•	our ability to retain or hire qualified accounting and other personnel;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our ability to maintain the security and reliability of our systems;

•	our estimates with regard to our future performance and total potential market opportunity;

•	our estimates regarding our anticipated results of operations, future revenue, capital requirements and our needs for additional financing;

•	our use of proceeds from this offering; and

•	our goals and strategies.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and similar expressions, or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, and any related free writing prospectus, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our shares of common stock in this offering will be approximately $40.4 million, based on an assumed initial public offering price of $11.00 per share, which is the mid-point of the estimated price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $48.0 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $10.2 million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal reasons for this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to public equity markets. We currently estimate that of the net proceeds we receive from this offering we will spend approximately $7.0 million to repay the outstanding principal under our credit facility with Silicon Valley Bank. Our credit facility with Silicon Valley Bank consists of an asset based line of credit with a maturity date of March 31, 2013, which accrues interest at the prime rate plus 1.5%, and a term loan line of credit that has a maturity date of 48 months from the date a term advance is made and which accrues interest at the prime rate plus 7%. We have used our credit facility for general working capital purposes and to secure a $2.4 million letter of credit for the lease of our corporate headquarters. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We anticipate that we will use the remaining net proceeds we receive from this offering, including any net proceeds we receive from the exercise of the underwriters’ over-allotment option, for working capital and other general corporate purposes, funding of our marketing activities and the costs of operating as a public company and further investment in the development of our proprietary technologies. We may use a portion of the net proceeds for the acquisition of businesses, products and technologies that we believe are complementary to our own, although we have no agreements or understandings with respect to any acquisition at this time. We have not allocated any specific portion of the remaining net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. Pending these uses, we intend to invest the net proceeds to us from the offering in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings and do not intend to declare or pay cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be, subject to applicable law, at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, prospects, contractual restrictions and capital requirements.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2011:

•	on an actual basis;

•

on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock and warrants to purchase shares of our preferred stock into 16,150,505 shares of common stock and warrants to purchase 46,713 shares of common stock, respectively, upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our sale in this offering of 5,000,000 shares of our common stock at an assumed initial public offering price of $11.00 per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after the application of a portion of the net proceeds of this offering to the repayment of certain of our outstanding indebtedness.

The information below is illustrative only and our capitalization following the closing of this offering will be based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2011
	Actual	Pro Forma	Pro Forma, as Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$17,227	$17,227	$57,577

Current and long-term debt	7,000	7,000	—
Redeemable convertible preferred stock warrants	424	—	—
Redeemable convertible preferred stock	120,351	—	—
Stockholders’ (deficit) equity:
Undesignated preferred stock, $0.001 par value: No shares authorized, issued or outstanding, actual and pro forma; 5,000,000 shares authorized and no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 68,000,000 shares authorized, actual and pro forma; 5,224,532 shares issued and outstanding, actual and 21,375,037 shares issued and outstanding, pro forma; 100,000,000 shares authorized and 26,375,037 shares issued and outstanding, pro forma as adjusted(2)	5	21	26
Additional paid-in capital	—	106,141	153,486
Accumulated other comprehensive income	1,056	1,056	1,056
Accumulated deficit	(107,254)	(92,636)	(92,636)

Total stockholders’ (deficit) equity attributable to Brightcove Inc.	(106,193)	14,582	61,932
Non-controlling interest in consolidated subsidiary	1,108	1,108	1,108

Total stockholders’ (deficit) equity	(105,085)	15,690	63,040

Total cash and cash equivalents and capitalization	$39,917	$39,917	$120,617

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase

(decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) cash and cash equivalents, and additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $10.2 million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
(2)	The number of shares of our common stock outstanding set forth in the table is based on 21,375,037 shares outstanding as of December 31, 2011 and excludes (i) 3,986,706 shares of common stock issuable upon exercise of outstanding options as of December 31, 2011 at a weighted-average exercise price of $3.76 per share, (ii) 46,713 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2011 with a weighted-average exercise price of $3.21 per share, (iii) 124,703 shares of our common stock reserved for future issuance under the 2004 Plan as of December 31, 2011, (iv) 171,712 shares of common stock issuable upon the exercise of stock options approved by our board of directors for grant effective upon the earlier of (a) the closing of this offering at an exercise price equal to the price to the public listed on the cover page of this prospectus or (b) a date determined by our board of directors that is no later than December 15, 2012 at an exercise price determined by our board of directors on the date of such determination and (v) 1,700,000 shares of common stock reserved for future issuance under the 2012 Plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value of our common stock, as of December 31, 2011, was $12.9 million, or $2.47 per share. The net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of outstanding common stock before giving effect to the conversion of all outstanding shares of preferred stock into shares of our common stock upon the completion of this offering. If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering.

After giving effect to (i) the automatic conversion of all outstanding preferred stock into common stock immediately prior to completion of this offering and (ii) our sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2011 would have been approximately $60.7 million, or $2.30 per share of common stock. This represents an immediate increase in net tangible book value of $1.68 per share to existing stockholders and an immediate dilution in net tangible book value of $8.70 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share as of December 31, 2011	$0.62
Increase per share attributable to this offering	1.68

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$2.30

Dilution per share to new investors		$8.70

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the pro forma as adjusted net tangible book value by approximately $0.18 per share and the dilution to new investors by approximately $0.82 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our common stock would be $2.52 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $1.90 per share, and the dilution per share to investors would be $8.48 per share of common stock, in each case assuming an initial public offering price of $11.00 per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus.

The following table summarizes, on a pro forma basis, as of December 31, 2011, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors at an assumed initial public offering price of $11.00 per share, the mid-point of the price range set forth on the cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	21,375,037	81%	$95,039,466	63%	$4.45
New investors	5,000,000	19%	55,000,000	37%	$11.00

Total	26,375,037	100%	$150,039,466	100%	$5.69

The above discussion and tables are based on 5,224,532 shares of common stock issued and outstanding as of December 31, 2011 and also reflects the conversion of all outstanding shares of our preferred stock into an aggregate of 16,150,505 shares of our common stock upon the completion of this offering and excludes:

•	3,986,706 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2011 with a weighted-average exercise price of $3.76 per share;

•	46,713 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2011 with a weighted-average exercise price of $3.21 per share;

•	124,703 shares of common stock reserved for future issuance under the 2004 Plan as of December 31, 2011;

•

171,712 shares of common stock issuable upon the exercise of stock options approved by our board of directors for grant effective upon the earlier of (a) the closing of this offering at an exercise price equal to the price to the public listed on the cover page of this prospectus or (b) a date determined by our board of directors that is no later than December 15, 2012 at an exercise price determined by our board of directors on the date of such determination; and

•	1,700,000 shares of common stock reserved for future issuance under the 2012 Plan.

To the extent that outstanding options or warrants are exercised and restricted stock grants vest, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenue:
Subscription and support revenue	$8,061	$22,432	$32,240	$40,521	$60,169
Professional services and other revenue	472	2,068	3,947	3,195	3,394

Total revenue	8,533	24,500	36,187	43,716	63,563

Cost of revenue:(1)
Cost of subscription and support revenue	4,635	6,070	6,986	11,060	15,478
Cost of professional services and other revenue	721	2,916	3,463	4,065	4,744

Total cost of revenue	5,356	8,986	10,449	15,125	20,222

Gross profit	3,177	15,514	25,738	28,591	43,341
Operating expenses:(1)
Research and development	8,398	7,756	8,927	12,257	15,267
Sales and marketing	9,365	11,542	13,218	24,124	31,564
General and administrative	6,168	5,970	6,696	9,617	12,640

Total operating expenses	23,931	25,268	28,841	45,998	59,471

Loss from operations	(20,754)	(9,754)	(3,103)	(17,407)	(16,130)

Other income (expense):
Interest income	2,177	918	313	185	23
Interest expense	—	—	—	—	(358)
Other (expense) income, net	(26)	(1,388)	22	(503)	(719)

Total other income (expense), net	2,151	(470)	335	(318)	(1,054)

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except per share data)
Loss before income taxes and non-controlling interest in consolidated subsidiary	(18,603)	(10,224)	(2,768)	(17,725)	(17,184)
Provision for income taxes	—	11	55	56	90

Consolidated net loss	(18,603)	(10,235)	(2,823)	(17,781)	(17,274)
Net loss (income) attributable to non-controlling interest in consolidated subsidiary	—	305	478	280	(361)

Net loss attributable to Brightcove Inc.	(18,603)	(9,930)	(2,345)	(17,501)	(17,635)
Accretion of dividends on redeemable convertible preferred stock	(4,774)	(4,919)	(4,918)	(5,470)	(5,639)

Net loss attributable to common stockholders	$(23,377)	$(14,849)	$(7,263)	$(22,971)	$(23,274)

Net loss per share attributable to common stockholders—basic and diluted	$(7.91)	$(3.98)	$(1.70)	$(4.98)	$(4.75)

Weighted-average number of common shares used in computing net loss per share attributable to common stockholders—basic and diluted	2,954	3,728	4,276	4,612	4,900

Pro forma net loss per share attributable to common stockholders—basic and diluted(2)					$(0.84)

Pro forma weighted-average number of common shares used in computing net loss per share attributable to common stockholders—basic and diluted(2)					21,051

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
(1) Stock-based compensation included in above line items:
Cost of subscription and support revenue	$2	$21	$21	$26	$52
Cost of professional services and other revenue	1	22	36	99	117
Research and development	69	99	125	369	367
Sales and marketing	100	82	102	1,459	1,008
General and administrative	67	114	224	1,362	2,653
(2)

The calculation of pro forma net loss per share attributable to common stockholders does not give effect to the number of shares issued in this offering whose proceeds will be used to repay certain of our outstanding indebtedness as the impact would not be materially different from the amounts presented.

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,928	$24,176	$22,554	$20,341	$17,227
Property and equipment, net	1,555	2,014	3,355	4,706	6,079
Working capital	25,152	24,046	21,054	17,263	10,204
Total assets	43,387	40,425	40,255	41,984	47,338
Current and long-term debt	—	—	—	—	7,000
Redeemable convertible preferred stock warrants	75	85	99	285	424
Redeemable convertible preferred stock	85,300	91,013	96,725	114,404	120,351
Total stockholders’ deficit	(49,005)	(60,524)	(66,855)	(86,937)	(105,085)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Company Overview

Brightcove is a leading global provider of cloud-based solutions for publishing and distributing professional digital media. Brightcove Video Cloud, or Video Cloud, our flagship product released in 2006, is the world’s leading online video platform. As of December 31, 2011, we had 3,872 customers in over 50 countries, including many of the world’s leading media, retail, technology and financial services companies, as well as governments, educational institutions and non-profit organizations. In 2011, our customers used Video Cloud to deliver an average of approximately 743 million video streams per month, which we believe is more video streams per month than any other professional solution.

Video Cloud enables our customers to publish and distribute video to Internet-connected devices quickly, easily and in a cost-effective and high-quality manner. Our innovative technology and intuitive user interface give customers control over a wide range of features and functionality needed to publish and deliver a compelling user experience, including content management, format conversion, video player styling, distributed caching, advertising insertion, content protection and distribution to diverse device types and multiple websites, including their own websites, partner websites and social media sites. Video Cloud also includes comprehensive analytics that allow customers to understand and refine their engagement with end users.

We were incorporated in Delaware in August 2004 and our headquarters are in Cambridge, Massachusetts. In February 2006 we began generating revenue through our sale of Video Cloud. By the end of 2006, we had 106 employees and 59 customers. In November 2009, we launched the Express edition of our Video Cloud product. In May 2011, we announced the initial release of Brightcove App Cloud, or App Cloud. We made our first commercial sale of App Cloud in September 2011 and made App Cloud generally commercially available in November 2011. App Cloud is a software application development and management platform designed to help customers publish and distribute video and other professional digital media through software applications, which we refer to as content apps, across multiple Internet-connected devices.

As of December 31, 2010, we had 255 employees and 2,469 customers, of which 1,564 used our Express edition of Video Cloud and 905 used our premium editions of Video Cloud. As of December 31, 2011, we had 312 employees and 3,872 customers, of which 2,571 used our Express edition of Video Cloud and 1,301 used our premium editions of Video Cloud.

We have generated substantially all of our revenue to date by offering our Video Cloud product to customers on a subscription-based, software as a service, or SaaS, model. Our revenue grew from $24.5 million in the fiscal year ended December 31, 2008 to $63.6 million in the fiscal year ended December 31, 2011 and the number of customers using our solutions grew from 549 as of December 31, 2008 to 3,872 as of December 31, 2011. Our consolidated net loss was $17.8 million for the fiscal year ended December 31, 2010, compared with $17.3 million for the fiscal year ended December 31, 2011.

We have signed a new lease for over 80,000 square feet of office space in Boston, Massachusetts. We expect to move into these new headquarters on April 1, 2012. We have sales and marketing offices in New York, New York; London, England; Paris, France; Hanover, Germany; Barcelona, Spain; Tokyo, Japan; Sydney, Australia; Seoul, South Korea; and Singapore, and a research and development office in Seattle, Washington.

For the years ended December 31, 2010 and 2011, our net revenue derived from customers located outside North America was 32% and 34%, respectively. We expect the percentage of total net revenue derived from outside North America to increase in future periods as we continue to expand our international operations.

Our philosophy for the next few years will continue to be to invest for long term growth. We believe these investments will help us address some of the challenges facing our business such as demand for our products by customers and potential customers, rapid technological change in our industry, increased competition and resulting price sensitivity. For additional information on these and other risks to our business, see the section entitled “Risk Factors.” These investments include support for the expansion of our infrastructure within our hosting facilities, the hiring of additional technical and sales personnel, and the innovation of new features for Video Cloud and new products such as App Cloud. We believe these investments will help us retain our existing Video Cloud customers and lead to the acquisition of new customers for both Video Cloud and App Cloud. As a result of our investment philosophy, we expect to incur operating losses on an annual basis through at least the end of 2012. In addition, we will incur incremental public company expenses related to reporting and compliance. However, we believe these investments will result in increased retention and expansion of our customer base and the resulting revenues. Additionally, we believe this customer growth will enable us to achieve economies of scale which will reduce our cost of goods sold, research and development and general and administrative expenses as a percentage of total revenues.

Key Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

•

Number of Customers. We define our number of customers at the end of a particular quarter as the number of customers generating subscription revenue during the period, plus customers who have committed a minimum level of revenue to us for use of our products. We believe the number of customers is a key indicator of our market penetration in the online video platform market, the productivity of our sales organization and the value that our products bring to both large and small organizations. The number of customers subscribing to our Video Cloud product is particularly important to monitor given that we expect revenue from Video Cloud to continue to represent a significant portion of our total revenue, and we are investing significantly to support our sales of this product in a new and rapidly evolving market.

During 2010, the number of customers increased 185%, and during 2011, the number of customers increased 57%. Most of the increase was a result of 2010 being the first full year in which we offered the Express edition of Video Cloud, which was introduced in November of 2009. During these periods, we experienced an increase in revenue from Video Cloud, which made up substantially all revenue through December 31, 2011. As of December 31, 2011, we had 3,872 customers, of which 2,571 used our Express edition of Video Cloud and 1,301 used our premium editions of Video Cloud. For more information about our customers, see “Business—Our Customers.”

•

Average Monthly Streams. We define average monthly streams as the year-to-date average number of monthly stream starts on Video Cloud. We believe the average number of monthly streams is a key indicator of both the adoption of Video Cloud as an online video platform and the growth of video content across the Internet. We also expect growth in streams will be driven, in part, by improvements in products and features that drive traffic to our customers’ websites and growth in the number of customers.

In the year ended December 31, 2011, the average number of monthly streams was approximately 743 million, which represents 56% growth over the year ended December 31, 2010, reflecting increased viewership of our customers’ video content.

•

Recurring Dollar Retention Rate. We believe that our ability to retain our customers is an indicator of the stability of our revenue base and the long-term value of our customer relationships. We assess our performance in this area using a metric we refer to as our recurring dollar retention rate. We calculate the recurring dollar retention rate by dividing the retained recurring value of subscription revenue for a period by the previous recurring value of subscription revenue for the same period. We define retained recurring value of subscription revenue as the committed subscription fees for all contracts that renew in a given period. We define previous recurring value of subscription revenue as the recurring value from committed subscription fees for all contracts that expire in that same period. We typically calculate our recurring dollar retention rate on a monthly basis.

In the year ended December 31, 2010, the recurring dollar retention rate was 88% compared with 93% for the year ended December 31, 2011. This recurring dollar retention rate provides visibility into our ongoing revenue. We did not calculate recurring dollar retention rate prior to December 31, 2009 in part because there were no renewals of our Express customers prior to that date.

The following table includes our key metrics for the periods presented:

	Years Ended December 31,
	2009	2010	2011
Key Metrics
Customers (at period end):
Express	143	1,564	2,571
Premium	723	905	1,301

Total customers (at period end)	866	2,469	3,872

Average monthly year to date streams (in thousands)	313,262	475,450	742,965
Recurring dollar retention rate	—	88%	93%

Components of Consolidated Statements of Operations

Revenue

Subscription and Support Revenue—We generate subscription and support revenue from the sale of our on-demand online video platform called Video Cloud. Video Cloud allows customers to publish and distribute video and other professional digital media across Internet-connected devices. Video Cloud is offered in two product lines. The first product line is comprised of our premium product editions: Enterprise and Pro. The Enterprise edition provides additional features and functionality such as a multi-account environment with consolidated billing, IP address filtering, the ability to produce live events with DVR functionality and advanced upload acceleration of content. Customer arrangements are typically one year contracts, which include a subscription to our platform, basic support and a pre-determined amount of bandwidth. We also offer gold support to our premium customers for an additional fee, which includes extended phone support. The pricing for our premium editions is based on the number of users, accounts and usage, which is comprised of video streams, bandwidth and managed content.

Our second product line is our Express edition, which targets small and medium-sized businesses, or SMBs. The Express edition provides customers with the same basic functionality that is offered in our premium product editions but has been designed for customers who have lower usage requirements and do not typically seek advanced features and functionality. Customers who purchase the Express edition generally enter into month-to-month agreements. Express customers are generally billed on a monthly basis and pay via a credit card, or they are billed annually in advance.

Professional Services and Other Revenue—Professional Services and Other Revenue consists of services such as implementation, software customizations and project management for customers who subscribe to our premium editions. These arrangements are typically priced on a fixed fee basis with a portion due upon contract signing and the remainder due when the related services have been completed.

Our backlog consists of the total future value of our committed customer contracts, whether billed or unbilled. As of December 31, 2011, we had backlog of approximately $43 million compared to backlog of approximately $28 million as of December 31, 2010. Of the approximately $43 million in backlog as of December 31, 2011, approximately $37 to $39 million is expected to be recognized as revenue during the fiscal year ended December 31, 2012. Because revenue for any period is a function of revenue recognized from backlog at the beginning of the period as well as from contract renewals and new customer contracts executed during the period, backlog at the beginning of any period is not necessarily indicative of future performance. Our presentation of backlog may differ from that of other companies in our industry.

Cost of Revenue

Cost of subscription, support and professional services revenue primarily consists of costs related to supporting and hosting our product offerings and delivering our professional services. These costs include salaries, benefits, incentive compensation and stock-based compensation expense related to the management of our data centers, our customer support team and our professional services staff. In addition to these expenses, we incur third-party service provider costs such as data center and networking expenses, allocated overhead, depreciation expense and amortization of capitalized internal-use software development costs. We allocate overhead costs such as rent, utilities and supplies to all departments based on relative headcount. As such, general overhead expenses are reflected in cost of revenue in addition to each operating expense category.

The costs associated with providing professional services are significantly higher as a percentage of related revenue than the costs associated with delivering our subscription and support services due to the labor costs of providing professional services. As such, the implementation and professional services costs relating to an arrangement with a new customer are more significant than the costs to renew a customer’s subscription and support arrangement.

Cost of revenue increased in absolute dollars from both fiscal 2009 to fiscal 2010 and fiscal 2010 to fiscal 2011. In future periods we expect our cost of revenue will increase in absolute dollars as our revenue increases. We also expect that cost of revenue as a percentage of revenue will decrease over time as we are able to achieve economies of scale in our business. However, cost of revenue as a percentage of revenue could fluctuate from period to period depending on the growth of our professional services business and any associated costs relating to the delivery of subscription services and the timing of significant expenditures. To the extent that our customer base grows, we intend to continue to invest additional resources in expanding the delivery capability of our products and other services. The timing of these additional expenses could affect our cost of revenue, both in terms of absolute dollars and as a percentage of revenue, in any particular quarterly or annual period.

Operating Expenses

We classify our operating expenses as follows:

Research and Development. Research and development expenses consist primarily of personnel and related expenses for our research and development staff, including salaries, benefits, incentive compensation and stock-based compensation, in addition to the costs associated with contractors and allocated overhead. We have focused our research and development efforts on expanding the functionality and scalability of our products and enhancing their ease of use, as well as creating new product offerings. We expect research and development expenses to increase in absolute dollars as we intend to continue to periodically release new features and functionality, expand our product offerings, continue the localization of our products in various languages, upgrade and extend our service offerings, and develop new technologies. Over the long term, we believe that research and development expenses as a percentage of revenue will decrease, but will vary depending upon the mix of revenue from new and existing products, features and functionality, as well as changes in the technology that our products must support, such as new operating systems or new Internet-connected devices.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel and related expenses for our sales and marketing staff, including salaries, benefits, incentive compensation, commissions, stock-based compensation and travel costs, in addition to costs associated with marketing and promotional events, corporate communications, advertising, other brand building and product marketing expenses and allocated overhead. Our sales and marketing expenses have increased in absolute dollars in each of the last three years. The increase in sales and marketing expenses as a percentage of revenue is primarily due to our substantial investments in obtaining and retaining customers. We intend to continue to invest in sales and marketing and increase the number of sales representatives to add new customers and expand the sale of our product offerings within our existing customer base, build brand awareness and sponsor additional marketing events. Accordingly, in future periods we expect sales and marketing expense to increase in absolute dollars and continue to be our most significant operating expense. Over the long term, we believe that sales and marketing expense as a percentage of revenue will decrease, but will vary depending upon the mix of revenue from new and existing customers and from small, medium-sized and enterprise customers, as well as changes in the productivity of our sales and marketing programs.

General and Administrative. General and administrative expenses consist primarily of personnel and related expenses for executive, legal, finance, information technology and human resources functions, including salaries, benefits, incentive compensation and stock-based compensation, in addition to the costs associated with professional fees, insurance premiums, other corporate expenses and allocated overhead. In future periods we expect general and administrative expenses to increase in absolute dollars as we continue to incur additional personnel and professional services costs in order to meet the compliance requirements of operating as a public company, including those costs incurred in connection with Section 404 of the Sarbanes-Oxley Act. We currently anticipate that we will be required to comply with Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2013. Over the long term, we believe that general and administrative expenses as a percentage of revenue will decrease.

Other Income (Expense)

Other income (expense) consists primarily of interest income earned on our cash and cash equivalents, foreign exchange gains and losses, interest expense payable on our debt, changes in the fair value of the warrants issued in connection with a line of credit and income (loss) recorded upon the sale of long-term investments.

Non-Controlling Interest

Our results include a non-controlling interest in our majority-owned subsidiary, Brightcove Kabushiki Kaisha, or Brightcove KK. Brightcove KK is a Japanese joint venture which was formed on July 18, 2008. We own 63% of the entity. The non-controlling interest in Brightcove KK is reported as a separate component of stockholders’ equity (deficit) in our consolidated balance sheet. The portion of net income (loss) attributable to non-controlling interests is presented as net income (loss) attributable to non-controlling interests in consolidated subsidiary in our consolidated statements of operations, and the portion of the other comprehensive loss of this subsidiary is presented in the consolidated statements of stockholders’ equity (deficit) and comprehensive loss.

Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our taxes in each of the jurisdictions in which we operate. We account for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, this method requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We have provided a full valuation allowance against our net deferred tax assets at December 31, 2010 and 2011.

Stock-Based Compensation Expense

Our cost of revenue, research and development, sales and marketing, and general and administrative expenses include stock-based compensation expense. Stock-based compensation expense represents the fair value of outstanding stock options and restricted stock awards, which are recognized over the respective stock option and restricted stock award service periods. During 2009, 2010 and 2011, we recorded $508,000, $3.3 million and $4.2 million, respectively, of stock-based compensation expense. The increase in stock-based compensation expense is primarily related to an increase in the fair market value of our common stock. We expect stock-based compensation expense to increase in absolute dollars in future periods.

Foreign Currency Translation

With regard to our international operations, we frequently enter into transactions in currencies other than the U.S. dollar. As a result, our revenues, expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the euro, British pound, Australian dollar, and Japanese yen. In 2009, 2010 and 2011, approximately 28%, 32% and 34%, respectively, of our revenue was generated in locations outside the United States. During the same periods, 26%, 30% and 28%, respectively, of our revenue was in currencies other than the U.S. dollar, as are some of the associated expenses. In periods when the U.S. dollar declines in value as compared to the foreign currencies in which we conduct business, our foreign currency-based revenues and expenses generally increase in value when translated into U.S. dollars. We expect our foreign currency-based revenue to increase in absolute dollars and as a percentage of total revenue.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that the following significant accounting policies, which are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus, involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We primarily derive revenue from the sale of our on-demand application service to our internet video platform, which provides customers the right to access our hosted software applications for uploading, managing, distributing, and monetizing our video assets. Revenue is derived from three primary sources: (1) the subscription of our technology and related support; (2) hosting and bandwidth services; and (3) professional services, which include initiation, set-up and customization services.

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the collection of fees is probable; and (4) the amount of fees to be paid by the customer is fixed or determinable.

Our subscription arrangements provide customers the right to access our hosted software applications. Customers do not have the right to take possession of our software during the hosting arrangement. Accordingly, we recognize revenue in accordance with Accounting Standards Codification (ASC) 605, Revenue Recognition. Contracts for premium customers generally have a term of one year and are non-cancellable. These contracts generally provide the customer with a maximum annual level of usage, and provide the rate at which the customer must pay for actual usage above the annual allowable usage. For these services, we recognize the annual fee ratably as revenue each month. Should a customer’s usage of our services exceed the annual allowable level, revenue is recognized for such excess in the period of the usage. Contracts for our Express customers are generally month-to-month arrangements, have a maximum monthly level of usage and provide the rate at which the customer must pay for actual usage above the monthly allowable usage. The monthly Express subscription and support and usage fees are recognized as revenue during the period in which the related cash is collected.

Revenue recognition commences upon the later of when the application is placed in a production environment, or when all revenue recognition criteria have been met. Professional services and other revenue sold on a stand-alone basis are recognized upon final delivery. Deferred revenue includes amounts billed to customers for which revenue has not been recognized, and primarily consists of the unearned portion of annual software subscription and maintenance and support fees, and deferred initiation and professional service fees. Revenue is presented net of any taxes collected from customers.

We periodically enter into multi-element service arrangements that include platform subscription fees, support fees, initiation fees, and, in certain cases, other professional services. Prior to January 1, 2011, when we entered into such arrangements, each element was accounted for separately over our respective service period, provided that each element had value to the customer on a stand-alone basis, and there was objective and reliable evidence of fair value for the separate elements. If these criteria could not be objectively met or determined, the total value of the arrangement was generally recognized ratably as a single unit of accounting over the entire service period to the extent that all services had begun to be provided at the outset of the period. For multi-element service arrangements entered into through December 31, 2010, we were unable to separately account for the different elements because we did not have objective and reliable evidence of fair value for certain of our deliverables. Therefore, all revenue under these arrangements has been recognized ratably over the contract term.

Initiation fees and other professional services charged when services are first activated were recorded as deferred revenue, and recognized as revenue ratably over a term beginning upon go-live of the software application and extending through the contract term.

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-13, Revenue Recognition (Topic 605), Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force, which amended the previous multiple-element arrangements accounting guidance. Pursuant to the new guidance, objective and reliable evidence of fair value of the undelivered elements is no longer required in order to account for deliverables in a multiple-deliverable arrangement separately. Instead, arrangement consideration is allocated to deliverables based on their relative selling price. The new guidance also eliminates the use of the residual method.

Effective January 1, 2011, we adopted this new accounting guidance on a prospective basis. We applied the new accounting guidance to those multiple-element arrangements entered into, or materially modified, on or after January 1, 2011, which is the beginning of our fiscal year. The adoption of this new accounting guidance did not have a material impact on our financial condition, results of operations or cash flows.

Under the new accounting guidance, in order to treat deliverables in a multiple-deliverable arrangement as separate units of accounting, the deliverables must have stand-alone value upon delivery. If the deliverables have stand-alone value upon delivery, we account for each deliverable separately. Subscription services have stand-alone value as such services are often sold separately. In determining whether professional services have stand-alone value, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription service start date, and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services work. To date, we have concluded that all of the professional services included in multiple-deliverable arrangements executed have stand-alone value, with the exception of initiation and activation fees.

Under the new accounting guidance, when multiple deliverables included in an arrangement are separated into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. We determine the relative selling price for a deliverable based on vendor-

specific objective evidence of fair value, or VSOE, if available, or best estimate of selling price, or BESP, if VSOE is not available. We have determined that third-party evidence of selling price, or TPE, is not a practical alternative due to differences in our service offerings compared to other parties and the availability of relevant third party pricing information. The amount of revenue allocated to delivered items is limited by contingent revenue, if any.

We have not established VSOE for our offerings due to lack of pricing consistency, the introduction of new services and other factors. Accordingly, we use BESP to determine the relative selling price. We determine BESP by considering our overall pricing objectives and market conditions. Significant pricing practices taken into consideration include our discounting practices, the size and volume of transactions, the geographic area where services are sold, price lists, our go to market strategy, historic contractually stated prices and prior relationships and future subscription service sales with certain classes of customers.

The determination of BESP is made through consultation with and approval by our management, taking into consideration the go-to-market strategy. As our go-to-market strategies evolve, we may modify our pricing practices in the future, which could result in changes in selling prices, including both VSOE and BESP. We plan to analyze the selling prices used in our allocation of arrangement consideration, at a minimum, on an annual basis. Selling prices will be analyzed on a more frequent basis if a significant change in our business necessitates a more timely analysis or if we experience significant variances in our selling prices.

Allowance for Doubtful Accounts

We offset gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable and is based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with specific accounts. Provisions for allowances for doubtful accounts are recorded in general and administrative expense. If, upon signing a customer arrangement, the related account receivable is not considered collectable, we will defer the associated revenue until we collect the cash.

Software Development Costs

Costs incurred to develop software applications used in our on-demand application services consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software and (b) payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs are expensed as incurred. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, it is probable the project will be completed, and the software will be used to perform the functions intended and certain functional and quality standards have been met. Qualified costs incurred during the operating stage of our software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs that cannot be separated between maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred. These capitalized costs are amortized on a straight line basis over the expected useful life of the software, which is three years. We capitalized $694,000 in 2009, $829,000 in 2010 and $354,000 in 2011. Amortization of software development costs was $601,000 in 2009, $845,000 in 2010 and $886,000 in 2011.

In addition to the software development costs described above, we incur costs to develop computer software to be licensed or otherwise marketed to customers. Costs incurred in the research, design and development of software for sale to others are charged to expense until technological feasibility is established. We capitalize direct computer software development costs upon achievement of technological feasibility subject to net realizable value considerations. Thereafter, software development costs are capitalized until the product is released and amortized to product cost of sales on a straight-line basis over the lesser of three years or the estimated economic lives of the respective products. We have determined that technological feasibility is established at the time a working model of software is completed. Because we believe our current process for developing software will be essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

Income Taxes

We are subject to income taxes in both the United States and international jurisdictions, and we use estimates in determining our provision for income taxes. We account for income taxes under the asset and liability method for accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax basis of assets and liabilities using statutory rates. This process requires us to project our current tax liability and estimate our deferred tax assets and liabilities, including net operating losses and tax credit carryforwards. In assessing the need for a valuation allowance, we considered our recent operating results, future taxable income projections and feasible tax planning strategies. We have provided a full valuation allowance against our net deferred tax assets at both December 31, 2010 and 2011.

We account for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We did not have any recorded liabilities for uncertain tax positions as of December 31, 2010 or December 31, 2011.

Goodwill

We review the carrying value of goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying value of goodwill may exceed its fair value. Conditions that could trigger a more frequent impairment assessment include, but are not limited to, a significant adverse change in certain agreements, significant underperformance relative to historical or projected future operating results, an economic downturn in customers’ industries, increased competition, a significant reduction in our stock price for a sustained period or a reduction of our market capitalization relative to net book value. We evaluate impairment by comparing the estimated fair value of each reporting unit to its carrying value. We estimate fair value primarily utilizing the market approach, which calculates fair value based on the market values of comparable companies or comparable transactions. Actual results may differ materially from these estimates. The estimates we make in determining the fair value of our reporting unit involve the application of judgment, which could affect the timing and size of any future impairment charges. Impairment of our goodwill could significantly affect our operating results and financial position.

We continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of our long-lived assets may warrant revision or that the carrying value of these assets may be impaired. Any write-downs are treated as permanent reductions in the carrying amount of the assets. We must use judgment in evaluating whether events or circumstances indicate that useful lives should change or that the carrying value of assets has been impaired. Any resulting revision in the useful life or the amount of an impairment also requires judgment. Any of these judgments could affect the timing or size of any future impairment charges. Revision of useful lives or impairment charges could significantly affect our operating results and financial position.

For the year ended December 31, 2011, we elected to adopt ASU No. 2011-08, Intangibles — Goodwill and Other (Topic 350) Testing Goodwill for Impairment. Under ASU 2011-08, we have the option to assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount to determine whether further impairment testing is necessary.

Accounting for Stock-based Compensation Arrangements

Accounting guidance requires employee stock-based payments to be accounted for under the fair value method. Under this method, we are required to record compensation cost based on the estimated fair value for stock-based awards granted over the requisite service periods for the individual awards, which generally equals the vesting periods. We use the straight-line amortization method for recognizing stock-based compensation expense.

We estimate the fair value of employee stock options on the date of grant using the Black-Scholes option-pricing model, which requires the use of highly subjective estimates and assumptions. For restricted stock awards issued we estimate the fair value of each grant based on the stock price of our common stock on the date of grant. Historically, as a private company, we lacked company-specific historical and implied volatility information. Therefore, we estimate our expected volatility from the historical volatility of selected publicly-traded peer companies and expect to continue to do so until we have adequate historical data regarding the volatility of our traded stock price. The expected life assumption is based on the simplified method for estimating expected term as we do not have sufficient stock option exercise experience to support a reasonable estimate of the expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. We use an expected dividend rate of zero as we currently have no history or expectation of paying dividends on our capital stock. In addition, we have estimated expected forfeitures of stock options based on our historical forfeiture rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods. The weighted-average assumptions for volatility, expected life, risk-free interest rate and expected dividend yield for the years ended December 31, 2010 and 2011 are presented in the following table:

	Year Ended December 31, 2010	Year Ended December 31, 2011
Risk-free interest rate	2.87%	2.62%
Expected volatility	61%	57%
Expected life (in years)	6.2	6.2
Expected dividend yield	—	—

The fair value of our common stock underlying our stock-based awards was determined by our board of directors which intended all stock-based awards granted to be at a price per share not less than the per share fair value of our common stock underlying those awards on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations combined with management’s judgment. In the absence of a public trading market, our board, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each award grant, including the following factors:

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to our common stock;

•	the prices of our preferred stock sold to outside investors in arms-length transactions;

•	secondary transactions in our common stock;

•	our stage of development, operating and financial performance and revenue growth;

•	current business conditions and projections;

•	the hiring of key personnel;

•	the history of our company and the introduction of new products and services;

•	the illiquid nature of our common stock;

•	contemporaneous or other valuations of our common stock performed by an independent valuation specialist;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these awards, such as an initial public offering or sale of our company, given prevailing market conditions; and

•	the U.S. and global capital market conditions.

The following table summarizes stock options granted to employees from April 1, 2010 through December 31, 2011. There were no grants of restricted stock during this time:

Option Grant Dates	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options (1)	Per Share Fair Value of Underlying Common Stock	Per Share Estimated Fair Value of Options (2)	Aggregate Estimated Fair Value of Options (2) (in-thousands)
May 14, 2010	394,174	$9.31	$9.31	$5.52	$2,176
July 27, 2010	246,657	9.31	9.31	5.40	1,333
March 8, 2011	521,648	8.19	8.19	4.18-4.63	2,406
May 12, 2011	208,833	8.19	10.45	6.45	1,347
June 23, 2011	98,132	10.45	10.45	5.82	571
July 27, 2011	85,346	10.45	10.45	5.74	490

(1)	The per share exercise price of options was determined by our board.
(2)	As described above, the estimated fair value of options was estimated on the date of grant using the Black-Scholes option-pricing model. For the March 8, 2011 grants, we have disclosed a range of per share fair values due to differences in the estimated term of stock options granted on that date.

During December 2011, our board approved options to purchase 171,712 shares of common stock to be granted effective upon the earlier of (a) the closing of this offering at an exercise price equal to the price to the public listed on the cover page of this prospectus or (b) a date determined by our board of directors that is no later than December 15, 2012 at an exercise price determined by our board of directors on the date of such determination. Since the grant date of these options has not been determined, these options have been excluded from the table above.

As discussed above, in order to determine the fair value of our common stock underlying stock option and restricted stock grants, our board considered numerous objective and subjective factors, including arm’s length transactions in our common shares whenever those transactions were considered contemporaneous with the valuation date of our common stock. If contemporaneous transactions were not available, in addition to considering the objective and subjective factors listed above, our board considered valuations provided by management from an independent third-party valuation specialist. These valuations estimated the fair value of a minority interest in our common stock, determined based on our business enterprise value, or BEV. Our BEV was estimated using a combination of generally accepted approaches: the income approach using the discounted cash flow method, or DCF method, the market approach using the guideline public company method, and the market approach using the guideline transaction method. The DCF method estimates the enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as the terminal value. The estimated present value is calculated using a discount rate known as the weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. The market approach considers multiples of financial metrics based on guideline transactions and trading multiples of guideline public companies. These multiples are then applied to our financial metrics to derive a range of indicated values. Once calculated, the DCF method and guideline company methods are then weighted. Our indicated BEV was allocated to the shares of preferred stock, common stock, warrants and stock options, using the option pricing method, or OPM, or the probability weighted expected return method, or PWERM. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable, publicly traded companies. We applied a discount for lack of marketability to our common stock based on a put option model.

Significant factors considered by our board in determining the fair value of our common stock at each grant date in the table above are as follows:

May and July 2010 Grants

In March 2010, we issued a total of 2,315,842 shares of our series D redeemable convertible preferred stock for $5.1817 per share to a group of existing investors for aggregate proceeds of approximately $12.0 million. Additionally, at the time of the series D financing, certain members of our management team sold shares of common stock to certain investors participating in the series D financing for $9.30 per share.

On May 14, 2010 and July 27, 2010, our board determined that the fair value of our common stock was $9.31 per share. In addition to considering the series D financing and the secondary transaction for our common stock described above, our board also considered the contemporaneous valuation of a minority interest in our common stock as of March 31, 2010 provided by management from an independent third-party valuation specialist. We concluded that it was appropriate to rely on the March 31, 2010 valuation analysis, which was completed on April 26, 2010, but dated as of March 31, 2010, for purposes of the May 14, 2010 and July 27, 2010 grants because there were no significant changes to the business, including our forecasted financial results, and no significant changes to market conditions, between March 31, 2010 and the date of the grants.

Our valuation of the common stock as of March 31, 2010, which was based on the contemporaneous transactions described above, also considered the DCF method under the income approach and the guideline public company transaction methods under the market approach.

Under the DCF method, future values were discounted to present value using a discount rate of 19%. In determining the appropriate discount rate, we determined our weighted average cost of capital based on comparable companies. The terminal value was determined using a Gordon growth model, which capitalizes expected cash flows.

Under the guideline public company method, we considered multiples of financial metrics based on both acquisitions and trading multiples of a peer group of companies. The companies used for comparison under the guideline public company method were selected based on a number of factors, including but not limited to, the similarity of their industry, growth rate, stage of development, and financial risk. These multiples were then applied to our financial metrics to derive an indication of our enterprise value. A discount of 10% for lack of marketability was applied after considering a number of factors, including the prospects and timeframe for an initial public offering of our common stock.

We used the OPM to allocate the total BEV in the valuation analysis as of March 31, 2010, with the income approach and the market approach both being weighted at 50%, and arrived at a per share fair value of common stock of $8.50. Management and our board relied on the March 2010 contemporaneous transaction in the common stock as we believed this to be the best indicator of the fair value of our common stock as of the date of the May and July 2010 grants.

March 2011 Grants

On March 8, 2011, our board determined that the fair value of our common stock was $8.19 per share. In addition to considering the objective and subjective factors listed above, our board considered the contemporaneous valuation of a minority interest in our common stock as of December 31, 2010 provided by management from an independent third-party valuation specialist. We concluded that it was appropriate to rely on the December 31, 2010 valuation analysis, which was completed on January 11, 2011, but dated as of December 31, 2010, for purposes of the March 8, 2011 grants because there were no significant changes to the business, including our forecasted financial results, and no significant changes to market conditions, between December 31, 2010 and the date of the grants.

Our valuation of our common stock as of December 31, 2010 was based on contemporaneous transactions completed in November 2010. On November 24, 2010, our Chief Executive Officer sold common shares to certain of our existing investors at a price of $9.30 per share. This price was based on the March 2010 transaction described above. Additionally, at this time, one of our nonemployee investors sold shares of common stock, as well as series B, series C and series D redeemable convertible preferred stock to other existing investors. Our common stock was priced at $8.19 per share. The price for series B, series C and series D redeemable convertible preferred stock was $6.2977, $8.05 and $5.1817, respectively. As the amount received by our Chief Executive Officer exceeded the estimated fair value of our common stock at the time of the transaction, we recorded compensation expense for the difference between the transaction price and the estimated fair value of our common stock and the date of the transaction.

Management and our board believe that the secondary transaction made by nonemployee investors, discussed above, as well as the results of the contemporaneous valuation as of December 31, 2010 are the best indicators of the fair value of our common stock as of the date of the May and July 2010 grants, and accordingly, granted stock options to purchase 521,648 shares of common stock with an exercise price of $8.19 per share on March 8, 2011.

May 2011 Grant

On May 12, 2011, we granted options to purchase 208,833 shares of common stock with an exercise price of $8.19 per share, which was determined to be the fair market value of our common stock at that time, based in part on the contemporaneous third-party valuation as of December 31, 2010, which is discussed above.

In connection with the preparation of our financial statements for the six months ended June 30, 2011, and in light of the contemporaneous valuation of our common stock as of May 31, 2011, we reassessed the fair market value of our common stock granted on May 12, 2011, and we determined $10.45 per share to be the fair market value of our common stock for purposes of valuing all stock options granted on that date.

The May 31, 2011 contemporaneous valuation, provided to management by an independent third-party valuation specialist, was based on the market approach, specifically the guideline public company method and the guideline transactions method. The allocation of value was based on the PWERM, which evaluates the probability of a future sale or an IPO. This method calculated enterprise values ranging from $280 million to $565 million and a discount rate of 19%, resulting in a stock price of $10.45 after taking into account a 10% discount for the lack of marketability. Under these scenarios, we (1) estimated the future value of total stockholders’ equity using a multiple of forecasted revenues as of the estimated IPO or sale date, (2) allocated that equity value to the preferred and common stock on a pro-rata basis considering the preferred stock conversion at an IPO and sale event, and (3) then discounted the resulting per share common stock value back to the valuation date. The key inputs under this model are the estimated IPO and sale value range, the probability weighting that we assign to each point within the range and the discount rate. We estimated our value range considering a variety of factors, the most significant of which were revenue multiples derived from market data and our forecasted trailing 12-month revenues as of the estimated event date. We assigned a higher probability to the middle of the range and lower probabilities to the low and high end of the range. We determined the discount rate using venture capital rates of return appropriate for our stage of development as of the valuation date.

The key assumptions in the sale and IPO scenarios included an estimated value range of $280 million to $565 million, assigning various probabilities of 35%, 25%, 15%, 10%, 10%, and 5% to $280 million,

$295 million, $385 million, $405 million, $540 million and $565 million, respectively, and a discount rate of 19%. Additionally, we applied a discount for lack of marketability of 10%, resulting in an estimated common stock value of $10.45 per share.

No single event caused the fair value of our common stock on May 31, 2011 to increase from the fair value of our common stock on March 8, 2011; rather, it was a combination of factors. As noted above, we relied on the December 31, 2010 valuation analysis for purposes of the March 8, 2011 grants because there were no significant changes to the business, including our forecasted financial results, and no significant changes to market conditions, between December 31, 2010 and the date of the grants. The December 31, 2010 value was based on a transaction completed in November 2010. It was the board’s estimate that the November 2010 transaction provided a sufficiently contemporaneous indication of value for stock options granted in December 2010 and March 2011.

For stock options granted in May 2011, it was the board’s estimate that the November 2010 transaction no longer provided a contemporaneous indication of value. In its estimate of value as of May 31, 2011, the board concluded that the value of the common stock had increased from March 8, 2011. The increase is due to the following factors:

•	improvements in market conditions, including a 13% increase in the median multiple of revenue for our guideline public companies from December 31, 2010 to May 31, 2011;

•

the substance of our continued discussions with underwriters for our potential initial public offering, which we believed indicated an increased probability of our completing an initial public offering;

•	the favorable financial performance of our business through May 31, 2011 compared to our original forecast for that period, which resulted in an increase in our forecast for the remainder of 2011; and

•	in May 2011, we made our first public announcement of our intention to market our second product, App Cloud.

We believe each of these events contributed to the overall increase in our enterprise value. As a result, the estimated fair value of our common stock increased from $8.19 per share on March 8, 2011 to $10.45 per share in the May 31, 2011 valuation.

June and July 2011 Grants

On June 23, 2011 and July 27, 2011, our board granted options to purchase 98,132 and 85,346 shares, respectively, of common stock with an exercise price of $10.45 per share, which was determined to be the fair market value of our common stock at each date of grant, based in part on the contemporaneous third-party valuation as of May 31, 2011, which is discussed above. We concluded that it was appropriate to rely on the May 31, 2011 valuation analysis for purposes of the June 23, 2011 and July 27, 2011 grants because there were no significant changes to the business, including our forecasted financial results, and no significant changes to market conditions, between May 31, 2011 and the date of the grants.

On January 31, 2012, we and the underwriters for this offering determined a preliminary range for the initial public offering price of $10.00 to $12.00 per share, the mid-point of which represents a valuation increase of approximately 5% over the fair value of our common stock as determined by our board of directors in connection with the options we granted in July 2011. In determining the fair value of common stock relating to options granted during July 2011, our board relied on our most recent valuation report dated May 31, 2011. Our offering price range was determined in consultation with the underwriters and reflects other factors including market conditions for initial public offerings and valuations based on multiples of projected revenue.

Results of Operations

The following tables set forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Consolidated statements of operations data:
Revenue:
Subscription and support revenue	$32,240	$40,521	$60,169
Professional services and other revenue	3,947	3,195	3,394

Total revenue	36,187	43,716	63,563

Cost of revenue:
Cost of subscription and support revenue	6,986	11,060	15,478
Cost of professional services and other revenue	3,463	4,065	4,744

Total cost of revenue	10,449	15,125	20,222

Gross profit	25,738	28,591	43,341

Operating expenses:
Research and development	8,927	12,257	15,267
Sales and marketing	13,218	24,124	31,564
General and administrative	6,696	9,617	12,640

Total operating expenses	28,841	45,998	59,471

Loss from operations	(3,103)	(17,407)	(16,130)

Other income (expense):
Interest income	313	185	23
Interest expense	—	—	(358)
Other (expense) income, net	22	(503)	(719)

Total other (expense) income, net	335	(318)	(1,054)

Loss before income taxes and non-controlling interest in consolidated subsidiary	(2,768)	(17,725)	(17,184)
Provision for income taxes	55	56	90

Consolidated net loss	(2,823)	(17,781)	(17,274)
Net loss (income) attributable to non-controlling interest in consolidated subsidiary	478	280	(361)

Net loss attributable to Brightcove Inc.	(2,345)	(17,501)	(17,635)

Accretion of dividends on redeemable convertible preferred stock	(4,918)	(5,470)	(5,639)

Net loss attributable to common stockholders	$(7,263)	$(22,971)	$(23,274)

Overview of Results of Operations for the Years Ended December 31, 2010 and 2011

Total revenue increased by 45%, or $19.9 million, in 2011 compared to 2010 due to both an increase in subscription and support revenue of 48%, or $19.6 million, and an increase in professional services revenue of 6%, or $199,000. The increase in subscription and support revenue resulted primarily from an increase in the number of our premium customers, which was 1,301 as of December 31, 2011, an increase of 44% from 905 customers as of December 31, 2010. In addition, our revenues from Express offerings grew by $3.5 million, or 175%, from the prior year as our Express customer base increased by approximately 64% from the prior year. Our ability to continue to provide the product functionality and performance that our customers require will be a major factor in our ability to continue to increase revenue.

Our gross profit increased by $14.8 million, or 52%, in 2011 compared to 2010, primarily due to an increase in revenue. With the continued growth in our total revenue, our ability to continue to maintain our overall gross profit will depend on our ability to continue controlling our costs of delivery.

Loss from operations was $16.1 million in 2011 compared to $17.4 million in 2010. Loss from operations in 2011 and 2010 included $4.2 million and $3.3 million, respectively, of stock-based compensation expense. We expect operating income to increase from increased sales to both new and existing customers and from improved efficiencies throughout our organization as we continue to grow and scale our operations.

Our results of operations in 2011 compared to 2010 were impacted by foreign exchange rate fluctuations, resulting in an increase in revenue of approximately $960,000, or 2%, of revenue, and an increase in expense of approximately $877,000, or 1%, of expenses.

As of December 31, 2011, we had $17.2 million of unrestricted cash and cash equivalents, a decrease of $3.1 million from $20.3 million at December 31, 2010. In addition, as of December 31, 2011, we had $7.0 million of outstanding debt.

Revenue

	Year Ended December 31,
	2010		2011		Change
Revenue by Product Line	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Premium	$41,710	95%	$58,042	91%	$16,332	39%
Express	2,006	5	5,521	9	3,515	175

Total	$43,716	100%	$63,563	100%	$19,847	45%

During 2011, revenue increased by $19.9 million, or 45%, compared to 2010, primarily due to an increase in revenue from our premium offerings, which consist of subscription and support revenue, as well as professional services and other revenue. The increase in premium revenue of $16.3 million, or 39%, is the result of a 44% increase in the number of premium customers from 905 at December 31, 2010 to 1,301 at December 31, 2011, as well as increased revenue from our existing customers. Express revenue grew by $3.5 million, or 175%, which was also driven by an increase of 64% in customers from 1,564 at December 31, 2010 to 2,571 at December 31, 2011.

	Year Ended December 31,
	2010		2011		Change
Revenue by Type	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Subscription and support	$40,521	93%	$60,169	95%	$19,648	48%
Professional services and other	3,195	7	3,394	5	199	6

Total	$43,716	100%	$63,563	100%	$19,847	45%

During 2011, subscription and support revenue increased by $19.6 million, or 48%, compared to 2010. The increase was primarily related to the continued growth of our customer base for our premium offerings. In addition, professional services and other revenue increased by $199,000, or 6%. Professional services and other revenue will vary from period to period depending on the timing and completion of related implementation and other projects.

	Year Ended December 31,
	2010		2011		Change
Revenue by Geography	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
North America	$29,582	68%	$41,953	66%	$12,371	42%

Europe	11,077	25	14,489	23	3,412	31
Japan	2,546	6	4,764	8	2,218	87
Asia Pacific	482	1	2,219	3	1,737	360
Other	29	—	138	—	109	376

International subtotal	14,134	32	21,610	34	7,476	53

Total	$43,716	100%	$63,563	100%	$19,847	45%

For purposes of this section, we designate revenue by geographic regions based upon the locations of our customers. North America is comprised of revenue from the United States, Canada and Mexico. International is comprised of revenue from locations outside of North America. Depending on the timing of new customer contracts, revenue mix from a geographic region can vary from period to period.

During 2011, total revenue for North America increased $12.4 million, or 42%, compared to 2010. The increase in revenue for North America resulted primarily from an increase in subscription and support revenue from our premium offerings. During 2011, total revenue outside of North America increased $7.5 million, or 53%, compared to 2010. The increase in revenue internationally was the result of our increasing focus on marketing our services internationally.

Cost of Revenue

	Year Ended December 31,
	2010		2011		Change
Cost of Revenue	Amount	Percentage of Related Revenue	Amount	Percentage of Related Revenue	Amount	%
	(in thousands)
Subscription and support	$11,060	27%	$15,478	26%	$4,418	40%
Professional services and other	4,065	127	4,744	140	679	17

Total	$15,125	35%	$20,222	32%	$5,097	34%

During 2011, cost of subscription and support revenue increased $4.4 million, or 40%, compared to 2010. The increase resulted primarily from an increase in the cost of content delivery network expenses, network hosting services, depreciation expense and employee-related expenses of $3.3 million, $762,000, $693,000 and $340,000, respectively. There were also increases in expenses related to computer maintenance and support and contractors of $139,000 and $123,000, respectively. These increases were offset in part by a $1.2 million sales tax expense, recorded during 2010, without a corresponding amount recorded during 2011 as we determined we were subject to sales tax in certain states.

During 2011, cost of professional services and other revenue increased $679,000, or 17%, from the corresponding period of the prior year. The increase can be attributed primarily to increased employee-related expenses of $763,000, as we hired an additional five employees.

Gross profit

	Year Ended December 31,
	2010		2011		Change
Gross profit	Amount	Percentage of Related Revenue	Amount	Percentage of Related Revenue	Amount	%
	(in thousands)
Subscription and support	$29,461	73%	$44,691	74%	$15,230	52%
Professional services and other	(870)	(27)	(1,350)	(40)	(480)	(55)

Total	$28,591	65%	$43,341	68%	$14,750	52%

During 2011, the overall gross profit percentage was 68% compared to 65% during 2010. The subscription and support gross profit percentage increased primarily related to a decrease in sales tax expense. The professional services and other gross profit percentage decreased primarily due to increases in employee-related expenses of $763,000. We continue to generate a negative gross profit for professional services and other due to the development of our professional services management team and infrastructure. We expect to gain economies of scale over time. It is likely that gross profit, as a percentage of revenue, will fluctuate quarter by quarter due to the timing and mix of subscription and support revenue and professional services and other revenue, and the type, timing and duration of service required in delivering certain projects.

Operating Expenses

	Year Ended December 31,
	2010		2011		Change
Operating Expenses	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Research and development	$12,257	28%	$15,267	24%	$3,010	25%
Sales and marketing	24,124	55	31,564	50	7,440	31
General and administrative	9,617	22	12,640	20	3,023	31

Total	$45,998	105%	$59,471	94%	$13,473	29%

Research and Development. During 2011, research and development expense increased by $3.0 million, or 25%, compared to 2010 primarily due to increases in employee-related expenses and recruiting of $2.4 million and $329,000, respectively, as we hired an additional 15 employees. There was also an increase in computer-related maintenance and support expenses of $254,000. These increases were partially offset by a decrease in contractor expenses of $109,000. In future periods, we expect that our research and development expense will continue to increase in absolute dollars as we continue to add employees, develop new features and functionality for our products, introduce additional software solutions and expand our product and service offerings.

Sales and Marketing. During 2011, sales and marketing expense increased $7.4 million, or 31%, compared to 2010 primarily due to increases in employee-related expenses, marketing programs, commission expenses and travel expenses of $4.0 million, $2.1 million, $1.2 million and $419,000, respectively. These increases were partially offset by decreases in stock-based compensation and contractor expenses of $451,000 and $240,000, respectively. We expect that our sales and marketing expense will continue to increase in absolute dollars along with our revenues, as we continue to expand sales coverage and build brand awareness through what we believe are cost-effective channels. We expect that such increases may fluctuate from period to period, however, due to the timing of marketing programs.

General and Administrative. During 2011, general and administrative expense increased by $3.0 million, or 31%, compared to 2010 primarily due to an increase in employee-related expenses and stock-based compensation expenses of $1.6 million and $1.3 million, respectively, as well as an increase in computer-related maintenance and support of $219,000. These increases were partially offset by a decrease in travel expenses of $261,000. In future periods, we expect general and administrative expenses will increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and operations.

Other Income (Expense), Net

	Year Ended December 31,
	2010		2011		Change
Other Income (Expense)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Interest income, net	$185	—	$23	—	$(162)	(88)%
Interest expense	—	—	(358)	(1)	(358)	(100)
Other expense, net	(503)	(1)	(719)	(1)	(216)	(43)

Total	$(318)	(1)%	$(1,054)	(2)%	$(736)	(231)%

During 2011, interest income, net decreased by $162,000, or 88%, from the corresponding period of the prior year. Interest income is generated from the investment of our cash balances, less related bank fees. The decrease in interest income is due to decreased interest rates associated with our auction rate security, or ARS, holdings.

The increase in interest expense related to borrowings under our line of credit and term loan. The increase in other expense, net was primarily due to a realized loss of $146,000, recognized during 2011, when we sold our remaining ARS holdings. There was also an increase in foreign currency transaction losses of $83,000. These increases were partially offset by a decrease of $48,000 related to the change in the valuation of the warrants to purchase 60,728 shares of series B preferred stock during 2011, compared to the change in 2010.

Provision for Income Taxes

	Year Ended December 31,
	2010		2011		Change
Provision for income taxes	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Provision for income taxes	$56	—	$90	—	$34	61%

The increase in the provision for income taxes during 2011 compared to 2010, resulted primarily from an increase in income tax expenses related to foreign jurisdictions.

Non-Controlling Interest in Consolidated Subsidiary

	Year Ended December 31,
	2010		2011		Change
Non-controlling interest in consolidated subsidiary	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Net loss (income) attributable to non-controlling interest in consolidated subsidiary	$280	1%	$(361)	(1)%	$(641)	(229)%

Non-controlling interests represent the minority stockholders’ proportionate share (37%) of our majority- owned subsidiary, Brightcove KK. During 2011, Brightcove KK generated net income as a result of increased market penetration in Japan.

Overview of Results of Operations for the Years Ended December 31, 2009 and 2010

Total revenue increased by 21%, or $7.5 million, in 2010 compared to 2009 due to an increase in subscription and support revenue of 26%, or $8.3 million, which was partially offset by a 19% decrease in professional services and other revenue of $752,000. The increase in subscription and support revenue resulted primarily from an increase in the number of our premium customers, which was 905 at December 31, 2010, an increase of about 25% from that of the prior year. We also had our first full year of Express revenue in 2010 and ended the year with 1,564 Express customers, generating a total of $2.0 million in revenue.

Our gross profit increased by 11%, or $2.9 million, in 2010 compared to 2009, primarily due to a more significant increase in revenue compared to the increase in the cost of revenue. The increase in gross profit is primarily due to the increase in subscription and support revenue, which has a higher gross profit than professional services revenue.

Loss from operations was $17.4 million in 2010 compared to $3.1 million in 2009. This increase was primarily the result of an increase in research and development, sales and marketing and general administrative expenses to support the growth of our operations. Loss from operations in 2010 and 2009 included $3.3 million and $508,000, respectively, of stock-based compensation expense.

Our results of operations in 2010 compared to 2009 were impacted by foreign exchange rate fluctuations, resulting in a decrease in revenue of approximately $153,000, and a decrease in expenses of approximately $21,000.

As of December 31, 2010, we had $20.3 million of unrestricted cash and cash equivalents, a decrease of $2.2 million from $22.6 million at December 31, 2009. In addition, as of December 31, 2010 and 2009, we had $2.9 million and $3.0 million, respectively, of long-term investments.

Revenue

	Year Ended December 31,
	2009		2010		Change
Revenue by Product Line	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Premium	$36,164	100%	$41,710	95%	$5,546	15%
Express	23	—	2,006	5	1,983	nm

Total	$36,187	100%	$43,716	100%	$7,529	21%

nm—not meaningful

During 2010, revenue increased by $7.5 million, or 21%, compared to 2009, primarily due to an increase in revenue from our premium offerings. The increase in premium revenue was $5.5 million, or 15%, and is the result of a 25% increase in the number of premium customers from 723 at December 31, 2009 to 905 at December 31, 2010, as well as increased revenue from our existing customers. Our Express revenues grew by $2.0 million, resulting primarily from an increase in Express customers from 143 at December 31, 2009 to 1,564 at December 31, 2010. Fiscal 2010 was our first full year of Express revenue.

	Year Ended December 31,
	2009		2010		Change
Revenue by Type	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Subscription and support	$32,240	89%	$40,521	93%	$8,281	26%
Professional services and other	3,947	11	3,195	7	(752)	(19)

Total	$36,187	100%	$43,716	100%	$7,529	21%

During 2010, subscription and support revenue increased by $8.3 million, or 26%, compared to 2009. The increase was primarily related to the continued growth of our customer base for our premium offerings. This increase was partially offset by a $752,000 decrease in professional services and other revenue. Professional services and other revenue will vary depending on the timing and completion of related implementation and other projects.

	Year Ended December 31,
	2009		2010		Change
Revenue by Geography	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
North America	$26,193	72%	$29,582	68%	$3,389	13%

Europe	8,680	24	11,077	25	2,397	28
Japan	931	3	2,546	6	1,615	173
Asia Pacific	359	1	482	1	123	34
Other	24	—	29	—	5	21

International subtotal	9,994	28	14,134	32	4,140	41

Total	$36,187	100%	$43,716	100%	$7,529	21%

For purposes of this discussion, we designate revenue by geographic regions based upon the locations of our customers. Depending on the timing of new customer contracts, revenue mix from geographic region can vary from period to period.

During 2010, total revenue for North America increased $3.4 million, or 13%, compared to 2009. The increase in revenue for North America resulted primarily from an increase in subscription and support revenue from our premium offerings. Total revenue outside of North America increased $4.1 million, or 41%, compared to 2009. The increase in revenue internationally was the result of expanded geographic focus to establish a wider distribution of our service.

Cost of Revenue

	Year Ended December 31,
	2009		2010		Change
Cost of Revenue	Amount	Percentage of Related Revenue	Amount	Percentage of Related Revenue	Amount	%
	(in thousands)
Subscription and support	$6,986	22%	$11,060	27%	$4,074	58%
Professional services and other	3,463	88	4,065	127	602	17

Total	$10,449	29%	$15,125	35%	$4,676	45%

During 2010, cost of subscription and support revenue increased by $4.1 million, or 58%, compared to 2009 primarily due to an increase in sales tax, content delivery network expenses, and employee related expenses of $1.2 million, $875,000, and $557,000, respectively. There were also increases in expenses relating to outside service providers, including network hosting fees and other services, of $701,000. In addition, there was an increase in both amortization of capitalized software costs and depreciation expense of $244,000 and $227,000, respectively.

During 2010, cost of professional services and other revenue increased by $602,000, or 17%, compared to 2009 primarily due to increases in employee related expenses of $449,000 and increases in computer-related maintenance and support expenses of $94,000. These increases were partially offset by decreases in expenses for contractors of $121,000.

Gross Profit

	Year Ended December 31,
	2009		2010		Change
Gross profit	Amount	Percentage of Related Revenue	Amount	Percentage of Related Revenue	Amount	%
	(in thousands)
Subscription and support	$25,254	78%	$29,461	73%	$4,207	17%
Professional services and other	484	12	(870)	(27)	(1,354)	(280)

Total	$25,738	71%	$28,591	65%	$2,853	11%

During 2010, the overall gross profit percentage was 65% compared to 71% during 2009. The subscription and support gross profit percentage decreased from 78% to 73% due to an increase in sales tax, content delivery network expenses and network hosting services, which offset the growth in subscription and support revenues. The professional services gross profit percentage decreased from 12% to (27%) primarily due to increases in employee-related expenses as a percentage of related revenues. During 2010 and 2009, gross margin was impacted by the timing of professional services revenue recognized in multiple element arrangements that included both subscription and professional services fees. In such arrangements, the professional services fees were recognized ratably along with the subscription fees, while the costs to provide professional services fees for these arrangements were expensed as incurred.

Operating Expenses

	Year Ended December 31,
	2009		2010		Change
Operating Expenses	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Research and development	$8,927	25%	$12,257	28%	$3,330	37%
Sales and marketing	13,218	37	24,124	55	10,906	83
General and administrative	6,696	18	9,617	22	2,921	44

Total	$28,841	80%	$45,998	105%	$17,157	59%

Research and Development. During 2010, research and development expense increased by $3.3 million, or 37%, compared to 2009 primarily due to increases in employee-related and recruiting expenses of $2.2 million and $171,000, respectively, as we hired an additional 16 employees. Additionally, we had increases in contractor and stock-based compensation expenses of $283,000 and $244,000, respectively.

Sales and Marketing. During 2010, sales and marketing expense increased by $10.9 million, or 83%, compared to 2009 primarily due to increases in employee-related expenses, marketing programs and commission expense of $3.8 million, $2.5 million and $977,000, respectively. The employee-related and commission expense increases were primarily driven by an increase in headcount as we hired an additional 40 employees to support our growth. Additionally, stock-based compensation expenses, travel and recruiting expenses increased by $1.4 million, $965,000, and $279,000, respectively.

General and Administrative. During 2010, general and administrative expense increased by $2.9 million, or 44%, compared to 2009 primarily due to increases in stock-based compensation expense of $1.1 million and employee-related expenses of $872,000, as we hired an additional 13 employees. There were also increases in travel expenses and recruiting and computer-related maintenance and support for of $240,000, $226,000, and $195,000, respectively.

Other Income (Expense), Net

	Year Ended December 31,
	2009		2010		Change
Other Income (Expense)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Interest income, net	$313	1%	$185	—	$(128)	(41)%
Other income (expense), net	22	—	(503)	(1)%	(525)	nm

Total	$335	1%	$(318)	(1)%	$(653)	(195)%

nm—not meaningful

During 2010, interest income, net decreased by $128,000, or 41%, compared to 2009. Interest income is generated from investment of our cash balances, less related bank fees. The decrease in interest income, net principally reflected a decline in interest rates associated with our auction rate security holdings. The decrease in other, net in 2010 was primarily due to an increase in foreign currency loss of $351,000 from 2009 to 2010 and an increase of $172,000 related to the revaluation of our warrants.

Provision for Income Taxes

	Year Ended December 31,
	2009		2010		Change
Provision for income taxes	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Provision for income taxes	$55	—	$56	—	$1	2%

Provision for income taxes remained relatively unchanged from 2009 to 2010, and primarily consists of taxes from our foreign jurisdictions.

Non-Controlling Interest in Consolidated Subsidiary

	Year Ended December 31,
	2009		2010		Change
Non-controlling interest in consolidated subsidiary	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Net loss attributable to non-controlling interest in consolidated subsidiary	$478	1%	$280	1%	$(198)	(41)%

Non-controlling interests represent the minority stockholders’ proportionate share (37%) of our majority-owned subsidiary, Brightcove KK. The net loss attributable to the non-controlling interest decreased in 2010 by $198,000 due to a reduced net loss of the subsidiary.

Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the eight quarters ended December 31, 2011. We have prepared the quarterly data on a basis consistent with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription and support revenue	$9,235	$9,563	$10,322	$11,401	$12,492	$14,478	$15,906	$17,293
Professional services and other revenue	791	716	730	958	582	802	767	1,243

Total revenue	10,026	10,279	11,052	12,359	13,074	15,280	16,673	18,536
Cost of revenue(1):
Cost of subscription and support revenue	2,861	2,326	2,703	3,170	3,279	3,760	4,038	4,401
Cost of professional services and other revenue	887	978	1,086	1,114	1,097	1,176	1,237	1,234

Total cost of revenue	3,748	3,304	3,789	4,284	4,376	4,936	5,275	5,635

Gross profit	6,278	6,975	7,263	8,075	8,698	10,344	11,398	12,901
Operating expenses(1):
Research and development	2,588	2,914	3,393	3,362	3,443	3,755	3,981	4,088
Sales and marketing	5,151	6,233	6,372	6,368	6,966	8,406	7,453	8,739
General and administrative	2,060	2,372	2,277	2,908	2,725	3,253	3,261	3,401

Total operating expenses	9,799	11,519	12,042	12,638	13,134	15,414	14,695	16,228

Loss from operations	(3,521)	(4,544)	(4,779)	(4,563)	(4,436)	(5,070)	(3,297)	(3,327)
Other income (expense):
Interest income	64	75	36	10	12	6	2	3
Interest expense	—	—	—	—	—	(8)	(174)	(176)
Other (expense) income, net	(476)	(118)	175	(84)	110	(259)	(411)	(159)

Total other (expense) income, net	(412)	(43)	211	(74)	122	(261)	(583)	(332)

Loss before income taxes and non-controlling interest in subsidiary	(3,933)	(4,587)	(4,568)	(4,637)	(4,314)	(5,331)	(3,880)	(3,659)
Provision for income taxes	19	19	17	1	32	51	11	(4)

Consolidated net loss	(3,952)	(4,606)	(4,585)	(4,638)	(4,346)	(5,382)	(3,891)	(3,655)
Net loss (income) attributable to non-controlling interest in consolidated subsidiary	104	107	90	(21)	(69)	(76)	(87)	(129)

Net loss attributable to Brightcove Inc.	(3,848)	(4,499)	(4,495)	(4,659)	(4,415)	(5,458)	(3,978)	(3,784)
Accretion of dividends on redeemable convertible preferred stock	(1,241)	(1,410)	(1,410)	(1,409)	(1,410)	(1,409)	(1,410)	(1,410)

Net loss attributable to common stockholders	$(5,089)	$(5,909)	$(5,905)	$(6,068)	$(5,825)	$(6,867)	$(5,388)	$(5,194)

Net loss per share attributable Brightcove Inc.:
Basic and diluted	$(1.13)	$(1.28)	$(1.27)	$(1.29)	$(1.22)	$(1.42)	$(1.09)	$(1.02)

(1)	Stock-based compensation included in above line items:

Cost of subscription and support revenue	$7	$8	$5	$6	$10	$13	$17	$12
Cost of professional services revenue	20	29	23	27	24	35	29	29
Research and development	87	91	85	106	86	91	110	80
Sales and marketing	645	202	305	307	255	300	238	215
General and administrative	275	306	311	470	615	602	662	774

The following table sets forth our number of customers, the average monthly streams and our recurring dollar retention rate for the periods indicated:

	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Customers (at period end):
Express	492	906	1,255	1,564	1,852	2,183	2,422	2,571
Premium	763	796	836	905	996	1,112	1,203	1,301

Total customers (at period end)	1,255	1,702	2,091	2,469	2,848	3,295	3,625	3,872

Average monthly year to date streams (in thousands)	399,900	412,000	436,200	475,450	697,200	706,900	731,756	742,965
Recurring dollar retention rate	89%	89%	87%	86%	94%	93%	94%	93%

Subscription and support revenue increased in absolute dollars in every quarter during 2010 and 2011, primarily resulting from an increase in customers for both our premium and Express editions and increased revenue from existing customers. There is no discernible seasonality to subscription and support revenue as the contractual term of our customer arrangements is generally one year, and fees for annual subscriptions and support are recognized ratably over the term of the arrangement. Professional services revenue varies depending upon the timing and completion of implementation and other professional services projects.

Cost of subscription and support revenue decreased from the first quarter of 2010 to the second quarter of 2010 as we recorded $1.0 million of expenses related to sales tax in the first quarter of 2010. Starting in the third quarter of 2010, cost of subscription and support revenue increased in absolute dollars in every quarter along with subscription and support revenue. Cost of professional services revenue increased in absolute dollars during 2010 and 2011 due to an increase in headcount to support implementation and other professional services projects.

Research and development expense increased in absolute dollars during 2010 and 2011, with the exception of the second quarter to the third quarter of 2010, where research and development expense remained relatively unchanged. The increase in research and development expense during these periods is related to increased headcount to support the development of both our Video Cloud and App Cloud products.

Sales and marketing expense increased from the first quarter to the second quarter of 2010 and remained relatively unchanged thereafter for the remainder of 2010. During 2011, sales and marketing expense increased in absolute dollars through the second quarter of 2011, decreased in the third quarter of 2011 and then increased in the fourth quarter of 2011. The increase in sales and marketing expense in the fourth quarter of 2011 related to increased headcount as we expand sales coverage and build brand awareness.

General and administrative expense remained relatively unchanged during the first three quarters of 2010, increased in the fourth quarter of 2010, and then decreased slightly in the first quarter of 2011. General and administrative expense then increased in the second quarter of 2011, remained relatively unchanged through the third quarter of 2011, and increased moderately in the fourth quarter of 2011. The increase in general and administrative expense during the fourth quarter of 2010, and continuing into 2011, relates to an increase in headcount as we continued to build our internal infrastructure in preparation for an initial public offering of our common stock.

Liquidity and Capital Resources

We have funded our operations since inception primarily with approximately $100 million of net proceeds from issuances of preferred and common stock and with borrowings of $7.0 million under two bank credit facilities.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Consolidated Statements of Cash Flow Data
Purchases of property and equipment	$(1,075)	$(2,720)	$(4,064)
Depreciation and amortization	1,778	2,199	2,992
Cash flows from (used in) operating activities	151	(10,762)	(7,199)
Cash flows used in investing activities	(1,903)	(3,432)	(1,365)
Cash flows from financing activities	240	11,932	5,188

Cash and cash equivalents.

Our cash and cash equivalents at December 31, 2011 were held for working capital purposes and were invested primarily in money market funds. We do not enter into investments for trading or speculative purposes. At December 31, 2009 and 2010 restricted cash was $621,000 and $554,000, respectively, and was held in certificates of deposit as collateral for letters of credit related to the lease agreements for our corporate headquarters in Cambridge, Massachusetts and our offices in New York, New York and Seattle, Washington and a portion of the restricted cash balance is associated with the contractual provisions of our corporate credit card. As of December 31, 2011, the restricted cash balance was $233,000. The reduction in restricted cash was related to the letter of credit for our Cambridge, Massachusetts facility being transferred under one of our bank credit facilities. As such, the related certificate of deposit was no longer considered restricted. At December 31, 2009, 2010 and 2011, we had $2.4 million, $2.0 million and $3.6 million, respectively, of cash and cash equivalents held by subsidiaries in international locations, including subsidiaries located in Japan and the United Kingdom. It is our current intention to reinvest unremitted earnings in such subsidiaries.

Accounts receivable, net.

Our accounts receivable balance fluctuates from period to period, which affects our cash flow from operating activities. The fluctuations vary depending on the timing of our billing activity, cash collections, and changes to our allowance for doubtful accounts. In many instances we receive cash payment from a customer prior to the time we are able to recognize revenue on a transaction. We record these payments as deferred revenue, which has a positive effect on our accounts receivable balances. We use days’ sales outstanding, or DSO, calculated on a quarterly basis, as a measurement of the quality and status of our receivables. We define DSO as (a) accounts receivable, net of allowance for doubtful accounts, divided by total revenue for the most recent quarter, multiplied by (b) the number of days in that quarter. DSO was 68 days at December 31, 2009, 69 days at December 31, 2010 and 73 days at December 31, 2011.

Operating activities.

Cash used by operating activities consists primarily of net loss adjusted for certain non-cash items including depreciation and amortization, stock-based compensation expense, the provision for bad debts and the effect of changes in working capital and other activities. During 2011, cash used in operating activities was $7.2 million and consisted of $17.3 million of net loss, which included non-cash expenses of $4.2 million for stock-based compensation expense and $3.0 million for depreciation and amortization expense. Sources of cash primarily included increases in deferred revenue and accrued expenses of $8.0 million and $1.5 million, respectively. These inflows were offset in part by an increase in accounts receivable and other current assets of $5.4 million and $1.6 million, respectively. Increases in deferred revenue and accounts receivable primarily related to an increase in sales of our subscription and support services to both new and existing customers. In addition, during 2011, we experienced an increase in the number of sales of subscription and support services with the annual fee payable at the outset of the arrangement instead of in monthly installments. The increase in accrued expenses and accounts payable primarily related to an increase in operating expenses and the timing of related payments.

Cash used by operating activities in 2010 was $10.8 million and consisted of a $17.8 million net loss, which included non-cash expenses of $2.2 million for depreciation and amortization expense and $3.3 million for stock-based compensation expense. Sources of cash from operating activities included a $2.4 million increase in accrued expenses, primarily related to expenses for sales tax, and a $1.5 million increase in deferred revenue. These sources of cash were offset in part by a $2.0 million increase in accounts receivable. Increases in deferred revenue and accounts receivable primarily related to an increase in sales of our subscription and support services to both new and existing customers. In addition, during the fourth quarter of 2010, we experienced an increase in the number of sales of subscription and support services with the annual fee payable at the outset of the arrangement instead of in monthly installments.

Cash generated by operating activities in 2009 was $151,000 and consisted of a $2.8 million net loss, which included non-cash expenses of $1.8 million for depreciation and amortization expense and $508,000 for stock-based compensation expense. Sources of cash from operating activities included a $2.1 million increase in accrued expenses, primarily related to an increase in employee-related accruals, and a $505,000 increase in accounts payable. These sources of cash were offset by a $1.0 million increase in accounts receivable and a $628,000 decrease in deferred revenue.

Investing activities.

Cash used in investing activities during 2011 was $1.4 million, consisting primarily of $4.1 million in capital expenditures for equipment to support the business, partially offset by $2.7 million of proceeds from the sale of investments.

Cash used in investing activities in fiscal 2010 was $3.4 million, consisting primarily of capital expenditures of $2.7 million for equipment to support the business. In addition, we incurred costs of $829,000 relating to the development of internal-use software, partially offset by lower restricted cash requirements.

Cash used in investing activities in fiscal 2009 was $1.9 million, consisting primarily of capital expenditures of $1.1 million for equipment to support the business. In addition we incurred costs of $694,000 relating to the development of internal-use software and we had an increase in restricted cash due to higher collateral requirements in connection with additional lease commitments.

Financing activities.

We raised approximately $11.8 million of net proceeds through sales of our series D convertible preferred stock in March 2010. All of the shares of preferred stock will convert into common stock upon completion of this offering. In addition, we received proceeds from the exercises of common stock options, net of the amount paid for the repurchase of common stock, in the amount of $240,000 in 2009, $154,000 in 2010 and $475,000 in 2011. During 2011, we received proceeds of $7.0 million from our credit facility with Silicon Valley Bank, or SVB. Additionally, during 2011, we made payments of $2.3 million for costs incurred in connection with this offering.

Credit facility borrowings.

On March 30, 2011, we entered into a loan and security agreement with SVB providing for an asset-based line of credit. Under such credit agreement, we can borrow up to the lesser of (i) $8.0 million or (ii) 80% of our eligible accounts receivable. We have a $2.4 million letter of credit outstanding under the credit agreement to secure the lease for our new corporate headquarters, which reduces the borrowing availability under the credit agreement. The amounts owed under the credit agreement are secured by substantially all of our assets, excluding our intellectual property. Outstanding amounts under the credit agreement accrue interest at a rate equal to the prime rate plus 1.5%. Amounts owed under the credit agreement are due on March 31, 2013, and interest and related finance charges are payable monthly. In June 2011, we borrowed $2.0 million under this line of credit.

On June 24, 2011, we amended our credit facility with SVB to provide us with the ability to borrow up to an additional $7.0 million in the form of a term loan. Outstanding amounts under the term loan accrue interest at a rate equal to the prime rate plus 7%. We are required to pay only interest on the term loan for the first 12 months and then principal and interest thereafter over the next 36 months. There is a final payment due under the term loan of 2% of the original principal amount of such term loan. In June 2011, we borrowed $5.0 million under this credit facility and in December 2011, we borrowed an additional $2.0 million and repaid the outstanding balance under the line of credit.

The credit agreement contains no financial covenants; however, it contains certain non-financial covenants, including limitations on our ability to change the principal nature of our business, engage in any change of control transaction, incur additional indebtedness, pay dividends, make investments and engage in transactions with affiliates. Upon an event of default, SVB may declare the unpaid principal amount of all outstanding loans and interest accrued under the credit agreement to be immediately due and payable, and exercise its security interests and other rights under the credit agreement. As of December 31, 2011, we were in compliance with the covenants under our credit agreement.

We believe our existing cash and cash equivalents will be sufficient to meet our anticipated working capital and capital expenditures for at least the next 12 months. Our future working capital requirements will depend on many factors, including the rate of our revenue growth, our introduction of new products and enhancements, and our expansion of sales and marketing and product development activities. To the extent that our cash and cash equivalents, cash flow from operating activities, and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to acquire businesses, technologies and products that will complement our existing operations. In the event additional funding is required, we may not be able to obtain bank credit arrangements or equity or debt financing on terms acceptable to us or at all.

Net operating loss carryforwards.

As of December 31, 2011, we had federal and state net operating losses of approximately $72.0 million and $37.6 million, which are available to offset future taxable income, if any, through 2031. We had research and development tax credits of $2.3 million and $1.3 million which expire in various amounts through 2031. Our net operating loss and tax credit amounts are subject to annual limitations under Section 382 change of ownership rules of the U.S. Internal Revenue Code of 1986, as amended. We completed an assessment to determine whether there may have been a Section 382 ownership change and determined that it is more likely than not that our net operating and tax credit amounts as disclosed are not subject to any material Section 382 limitations.

In assessing our ability to utilize our net deferred tax assets, we considered whether it is more likely than not that some portion or all of our net deferred tax assets will not be realized. Based upon the level of our historical U.S. losses and future projections over the period in which the net deferred tax assets are deductible, at this time, we believe it is more likely than not that we will not realize the benefits of these deductible differences. Accordingly, we have provided a full valuation allowance against our net deferred tax assets as of December 31, 2010 and 2011.

Auction rate securities.

As of December 31, 2008, we held ARS totaling $4.0 million at par value. These ARS are debt instruments issued by the District of Columbia to finance construction of a facility, and have credit ratings of “A” or “Baa1” (or equivalent) from a recognized rating agency. Historically, the carrying value of ARS approximated fair value due to the frequent resetting of the interest rates. Beginning in February 2008, with the liquidity issues experienced in the global credit and capital markets, our ARS experienced multiple failed auctions. While we continued to earn and receive interest on these investments at the maximum contractual rate, the estimated fair value of these ARS no longer approximated par value.

We concluded that the fair value of these ARS at December 31, 2008 was $3.0 million, a decline of $1.0 million from par value. Fair value was determined using a DCF method that considered the following key inputs: (i) the underlying structure of each security; (ii) the present value of the future principal and interest payments discounted at rates considered to reflect current market conditions and the relevant risk associated with each security; and (iii) consideration of the time horizon that the market value of each security could return to its cost. In making these assumptions, we considered relevant factors, including: the formula applicable to each security which defines the interest rate paid to investors in the event of a failed auction; forward projections of the interest rate benchmarks specified in such formulas; and the likely timing of principal repayments. Our estimate of the rate of return required by investors to own these securities also considered the current reduced liquidity for ARS. The decline in fair value was deemed other than temporary, and accordingly, we recorded an impairment charge of $1.0 million in the consolidated statement of operations for the year ended December 31, 2008.

During the year ended December 31, 2009, $75,000 of our ARS were called by the respective issuers at par value. As of December 31, 2009, we concluded that the fair value of these ARS increased by $62,000 and therefore, recorded the change in fair value of these securities from December 31, 2008 as an unrealized gain in accumulated other comprehensive income for the year ended December 31, 2009. Fair value was determined using a DCF method as discussed above.

During the year ended December 31, 2010, an additional $50,000 of our ARS were called by the respective issuers at par value. As these securities had previously been deemed impaired, and were ultimately settled at par value, we recorded other income of $16,000 to reflect the reversal of the portion of the other-than-temporary impairment associated with the securities that were settled. As of December 31, 2010, we concluded that the fair value of the remaining ARS decreased by $62,000 and therefore, recorded the change in fair value of these securities from December 31, 2009 as an unrealized loss in accumulated other comprehensive loss for the year ended December 31, 2010. Fair value was determined using a DCF method as discussed above.

We did not have any realized gains or losses from the sale of available-for-sale investments for the years ended December 31, 2008, 2009 and 2010.

We sold the remaining ARS for total proceeds of $2.7 million, and recorded a realized loss of $146,000 to other expense in the consolidated statement of operations during the year ended December 31, 2011.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under our outstanding debt facilities, leases for our office space, computer equipment, furniture and fixtures, and contractual commitments for hosting and other support services. The following table summarizes these contractual obligations at December 31, 2011:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	(in thousands)
Operating lease obligations	$35,893	$4,219	$6,723	$9,932	$15,019
Less sublease arrangements	(88)	(88)	—	—	—
Outstanding purchase obligations	2,113	1,063	1,050	—	—
Principal payments on debt obligations	7,000	833	4,667	1,500	—

Total	$44,918	$6,027	$12,440	$11,432	$15,019

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update, or ASU, No. 2011-04, Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs) (ASU No. 2011-04). The amendments in this update apply to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s stockholders’ equity in the financial statements. ASU No. 2011-04 does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or IFRS. ASU No. 2011-04 changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU No. 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. The amendments in this update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. We do not expect the provisions of ASU No. 2011-04 to have a material effect on our financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The amendments in this update should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220)—Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, deferring its requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Entities continue to be required to present amounts reclassified out of accumulated other comprehensive income on the face of the financial statements or to disclose those amounts in the notes to the financial statements. The requirement to present reclassification adjustments in interim periods was also deferred. However, entities are required to report a total for comprehensive income in condensed financial statements of interim periods in a single continuous statement or in two consecutive statements. The FASB is reconsidering the presentation requirements for reclassification adjustments. These amendments impact presentation and disclosure only, and therefore the ultimate adoption of this standard will not have an impact on our consolidated financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

We do not have any special purpose entities or off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily foreign exchange risks, interest rate and inflation.

Financial instruments

Financial instruments meeting fair value disclosure requirements consist of cash equivalents, accounts receivable and accounts payable. The fair value of these financial instruments approximates their carrying amount.

Foreign currency exchange risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the euro, British pound, Australian dollar and Japanese yen. Except for revenue transactions in Japan, we enter into transactions directly with substantially all of our foreign customers.

Percentage of revenues and expenses in foreign currency is as follows:

	Year Ended December 31,
	2010	2011
Revenues generated in locations outside the United States	32%	34%
Revenues in currencies other than the United States dollar(1)	30%	28%
Expenses in currencies other than the United States dollar(1)	19%	19%

(1)	Percentage of revenues and expenses denominated in foreign currency for the years ended December 31, 2010 and 2011:

	Year Ended December 31, 2010
	Revenues	Expenses
euros	11%	5%
British pound	13	6
Japanese yen	6	5
Other	—	3

Total	30%	19%

	Year Ended December 31, 2011
	Revenues	Expenses
euros	10%	5%
British pound	9	6
Japanese yen	8	5
Other	1	3

Total	28%	19%

As of December 31, 2010 and 2011, we had $3.5 million and $5.0 million, respectively, of receivables denominated in currencies other than the U.S. dollar. We also maintain cash accounts denominated in currencies other than the local currency, which exposes us to foreign exchange rate movements.

In addition, although our foreign subsidiaries have intercompany accounts that are eliminated upon consolidation, these accounts expose us to foreign currency exchange rate fluctuations. Exchange rate fluctuations on short-term intercompany accounts are recorded in our consolidated statements of operations under “other income (expense), net”, while exchange rate fluctuations on long-term intercompany accounts are recorded in our consolidated balance sheets under “accumulated other comprehensive income (loss)” in stockholders’ equity, as they are considered part of our net investment and hence do not give rise to gains or losses.

Currently, our largest foreign currency exposures are the euro and British pound, primarily because our European operations have a higher proportion of our local currency denominated expenses. Relative to foreign currency exposures existing at December 31, 2010, a 10% unfavorable movement in foreign currency exchange rates would expose us to significant losses in earnings or cash flows or significantly diminish the fair value of our foreign currency financial instruments. For the year ended December 31, 2010, we estimated that a 10% unfavorable movement in foreign currency exchange rates would have decreased revenues by $1.3 million, decreased expenses by $1.2 million and decreased operating income by $127,000. For the year ended December 31, 2011, we estimated that a 10% unfavorable movement in foreign currency exchange rates would have decreased revenues by $1.8 million, decreased expenses by $1.5 million and decreased operating income by $303,000. The estimates used assume that all currencies move in the same direction at the same time and the ratio of non-U.S. dollar denominated revenue and expenses to U.S. dollar denominated revenue and expenses does not change from current levels. Since a portion of our revenue is deferred revenue that is recorded at different foreign currency exchange rates, the impact to revenue of a change in foreign currency exchange rates is recognized over time, and the impact to expenses is more immediate, as expenses are recognized at the current foreign currency exchange rate in effect at the time the expense is incurred. All of the potential changes noted above are based on sensitivity analyses performed on our financial results as of December 31, 2010 and 2011.

Interest rate risk

We had unrestricted cash and cash equivalents totaling $17.2 million at December 31, 2011. These amounts were invested primarily in money market funds and are held for working capital purposes. We do not use derivative financial instruments in our investment portfolio. We did not hold any short-term or long-term investments at December 31, 2011 and were not subject to significant interest rate risk.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated working capital and capital expenditure needs over at least the next 12 months.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

Brightcove is a leading global provider of cloud-based solutions for publishing and distributing professional digital media. Brightcove Video Cloud, or Video Cloud, our flagship product released in 2006, is the world’s leading online video platform. As of December 31, 2011, we had 3,872 customers in over 50 countries, including many of the world’s leading media, retail, technology and financial services companies, as well as governments, educational institutions and non-profit organizations. In 2011, our customers used Brightcove Video Cloud to deliver an average of approximately 743 million video streams per month, which we believe is more video streams per month than any other professional solution.

Widespread and growing broadband adoption, rapid growth in online video viewership, the proliferation of new Internet-connected devices and the emergence of social media have radically changed the way in which people interact with and consume content online. Organizations now seek to manage growing libraries of content and media, create compelling branded user experiences and deliver those experiences across a wide range of Internet-connected devices such as PCs, smartphones, tablets and televisions. These processes can be complex, expensive and time-consuming.

Video Cloud enables our customers to publish and distribute video to Internet-connected devices quickly, easily and in a cost-effective and high-quality manner. Our innovative technology and intuitive user interface give customers control over a wide range of features and functionality needed to publish and deliver a compelling user experience, including content management, format conversion, video player styling, distributed caching, advertising insertion, content protection and distribution to diverse device types and multiple websites, including their own websites, partner websites and social media sites. Video Cloud also includes comprehensive analytics that allow customers to understand and refine their engagement with end users.

In May 2011, we announced the release of Brightcove App Cloud, or App Cloud. We made our first commercial sale of App Cloud in September 2011 and made App Cloud generally commercially available in November 2011. App Cloud is a software application development and management platform designed to help customers publish and distribute video and other professional digital media through software applications across multiple Internet-connected devices. We refer to these applications as content apps. We believe App Cloud will serve the market for the development and management of content apps much like Video Cloud serves the market for publishing and distributing video content online.

We generate revenue by offering our products to customers on a subscription-based, software as a service, or SaaS, model. Our revenue grew from $24.5 million in the fiscal year ended December 31, 2008 to $63.6 million in the fiscal year ended December 31, 2011 and the number of customers using our products grew from 549 as of December 31, 2008 to 3,872 as of December 31, 2011. To date, substantially all of our revenue has been attributable to our Video Cloud product. Our consolidated net loss was $17.8 million for the fiscal year ended December 31, 2010, compared to $17.3 million for the fiscal year ended December 31, 2011. We expect to continue to invest in the growth of our business and operations, and we expect to incur operating losses on an annual basis through at least the end of 2012.

Our Mission

Our mission is to publish and distribute the world’s professional digital media. This has been our mission since our founding in 2004.

Our Market and Industry

Industry Trends

We believe there is a large and growing market opportunity for our on-demand software solutions. This market opportunity is being created, directly and indirectly, by several important trends:

•

Many consumers are now equipped with high-speed broadband connections. Infonetics Research reported that there were 500 million fixed line broadband subscribers worldwide in 2010.(1) In the same report, Infonetics Research projected that the number of mobile broadband subscribers worldwide will grow from 558 million in 2010 to 2 billion by 2015.(2)

•

The cost of creating and producing professional video content has dropped dramatically. HD video camera technology that once cost thousands of dollars is now a common feature in leading Apple iOS and Android smartphones. Prices for professional video editing systems have decreased by 70% to 80% in the past decade, according to a report by market research firm, Frost & Sullivan,(3) and video editing software is available for free to licensed users of Microsoft Windows and Apple OSX operating systems.

•

Video content consumption has become a mainstream online activity for consumers. In 2011, Internet video was expected to represent 40% of all consumer Internet traffic worldwide and is forecasted to expand to 62% of all consumer Internet traffic by 2015 according to Cisco.(4) According to comScore, U.S. consumers viewed more than 5.6 billion online videos during May 2011, representing approximately 16 hours of online video viewing per viewer.(5) While a significant portion of this video traffic is non-professional content, we believe the rapid acceptance of online video viewing by consumers is driving professional content owners to adopt online video distribution.

•

Smartphones and tablets are rapidly becoming mainstream tools for consuming digital media. Smartphone vendors were expected to ship more than 303 million smartphones in 2010 and were expected to ship more than 450 million units in 2011, according to market research firm, IDC.(6) Nearly 17 million tablet units shipped in 2010, and 44 million units and 71 million units are forecasted to be shipped in 2011 and 2012, respectively, according to IDC.(7) The current generation of smartphones and tablets are designed for high-speed Internet connectivity and digital media consumption. According to Cisco, video was estimated to account for over 49% of mobile data traffic in 2010 and is expected to grow to 66% by 2015.(8) Based on feedback from our customers, we believe they are increasingly interested in mobile distribution.

•

Increasingly, next-generation content experiences are being driven through new Internet-connected consumer electronics such as televisions, or Connected TVs, TV accessories and gaming consoles. According to DisplaySearch, nearly 20% of all televisions shipped in 2010 featured Internet connection capabilities, and this number is expected to grow approximately 30% annually to reach 123 million units shipped by 2014.(9) We believe these emerging platforms will develop into distribution channels that enable online publishers to engage more directly with their audience.

•

The number of content apps is growing rapidly. We believe that organizations are increasingly making content apps a core part of their content distribution strategy. The total number of apps was expected to

(1)	Infonetics Research—Mobile broadband subscribers overtake fixed broadband, June 7, 2011
(2)	Infonetics Research—Mobile broadband subscribers overtake fixed broadband, June 7, 2011
(3)	Frost & Sullivan—World Video Nonlinear Editing Market N715-70
(4)	Cisco Systems, Inc.—Cisco Visual Networking Index: Forecast and Methodology, 2010–2015
(5)	comScore—comScore Releases May 2011 U.S. Online Video Rankings, June 17, 2011
(6)	IDC—IDC Forecasts Worldwide Smartphone Market to Grow by Nearly 50% in 2011, March 29, 2011
(7)	IDC—IDC’s Worldwide Quarterly Media Tablet and eReader Makes Its Debut, Projects Nearly 17 Million Media Tablets Shipped Worldwide in 2010, January 18, 2011
(8)	Cisco Systems, Inc.—Cisco Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2010–2015
(9)	DisplaySearch—Connected TVs Forecast to Exceed 123M Units in 2014, April 25, 2011

grow rapidly in 2011, with 750,000 apps in the Apple iTunes App Store, doubling from 375,000 since 2010, and 550,000 apps in the Google Android Market, an increase of 400,000 apps over the 150,000 that were available in 2010, according to IDC.(10)

•

Social media destinations such as Facebook and Twitter are becoming important channels for discovering and distributing digital media. In response to the rising reach and influence of social media destinations, organizations are increasingly bringing their content to popular social media platforms. There are now millions of Facebook pages, including approximately 3,600 Facebook pages with more than one million fans each as of December 2011. Similarly, an increasing number of organizations are actively sharing content through Twitter.

Expanding Challenges of Publishing and Distributing Professional Digital Content

Building and operating a solution to manage, publish and distribute professional digital content is hard and expensive. Organizations need to manage a multitude of tasks for disparate types of content and publish and distribute this content across multiple device types and through various distribution channels.

•

The tasks include uploading, encoding, tagging with metadata, organizing libraries, scheduling content availability, customizing presentation of content to reflect an organization’s brands, monetizing content and generating reports on the performance of content.

•	The types of content include short-form, long-form, live, licensed and user-generated video content, each with different characteristics.

•

The device types include PCs, smartphones, tablets, Connected TVs, game consoles and other Internet-connected devices, each of which receive, distribute and present content in different formats and configurations.

•	The distribution channels include an organization’s own websites, the websites of an organization’s distribution partners, video-sharing sites and social media destinations.

•	Larger organizations operate their digital content initiatives through multiple users, who may be located in distributed locations or teams.

Solving each of these challenges requires significant investments of time, resources and money. We believe the combination of the rapid development of the industry trends summarized above and each new technological innovation will further expand the complexity and cost of successfully managing, publishing and distributing digital content.

Existing Solutions are Inadequate

Video-sharing sites. Video-sharing sites, such as YouTube, do not meet many of the needs of content owners. These sites can serve as basic distribution channels for organizations, but have significant limitations. Video-sharing sites generally:

•	keep some or all of the advertising revenue generated by their customer’s content;

•	aggregate content from multiple organizations on the same web page, which may result in presentation of content from competitors or content which otherwise detracts from an organization’s brand;

•	limit the presentation of long-form content and do not provide support for live broadcasts;

•	do not enable digital rights management protections;

•	do not offer automated or dynamic scheduling;

•	disproportionately feature their own brand at the expense of the content owner’s brand;

(10)	IDC—IDC Predictions 2011: Welcome to the New Mainstream, December 2010

•	do not offer service level agreements to their customers or provide customer support; and

•	do not offer organizations a multi-user administrative environment.

In-house video solutions. Many professional content owners believe that video-sharing sites are insufficient as their only distribution channel because of the limitations described above. Some of these organizations instead develop their own in-house video solutions by integrating discrete technologies and custom software development. However, many of these organizations are discovering that in-house solutions have significant limitations. In-house solutions generally:

•	lack technical functionality and are unable to scale as organizations grow or their video usage increases;

•	are unable to manage and serve larger libraries of content stored across different systems within an organization; and

•	are time-consuming and expensive to create.

In our experience, we have also found that organizations are unwilling or unable to make the sustained level of investment necessary to build and maintain a successful in-house solution. Additionally, we have found that organizations are unwilling or unable to address the growing diversity of technology and Internet-connected devices and the innovation required to keep pace with the evolving online world.

Potential Market Opportunity

As a result of the industry trends described above, publishing and distributing digital content in a high-quality manner is becoming a critical strategy for many organizations worldwide. We believe there is a significant opportunity to offer a comprehensive outsourced solution through a SaaS, or software as a service, model to address the increasingly complex and expensive requirements of organizations seeking to publish and distribute professional digital media. We believe that our total potential market opportunity consists of the users of three distinct solutions: online video platforms, video-sharing sites and in-house solutions.

Published reports from third-party research firms forecast future online video platform revenues. These reports aggregate the revenues they estimate are captured by outsourced online video platform providers and apply growth rates to those estimates for future years based on factors which vary from report to report. Using this approach, these reports contain estimates for online video platform revenues that range from $255 million to $898 million for 2011 and forecast that online video platform revenues will grow to between $466 million and $2.1 billion in 2014. Two of the research firms forecast revenues through 2015 and estimate that such revenues will grow to between $569 million and $1.0 billion in 2015. The research firm with the highest forecast for 2014 does not provide a forecast for 2015.

We believe our total potential market opportunity is larger than the forecasted vendor revenues contained in the third-party research reports described above, primarily because we believe that all current users of video-sharing sites and in-house solutions are potential users of outsourced online video platform solutions. Given the limitations of video-sharing sites and in-house solutions described above, we believe that a significant portion of the users of these other solutions will convert to online video platforms.

We estimate that our total potential market opportunity was approximately $2.3 billion in 2011, growing to approximately $5.8 billion in 2015. These estimates are based on the following methodology. We started with our belief that every organization with a website or digital content is a potential customer. Based on our experience with our customers and industry knowledge, we then separated the top 500,000 websites ranked by the number of unique visitors to those websites per month(11) into six tiers that we deemed to have similar requirements for publishing and distributing digital content. Out of the remaining approximately 150 million active websites(12), we included a seventh tier comprised of 9.5 million of these websites, based on our experience

(11)	Alexa Internet, Inc. -- www.alexa.com
(12)	Netcraft Ltd. -- www.netcraft.com

with customer adoption of our products and industry trends. We estimated the number of sites within each tier that we believe, based on our industry knowledge and experience, are candidates to outsource an online video platform. We estimated the potential average annual sales price to each potential customer for an outsourced online video platform, based on our experience with our existing customers within each tier, and assumed the average remains constant through 2015. Within each respective tier, we assumed that the spending habits of our customers are representative of the spending habits of potential customers. After using this methodology to estimate our total potential market opportunity in 2011, we assumed a compound annual growth rate of 26%, based on a third-party estimate of web traffic growth, to estimate our total potential market opportunity in 2015.

Our Solution

Video Cloud provides our customers with the following key benefits:

•

Comprehensive, highly configurable and scalable solution. Video Cloud includes all of the features and functionality necessary to publish and distribute video online to a broad range of Internet-connected devices in a high-quality manner. We provide organizations with control over uploading and encoding, content management, player styling, delivery, distribution, monetization, analytics and integration with third-party technologies. In addition, our multi-tenant architecture enables us to deliver our solution across our customer base with a single version of our software, making it easier to scale our solution as our customer and end user base expands.

•

Easy to use and low total cost of ownership. We designed Video Cloud to be intuitive and easy-to-use, empowering anyone within an organization to publish and distribute video online. We provide a reliable, cost-effective, on-demand solution to our customers, relieving them of the cost, time and resources associated with in-house solutions and enabling them to be up and running within minutes of signing with us.

•

Open platform and extensive ecosystem. Our open and extensible platform enables our customers to customize standard Video Cloud features and functionality and easily integrate third-party technology as necessary to meet their own specific requirements and business objectives. We have an extensive ecosystem of technology and solution partners, which we refer to as the Brightcove Alliance. More than 100 Brightcove Alliance members have built solutions that rely upon, or are already integrated with, our platform. This ecosystem includes large technology service providers such as Adobe and Google, many providers of niche technology services, creative agencies and digital development shops. These integrated technologies provide our customers with enhanced flexibility, functionality and ease of use.

•

Help customers grow their audience and generate revenue. Our customers use our product to achieve key business objectives such as driving site traffic, increasing viewer engagement on their sites, increasing conversion rates for transactions, increasing brand awareness and expanding their audiences. We provide our customers with video advertising features such as tools for ad insertions and built-in ad server and network integrations, which help our customers generate advertising revenue from their audience. We believe our customers view us as a strategic partner in part because our business model is not dependent on building our own audience or generating our own advertising revenue. Our business interests align with our customers’ interests as we each benefit from the success of our customers’ online strategy.

•

Ongoing customer-driven development. Through our account managers, customer support team, product managers and regular outreach from senior leadership, we solicit and capture feedback from our customer base for incorporation into ongoing enhancements to our platform. Since 2008, we have provided our customers with enhancements to our platform on average one to two times every month. Delivering cloud-based solutions allows us to serve additional customers with little incremental expense and to deploy innovations and best practices quickly and efficiently to our existing customers.

Our Business Strengths

We believe that the following business strengths differentiate us from our competitors and are key to our success:

•

We are the recognized online video platform market leader. As of December 31, 2011, Video Cloud was used by 3,872 customers in over 50 countries. In 2011, our customers used Video Cloud to deliver an average of approximately 743 million video streams per month, which we believe is more video streams per month than any other professional solution. In December 2011, our customers used Video Cloud to reach over 177 million unique viewers on over 94,000 websites. In its 2009 report on U.S. online video platforms, Forrester Research rated our product as the most comprehensive. Streaming Media awarded Brightcove a Readers’ Choice Award for Best Premium Online Video Platform in 2009 and 2010 and for Online Video Platform in 2011, and Frost & Sullivan awarded us the Global Market Share Leadership Award in Online Video Platforms in 2011.

•

We have a demonstrated track record of innovation and technology leadership. We pioneered the commercialization of online video platforms beginning with our first customer deployment in 2006. We have consistently released new features and functionality that have added to and improved our core technology. For example, although we initially built Video Cloud with a focus on delivering video to PCs via Adobe Flash technology, with the emergence of smartphones, we quickly adapted our platform’s capabilities to handle multi-device delivery using both Adobe Flash and HTML5 technologies. Also, in April 2011, we were issued a U.S. patent covering aspects of publishing and distributing digital media online. Our latest innovation is the development and introduction of App Cloud.

•

We have established a global presence. We have established a global presence, beginning with our first non-U.S. customer in 2007, and continuing with the expansion of our operations into Europe, Japan and Asia Pacific. We built our solutions to be localized into almost any language and currently offer 24/7 customer support worldwide. Today, we have employees in eight countries. As of December 31, 2011, organizations throughout the world used Video Cloud to reach viewers in approximately 230 countries and territories. During 2011, more than half of Video Cloud streams were delivered outside the United States.

•

We have high visibility and predictability in our business. We sell our subscription and support services through monthly, quarterly or annual contracts and recognize revenue over the life of the committed term. The majority of our revenue comes from annual contracts. The predictable revenue recognition of our existing contracts provides us with visibility into revenue that has not yet been recognized. We have also achieved an overall recurring dollar retention rate of at least 86% in each of the last eight fiscal quarters, including 94%, 93%, 94% and 93% for the three months ended March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011, respectively. Our business model and customer loyalty provides greater levels of recurring revenues and predictability compared to traditional, perpetual-license business models.

•

We have customers of all sizes across multiple industries. We offer different editions of Video Cloud tailored to meet the needs of organizations of various sizes, from large global enterprises to small and medium-sized businesses, across industries. Our Video Cloud offerings range from self-service, entry-level editions to enterprise-level editions used by multiple departments in a single organization.

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Our management team has experience building and scaling software companies. Our founders and senior leadership team have built innovative software platform businesses. Our founders and senior leadership team have held senior product, business and technology roles at companies such as Adobe, Allaire, ATG, EMC, Lycos, Macromedia and Phase Forward.

Our Customers

As of December 31, 2011, we had 3,872 customers of all sizes in over 50 countries. We provide our solutions to many of the world’s leading media, retail, technology and financial services companies, as well as governments, educational institutions and non-profit organizations. Our target markets are not confined to certain industries or geographies as we are focused on providing solutions that can benefit any organization with a website or digital content. We believe our business is not substantially dependent on any particular customer as no individual customer represented more than 4% of our revenue in 2009, 2010 or 2011.

The following table sets forth a list of selected customers:

Media	Consumer / Retail	Technology
A&E Television Networks AOL BBC Worldwide Nikkei Rainbow Media Sony Music Entertainment The Financial Times The New York Times Company The Weather Channel Virgin Media	Burberry Hallmark Cards Kohler Levi Strauss LG Electronics Macy’s Philips Electronics Puma Samsung Sears	CareerBuilder Citrix Cypress Semiconductor Electronic Arts Epson Intel Intuit Lenovo Oracle SanDisk

Financial Services	Government, Education and Non-Profits	Miscellaneous
Alliance Bernstein A.M. Best Aon Bank of America Chubb Group Eaton Vance John Hancock Life Insurance Putnam Investments Société Générale TheStreet.com	AARP AFL-CIO Rhode Island School of Design Tate Museum The Humane Society The U.S. Army The U.S. Department of State UN Development Programme University of Massachusetts Wharton Executive Education	Bell Canada Carnival Cruise Lines Dentsu General Motors Genzyme Honda IDG Miami Dolphins Rakuten World Wrestling Entertainment

Case Studies

By using Video Cloud, many Brightcove customers benefit from a significantly lower total cost of ownership for their video initiatives and from growth in the strength of their brands. Many of our customers also derive additional types of business value from Video Cloud that aligns with their specific business objectives. The case studies below illustrate additional business value our customers have achieved by using Video Cloud:

Cinemax used Video Cloud to promote and share content on its website, third party sites, social networks and mobile devices. Cinemax, a premium television network, implemented Video Cloud on its website to promote its content, which includes original series and licensed movie content, and preview full-length episodes of new original programming. With Video Cloud, Cinemax is able to showcase its popular programming and enable viewers to share these clips across third party sites and social networks. Cinemax is also leveraging Video Cloud to ensure its video content is accessible across HTML5 and Flash viewing environments on mobile devices.

Symantec increased conversion rates and decreased average cost-per-lead by implementing Video Cloud. Symantec re-branded and re-launched a popular online video campaign on Video Cloud in 2010 and generated more than 10,000 video views in its first few months online. Symantec also reported that using video significantly decreased the company’s average cost-per-lead.

Tate Museum increased website traffic, video views, and the average time end users spent watching its video content. Tate Museum, which houses the national collection of British art and international modern and contemporary art, implemented Video Cloud to share its collections online and engage users through videos that showcase the voices of the artists and curators working with the organization. Capitalizing on Video Cloud’s ease of use, fast publishing rate and customization capabilities, Tate Museum was able to create and post new videos more quickly and easily. This helped to increase site traffic to 75,000 visits per month, video views to an average of 4,000 per day and time spent viewing videos from two minutes to four minutes.

Gannett reported significant growth in viewer engagement and time spent on its websites with Video Cloud. Gannett owns hundreds of newspaper and broadcast properties, including one of the largest U.S. newspapers, USA Today. Gannett relies on Video Cloud to power ad-supported online video initiatives, share content across its vast network of media properties, and empower reporters in the field to shoot, edit and upload video for distribution. Since launching its video initiatives with Video Cloud, Gannett has reported significant growth in online viewer engagement across its newspaper and television websites, including substantial increases in visitor time on its websites.

Although these case studies demonstrate Video Cloud’s ability to help larger organizations, we have many smaller customers who derive many of the same benefits from Video Cloud.

Chateau Montelena, a popular Napa Valley, California-based winery saw a substantial increase in video views and Facebook fan engagement after implementing Video Cloud. Chateau Montelena, an award-winning winery, sought to integrate more personality into its website using online video. The winery needed an online video platform with the versatility to add customizable features while blending seamlessly into its newly redesigned website. After launching with Video Cloud, the customer saw an improvement in video quality and was able to add more variety to its video content to reflect its personality, which resulted in an increase of video views to upwards of 1,000 per month. Video Cloud also enabled Chateau Montelena to increase its Facebook fan following by sharing videos via the social media site.

Growth Strategy

Key elements of our growth strategy are:

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Acquire new customers. We believe that every organization with a website or digital content is a potential customer. We believe this market is underserved, and we intend to make significant investments across all areas of our business, including sales, marketing, lead-generation and product development to capitalize on this opportunity.

•	Expand our relationships with existing customers. As our offerings become increasingly integral to our customers’ success, we believe we have the following opportunities to grow our business:

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Increase Usage. We will continue to invest in product development designed to increase website traffic and video viewership for our customers, including by improving the discoverability of our customers’ video content through search engines and increasing the number and type of devices and formats to which they can deliver video. We also share with our customers industry best practices and how to implement these practices using Video Cloud.

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Expand Deployments with Existing Customers. We believe a substantial opportunity exists to sell our premium level editions to our growing base of entry-level customers, which include separate divisions of large enterprises. This base has grown to over 2,500 customers since the initial launch of our entry-level edition in November 2009. We have also migrated new customers from single-project and departmental deployments to multi-department deployments by building on the satisfaction and benefits that our customers experience using our platform.

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Sell Additional Functionality. We intend to sell additional functionality and features to our existing customers as their needs become more complex. We intend to expand our offers of heightened customer support and various product modules through internal development, technology partnerships or through technology acquisitions.

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Continue to innovate. We plan to continue innovating and bringing to market new solutions and new features on existing solutions. We believe App Cloud is a prime example of this strategy and represents a significant opportunity for growth, both through our existing Video Cloud customers and through new customers that may not focus on video publishing. As the market for online video consumption and content app usage continues to expand, this also represents a substantial opportunity to expand our customers’ use of our service.

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Increase our global market penetration. We intend to expand our presence in targeted geographies by growing our direct sales force and international sales channels. We began our operations in the United States, have established a substantial presence in Europe, Japan, and the Asia Pacific region and continue to expand globally. We also seek to enter new international markets by establishing distribution partnerships to drive sales. We believe our existing international markets and new markets each represent significant opportunities for growth.

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Continue to build our brand and drive category awareness. Since our company was founded, we have invested significantly in building our brand and defining the category for our solutions. With the emergence of content apps, we plan to continue investing in marketing and promotion to enhance our brand and increase awareness of the online video and content app platform categories.

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Pursue strategic acquisitions. We plan to pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall growth strategy. We may also target future acquisitions to expand or add functionality and capabilities to our existing products.

Our Products and Services

Brightcove Video Cloud

Principal Features and Functionality

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Uploading and Encoding. Using Video Cloud, customers may upload single videos, video libraries and related metadata with tools that align with their workflow. We accept video source files in many formats and encode them using adaptive video encoding technology to maximize quality and minimize file size. After videos are uploaded and encoded, we automatically enable the content to be delivered to end users across multiple devices via the delivery services of a third-party content delivery network, or CDN, such as Akamai or Limelight Networks.

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Content Management. Whether a customer has a few short video clips or thousands of full-length episodes, Video Cloud makes it easy to organize a media library. Videos can be grouped together with drag-and-drop controls for manual video playlists or smart playlists that automatically organize content. Customers can set rules for geographic access and schedules to define where and when their videos can be viewed.

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Video Players. Video Cloud allows for point-and-click styling and configuration of video players that can reflect the brand or design of the customer with tools for customizing colors and graphics. Our video players also include a set of standard features such as full-screen playback, sharing through social media and localized player controls. Developers can also take advantage of a set of tools to create completely custom video player experiences. Online publishers may enable smart player technology that includes device detection that can instruct the video player to render using Adobe Flash or HTML5 in an effort to optimize the experience for the end user.

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Multi-platform video experiences. We have built Video Cloud to support numerous operating systems, formats and devices. In addition to web-based experiences, Video Cloud provides publishing and delivery services for cross-platform devices including smartphones and Connected TVs. Our solution includes automated device detection for mobile web experiences that leverage HTML5 technology to allow video experiences to be delivered to devices that do not support Adobe Flash technology. Brightcove’s Universal Delivery Service manages multiple renditions of the same video encoded in different forms with optimized delivery protocols for different target formats. This can include Adobe Flash Media Server delivery, progressive download via HTTP or Apple HTTP Live Streaming to iOS devices.

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Live Video Streaming. In addition to on-demand video distribution, Video Cloud includes support for live video broadcasts. This is managed in a form that provides consistency with on-demand delivery, allowing video playlists or video players to include a mix of on-demand and live video assets. Video

Cloud accepts multiple streams at different quality levels and delivers the rendition that attempts to best match each viewer’s available bandwidth, processor utilization and player size.

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Distribution and Syndication. Video Cloud supports a blended distribution strategy across the Internet, allowing customers to distribute videos on their own website, partner websites or video-sharing sites such as YouTube. These tools help content owners to drive site traffic, increase brand awareness and expand their audience. Video Cloud also simplifies content sharing with distribution partners by supporting deep integrations with videos and metadata into their websites. Using our open application programming interfaces, developers can build custom feeds to make content accessible to external sites and applications.

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Social Media. Customers can expand their audience by leveraging the social network of their viewers. Through integrated Video Cloud capabilities, users can share videos through Facebook, Twitter and other social media destinations. For example, Brightcove works with Facebook to support embedded playback in the Facebook news feed.

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Advertising and Monetization. Video Cloud can help customers grow and monetize their audience. Our platform provides video advertising features with tools for ad insertions and built-in ad server and network integrations. Marketers can increase conversion and drive brand engagement with tools to support synchronized in-player advertising with embedded link functionality and overlays for persistent branding. Video Cloud supports established video ad formats, and accommodates pre-, mid- and post-roll ads with tools to easily define insertion points. For more customized implementations, our advertising software development kits offer more detailed control.

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Analytics. Video Cloud’s integrated video analytics present information to optimize and support customers’ online video publishing and distribution strategy. Reports include audience metrics such as unique viewers and geographic distribution of views. Technology profile reports share details about operating systems and devices. Engagement analytics include viewed minutes and drop-off rates for video viewership. Online publishers can also choose to integrate web analytics solutions such as Adobe Omniture or Google Analytics into their video experiences. They can also leverage a set of application program interfaces that can provide customized insight into user and content behavior.

The following diagram illustrates Video Cloud’s principal features and functionality:

Editions

Video Cloud is offered to customers on a subscription-based SaaS model in different editions that include varying levels of functionality, usage entitlements and support. Our customers pay us a monthly, quarterly or annual subscription fee for access to Video Cloud. This model allows our customers to scale their level of investment and usage based on the size and complexity of their needs. We currently offer Video Cloud in the following editions:

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Video Cloud Express. Express is an entry-level edition of Video Cloud designed for small and medium-sized businesses or larger organizations looking to manage smaller projects. Customers may initiate a trial and license Express entirely online using a credit card. Most of our Express customers are on month-to-month subscriptions. The Express edition includes functionality for basic professional online video publishing but excludes advanced customization and integration capabilities and is not eligible for advanced add-on services. The Express edition limits the volume of video that can be published and the viewership capacity for the content, but customers have the option of purchasing additional capacity.

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Video Cloud Pro. Pro is a premium edition of Video Cloud designed with functionality needed to customize a customer’s online video experience, advanced monetization features and more capacity for content libraries and viewership. Most of our Pro customers sign up for annual or longer subscriptions. These customers also have access to a broader range of add-on services as well as access to Brightcove Alliance member products and services.

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Video Cloud Enterprise. Enterprise is a premium edition of Video Cloud designed with all of the most advanced features of Video Cloud, including certain capabilities necessary for large organizations running many web properties, advanced security features and advanced reporting services. Most of our Enterprise customers sign up for annual or longer subscriptions. Enterprise also includes significantly more capacity for larger content libraries.

Account Management

A crucial component of our sales strategy is our account management organization. This organization is focused on ongoing customer success and engagement, as well as renewals of all of our customer contracts.

Professional Services

While Video Cloud is easy for customers to use and deploy without any additional specialized services, we offer a range of professional services for customers who seek customization or assistance with their implementations. These professional services are priced on a per project basis and include projects such as content migrations from other vendors or in-house solutions, video player enhancements and the creation of web pages optimized for video.

Support

All Video Cloud editions receive free basic online support for technical and operational issues. Our Pro and Enterprise editions include telephone support during normal business hours. We also offer 24/7 global telephone support to customers paying for premium support packages.

Training

We offer free basic online training to all registered users of Video Cloud. We also offer customized, onsite training for customers that is priced on a per engagement basis.

Brightcove App Cloud

App Cloud is designed to help organizations cost-effectively develop, deploy and manage content apps on smartphones, tablets and other Internet-connected devices.

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Development. App Cloud makes it possible for web development teams to create Apple iOS and Google Android apps using open standard technologies and processes, such as HTML5, CSS and JavaScript skills, tools and code libraries, instead of learning new platform-specific skills and processes. We believe that the App Cloud software development kit, out-of-the-box templates optimized for the Apple iOS and Google Android platforms, and visual app creation tools further simplify and accelerate the development process. App Cloud also provides tools that streamline the process of testing apps.

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Deployment. App Cloud can generate Apple iOS and Google Android apps in the cloud instead of requiring specialized desktop tools. App Cloud also allows developers to make modifications to apps after they have already been deployed in the Apple iTunes App Store or the Google Android app store and installed by end users. As a result, developers and business users can modify content feeds, the appearance and styling of an app, advertising options and other settings on live apps without resubmitting to the app store or requiring end users to upgrade to a new version of an app.

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Management & Operations. App Cloud enables customers to continuously update installed apps with device-optimized content from web content management systems, online video platforms such as Video Cloud, image hosting platforms, and other content repositories. App Cloud also enables advertising directly within an app through third party ad systems and provides analytics that help app creators measure and improve the success of their apps and their content.

We made our first commercial sale of App Cloud in September 2011 and made App Cloud generally commercially available in November 2011. App Cloud is currently available in two editions. The Free Edition allows a single user to develop and test an unlimited number of apps without commercial deployment. Users can sign up for the Free Edition on our website. The Enterprise Edition allows multiple developers and business users to develop, deploy and manage a fixed number of apps on an annual paid subscription basis. The Enterprise Edition can be customized with varying levels of apps and accounts to allow our customers to scale their level of investment and usage based on the size and complexity of their needs.

Sales and Marketing

We sell our products primarily through our global direct sales organization. Our sales team is organized by the following geographic regions: North America, Europe, Japan, and Asia Pacific. We further organize our sales force into teams focused on selling to specific customer groups, based on the size of our prospective customers, such as small, medium-sized and enterprise, as well as vertical industry, to provide a higher level of service and understanding of our customers’ specific needs. A small but growing amount of sales are also generated through referral partners, channel partners and resellers.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target executives, technology professionals and senior business leaders. Like our sales teams, our marketing team and programs are organized by geography, organization size and industry segment. Our principal marketing programs include:

•	public relations and social media;

•	online event marketing activities, direct email, search engine marketing and display advertising and blogs;

•	field marketing events for customers and prospects;

•	participation in, and sponsorship of, user conferences, trade shows and industry events;

•	use of our website to provide product and organization information, as well as learning opportunities for potential customers;

•	cooperative marketing efforts with partners, including joint press announcements, joint trade show activities, channel marketing campaigns and joint seminars;

•	telemarketing and lead generation representatives who respond to incoming leads to convert them into new sales opportunities; and

•	customer programs, including user meetings and our online customer community.

Operations

We operate two data center facilities in the greater Boston area, one data center facility in the greater Chicago area and also use third-party cloud computing platforms. We operate our own servers for systems that manage meta-data, business rules and archival storage of media assets. We take advantage of geographically dispersed third-party cloud computing capacity to improve the responsiveness of our service and lower network latency for our customers.

Media delivery to end users, including video, audio, images, JavaScript, and Adobe Flash components, is served primarily through Brightcove’s CDN providers, Akamai Technologies, Inc., or Akamai, and Limelight Networks, Inc., or Limelight. We believe our agreements with Akamai and Limelight are based on competitive market terms and conditions, including service level commitments from these CDN providers.

We entered into our agreement with Akamai in July 2010. It enables us to use Akamai CDN services for our own benefit and to resell Akamai CDN services to our customers in every geographic location in which we offer our products. The initial term of this agreement is thirty-nine months, expiring in October 2013. This agreement does not contain material minimum usage requirements or material minimum financial obligations.

We entered into our agreement with Limelight in March 2006 and have amended and extended this agreement on four occasions. The current expiration date of the agreement is December 14, 2011. Our agreement with Limelight enables us to use Limelight CDN services for our own benefit and to resell Limelight CDN services to our customers in every geographic location in which we offer our products. This agreement does not contain material minimum usage requirements or material minimum financial obligations.

Each agreement contains a service continuation period following expiration of the agreement which we believe is sufficient to enable transition to an alternative provider to avoid material disruption to our business or to our customers. Our agreement with Akamai provides that, upon termination for any reason, Akamai will continue to provide CDN services to our existing customers for up to twelve months. Our agreement with Limelight provides that, upon termination for any reason, Limelight will continue to provide CDN services for our benefit for up to six months.

Our agreement with Limelight is currently in the service continuation period. We are actively engaged in renewal discussions with Limelight and believe the agreement will be renewed or the term of the agreement will be extended again prior to the expiration of the service continuation period on June 11, 2012. If our agreement with Limelight is not renewed or extended as anticipated, we believe we can transition all of our content delivery to Akamai or alternative providers of CDN services without material disruption of service to our customers.

Intellectual Property

We rely principally on a combination of trademark, patent, copyright and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, confidential information, business strategies and brands. We also believe that factors such as the technological and creative skills of our employees and personnel coupled with the creation of new features, functionality and products are essential to establishing and maintaining a technology leadership position. We enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to our proprietary technology.

We have one issued patent and four patent applications pending in the United States. Our issued patent expires in 2029 and covers aspects of publishing and distributing digital media online. We currently have patent applications pending in Europe, Hong Kong and Japan and we may seek coverage in additional jurisdictions to the extent we determine such coverage is appropriate and cost-effective.

Our registered trademarks in the United States include “BRIGHTCOVE”, “BRIGHTCOVE.COM” and our logo. These trademarks are also registered in certain non-U.S. jurisdictions, including the European Union. We may apply for registrations for these and other marks in additional jurisdictions to the extent we determine such coverage is appropriate and cost-effective.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products with the same functionality as our solutions. Policing unauthorized use of our technology is difficult and expensive. Our competitors could also independently develop technologies equivalent to ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products incorporating those technologies.

Competition

We compete with video-sharing sites such as YouTube, in-house solutions and other online video platforms. Some of our actual and potential competitors may enjoy competitive advantages over us, such as larger marketing budgets, as well as greater financial, technical and other resources. The overall market for cloud-based solutions for publishing and distributing professional digital media is fragmented, rapidly evolving and highly competitive.

We expect that the competitive landscape will change as our market consolidates and matures. We believe the principal competitive factors in our industry include the following:

•	total cost of ownership;

•	breadth and depth of product functionality;

•	ability to innovate and respond to customer needs rapidly;

•	level of resources and investment in sales, marketing, product and technology;

•	ease of deployment and use of solutions;

•	level of integration into existing workflows, configurability, scalability and reliability;

•	customer service;

•	brand awareness and reputation;

•	ability to integrate with third-party applications and technologies;

•	size and scale of provider; and

•	size of customer base and level of user adoption.

The mix of factors relevant in any given situation varies with regard to each prospective customer. We believe we compete favorably with respect to all of these factors.

Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships to offer a more comprehensive service than we do. These combinations may make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. We expect these trends to continue as organizations attempt to strengthen or maintain their market positions.

Employees

As of December 31, 2011, we had 312 employees, of which 27 provided customer support services, 25 provided professional services, 94 were in research and development, 124 were in sales and marketing and 42 were in general and administrative positions. Of these employees, 254 were located in the United States and 58 were located outside of the United States. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters are located in Cambridge, Massachusetts. We occupy 33,621 square feet pursuant to a lease that terminates April 1, 2012. We have a lease in place for over 80,000 square feet at our new corporate headquarters in Boston, Massachusetts starting April 1, 2012. We also lease office space in Seattle, Washington; New York, New York; London, England; Paris, France; Hanover, Germany; Barcelona, Spain; Tokyo, Japan; Sydney, Australia; Seoul, South Korea; and Singapore. We believe our facilities are adequate for our current needs.

Legal

We are parties to various legal matters and claims arising in the ordinary course of business. We do not expect that the final resolution of any of these matters will have a material adverse impact on our financial statements.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors, including their respective ages and positions, as of December 31, 2011:

Name	Age	Position

Jeremy Allaire	40	Chief Executive Officer and Chairman

David Mendels	45	President and Chief Operating Officer, Director

Christopher Menard	37	Chief Financial Officer

Andrew Feinberg	47	Chief Legal Officer

Edward Godin	48	Chief People Officer

Deborah Besemer(1)(2)(3)	57	Director

James Breyer(3)	50	Director

Scott Kurnit(1)	57	Director

Elizabeth Nelson(2)(3)	51	Director

David Orfao(1)(2)	52	Director

(1)	Member of the compensation committee
(2)	Member of the audit committee
(3)	Member of the nominating and corporate governance committee

Jeremy Allaire has served as our Chief Executive Officer and Chairman since he co-founded Brightcove in 2004. Prior to founding Brightcove, Mr. Allaire served as a technologist and entrepreneur-in-residence for venture capital firm General Catalyst Partners from March 2003 to August 2004. Before joining General Catalyst, Mr. Allaire was Chief Technology Officer of Macromedia, Inc., a software company, from January 2001 to February 2003. Mr. Allaire joined Macromedia in January 2001 in connection with its merger with Allaire Corporation, a software company, where Mr. Allaire was a co-founder and Chief Technology Officer. Mr. Allaire holds a B.A. in philosophy and political science from Macalester College. Mr. Allaire was selected to serve on our board of directors due to the perspective and experience he brings as our Chief Executive Officer and his extensive background in the Internet and software industries.

David Mendels has served as our President and Chief Operating Officer since 2010 and has served as one of our directors since 2009. Prior to joining Brightcove, Mr. Mendels served as Senior Vice President and General Manager at Adobe Systems Incorporated, a software company, from December 2005 to August 2008. Mr. Mendels had no full time employment between leaving Adobe in 2008 and joining our board in 2009. He joined Adobe when it acquired Macromedia, where he was a member of the executive team and Executive Vice President and General Manager. Mr. Mendels joined Macromedia in 1992 and served in many roles, including leading Japan sales and establishing Macromedia K.K. in the 1990s, leading Worldwide Marketing, and as General Manager of Macromedia’s web publishing business unit. Mr. Mendels holds a B.A. in East Asian Studies from Wesleyan University and an M.A. in Japanese from the University of California at Berkeley. Mr. Mendels was selected to serve on our board of directors due to his extensive background in the Internet and software industries.

Christopher Menard has served as our Chief Financial Officer since 2010. Prior to joining Brightcove, Mr. Menard was at Phase Forward Incorporated, a provider of enterprise software and services for clinical trials and drug safety, where he served as Chief Financial Officer from April 2009 to October 2010 and as Vice President of Finance from October 2006 to April 2009. Mr. Menard received an M.B.A. from Boston College and a B.S. in business administration from Babson College.

Andrew Feinberg has served as our Chief Legal Officer since 2005. Prior to joining Brightcove, Mr. Feinberg was at Lycos, a search engine provider, from 1999 to 2005, serving as Vice President and General Counsel from 2001 to 2005. Before joining Lycos, Mr. Feinberg was an attorney with Choate, Hall & Stewart, LLP in Boston, Massachusetts from 1997 to 1999 and with Shearman & Sterling LLP in New York, New York from 1991 to 1997. Before joining Shearman & Sterling, Mr. Feinberg served as a Law Clerk to United States District Judge T.F. Gilroy Daly in the District of Connecticut. Mr. Feinberg received his J.D. from Cornell Law School, where he was an Editor of the Cornell Law Review, and his B.A. from Tufts University.

Edward Godin has served as our Chief People Officer since May 2007. Prior to joining Brightcove, Mr. Godin was a founding Principal of MentisNetwork LLC, a strategic human resources consulting firm, from June 2002 to May 2007. Before MentisNetwork, Mr. Godin was Executive Vice President, Human Resources for Razorfish, Inc., an interactive marketing and technology company, from June 1998 to June 2002. Mr. Godin holds a B.A. from the College of the Holy Cross.

Deborah Besemer has served as one of our directors since 2008. Ms. Besemer currently serves on the board of Gemvara Inc., an e-commerce designer jewelry company. From May 2009 until March 2010, Ms. Besemer held the position of CEO of Gemvara Inc. From 1999 to 2006, Ms. Besemer served as President and CEO of BrassRing, a provider of talent management solutions. Ms. Besemer had no full time employment between leaving BrassRing in 2006 and joining Gemvara in 2009. From December 1997 to July 1998, Ms. Besemer held the position of President of Systemsoft Corporation, a software company, and from June 1986 to November 1997 she was at Lotus Development Corporation, a software company, most recently as Executive Vice-President of Worldwide Field Operations. She has served on the board of Double-Take Software, Inc., a provider of information availability software, and several private software companies, including My Perfect Gig, a human resources software company, Bullhorn, a recruiting software company, Kubisoft, Inc., a collaborative software company, Systemsoft Corporation and Eprise Corporation, a talent management solutions company. She is a former Chairperson of the Massachusetts Software Council (now known as the Massachusetts Technology Leadership Council) and served on their Board of Trustees for nine years. Ms. Besemer holds a B.A. in French from Cedar Crest College and an M.B.A. from Rutgers University. Ms. Besemer was selected to serve on our board of directors due to her extensive experience in leadership and sales positions in online service companies.

James Breyer has served as one of our directors since 2004. Mr. Breyer has been a partner of Accel Partners, a venture capital firm and one of our stockholders, since 1987. Mr. Breyer has served on the boards of Wal-Mart Stores, Inc., a worldwide operator of retail stores, since 2001 and is currently the lead independent director, Dell Inc., a worldwide merchant of technology products and services, since 2009 and is currently the chairman of the Finance Committee, and Prosper Marketplace Inc., a peer-to-peer lending platform, since 2005. Mr. Breyer served on the board of Marvel Entertainment, Inc., a character-based entertainment company, from 2006 to 2009. He also serves on the boards of numerous privately-held companies including Facebook, Inc., a worldwide social network. Mr. Breyer is a member of the Board of Associates of the Harvard Business School and is Chairman of the Stanford Engineering Venture Fund. Mr. Breyer holds a B.S. from Stanford University and an M.B.A. from Harvard University, where he was named a Baker Scholar. Mr. Breyer was selected to serve as a director on our board of directors due to his extensive background in the venture capital industry, his experience providing guidance and counsel to a wide variety of Internet and technology companies, and his service on the boards of directors of a range of public and private companies.

Scott Kurnit has served as one of our directors since 2005. Mr. Kurnit founded AdKeeper, Inc., an online advertising company, in 2010 and is currently its Chairman and Chief Executive Officer. Prior to founding AdKeeper, Mr. Kurnit founded and served as Chairman and Chief Executive Officer of About, Inc., an online resource company. Mr. Kurnit serves on the boards of AdKeeper, an online advertising services company, Appssavvy, a social media advertising company, OpenSky, a social network of shoppers, SendMe Mobile, a provider of games and content for mobile phones, and The Paley Center for Media, an organization dedicated to advancing the understanding of media. He is an advisor to About, Inc., BlackArrow, Inc., an advertising technology company, Mashery, Inc., a provider of API management services, and SmartBrief, a media company.

Mr. Kurnit holds a B.A. in sociology and communications from Hampshire College. Mr. Kurnit was selected to serve as a director on our board of directors due to his extensive background and leadership positions with Internet, media and technology companies.

Elizabeth Nelson has served as one of our directors since 2010. Ms. Nelson currently serves on the boards of Ancestry.com, an online family history website, LivingSocial Inc., an internet commerce company, SuccessFactors, Inc., a human resources software company, and Yodlee, Inc., an online banking solution provider. Ms. Nelson currently chairs the audit committees of Ancestry.com, LivingSocial and Yodlee. From 1996 to 2005, Ms. Nelson served as the Executive Vice President and Chief Financial Officer at Macromedia, Inc., where she also served as a director from January 2005 to December 2005. Prior to joining Macromedia, Ms. Nelson held various roles in finance and corporate development at Hewlett-Packard Company, an information technology company. Ms. Nelson served as a director of Autodesk Inc., a design software company, from 2007 to 2010, and of CNET Networks, Inc., an Internet media company, from 2003 to 2008. Ms. Nelson holds an M.B.A. in Finance with distinction from the Wharton School at the University of Pennsylvania and a B.S. from Georgetown University. Ms. Nelson was selected to serve as a director on our board of directors due to her financial and accounting expertise from her prior extensive experience in finance roles with both public and private corporations. Ms. Nelson qualifies as an “audit committee financial expert” under SEC guidelines. In addition, her current service on other public company boards of directors provides us with important perspectives on corporate governance matters.

David Orfao has served as one of our directors since 2004. Mr. Orfao co-founded General Catalyst Partners, one of our stockholders, in 2000 and currently is a Managing Director. Prior to joining General Catalyst, Mr. Orfao was the President, Chief Executive Officer and director of Allaire Corporation from 1997 to 2000. Currently, Mr. Orfao serves on the boards of Tudou Holdings Ltd., an internet video destination site in China, as well as numerous privately-held companies. Mr. Orfao holds a B.A. in Business and Accounting from Norwich University. Mr. Orfao was selected to serve as a director on our board of directors due to his experience providing guidance and counsel to a wide variety of Internet and technology companies, and his service on the boards of directors of a range of public and private companies.

Composition of our Board of Directors

Our board of directors currently consists of seven members, all of whom were elected pursuant to the board composition provisions of our voting agreement, which is described under “Certain Relationships and Related Party Transactions—Voting Agreement” in this prospectus. These board composition provisions will terminate immediately prior to the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity and is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and board of directors’ goal in selecting board members is to identify people who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, and professional and personal experiences and expertise relevant to our growth strategy.

Director Independence. Our board of directors has determined that all members of the board of directors, except Messrs. Allaire and Mendels, are independent, as determined in accordance with the rules of the NASDAQ Stock Market and the SEC. Upon the closing of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the NASDAQ Stock Market, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

Staggered Board. Immediately after the closing of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2013 for Class I directors, 2014 for Class II directors and 2015 for Class III directors.

•	Our Class I directors will be Deborah Besemer, Scott Kurnit and David Orfao;

•	Our Class II directors will be James Breyer and David Mendels; and

•	Our Class III directors will be Jeremy Allaire and Elizabeth Nelson.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective upon the completion of this offering, provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. We believe that the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NASDAQ Stock Market and SEC rules and regulations. Each committee has the composition and responsibilities described below.

Audit Committee. Mses. Besemer and Nelson, and Mr. Orfao, currently serve on the audit committee, which is chaired by Ms. Nelson. Our board of directors has determined that each of Mses. Besemer and Nelson is “independent” for audit committee purposes as that term is defined under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the applicable NASDAQ Stock Market rules, and before the expiration of the phase-in period applicable to initial public offerings under the applicable NASDAQ Stock Market rules, all members of our audit committee will be “independent” for audit committee purposes. Each member of the audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ Stock Market. Our board of directors has designated Ms. Nelson as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the internal audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as our critical accounting policies and practices;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflicts of interest and approving all such transactions; and

•	reviewing quarterly earnings releases and scripts.

Compensation Committee. Ms. Besemer and Messrs. Kumit and Orfao currently serve on the compensation committee, which is chaired by Ms. Besemer. Our board of directors has determined that each member of the compensation committee is “independent” as that term is defined in the applicable SEC and NASDAQ Stock Market rules. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K; and

•	reviewing and discussing with the board of directors corporate succession plans for our Chief Executive Officer and other key officers.

Nominating and Corporate Governance Committee. Mses. Besemer and Nelson, and Mr. Breyer currently serve on the nominating and corporate governance committee, which is chaired by Mr. Breyer. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as that term is defined in the applicable SEC and NASDAQ Stock Market rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and for election to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines; and

•	overseeing the evaluation of the board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. In March 2010, certain of our investors purchased shares of our preferred stock, including entities affiliated with Mr. Orfao, which purchased 894,034 of these shares. We have described the amounts of these sales and purchases in more detail under the section captioned “Certain Relationships and Related Party Transactions—Series D Financing”. Additionally, in March 2010 and November 2010, certain of our investors purchased shares of our common stock, including entities affiliated with Mr. Orfao, which purchased 330,033 of these shares, from our employees, including shares held by Jeremy Allaire, our Chief Executive Officer. We have described the amounts of these sales and purchases in more detail under the section captioned “Certain Relationships and Related Party Transactions—Sales of Securities by Employees,” although we were not a participant in these transactions, except for the limited actions described thereunder.

Corporate Governance

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section explains how our executive compensation programs are designed and operate with respect to our named executive officers listed in the Summary Compensation Table below. Our named executive officers in 2011 were Jeremy Allaire, Chairman and Chief Executive Officer; David Mendels, President and Chief Operating Officer; Christopher Menard, Chief Financial Officer; Andrew Feinberg, Chief Legal Officer; and Edward Godin, Chief People Officer.

Executive Summary

Our compensation strategy is designed to attract and retain high-caliber executive officers and employees, and communicate and align employee contributions with our objectives and stockholder interests. We intend to provide a competitive total compensation package and will share our success with our named executive officers, as well as our other employees, when our objectives are met.

Compensation for our named executive officers consists of the elements identified in the following table.

Compensation Element	Objective
Base salary	To attract and retain employees and to recognize ongoing performance of job responsibilities.

Annual performance-based cash compensation	To re-emphasize corporate objectives and provide additional reward opportunities for our named executive officers (and employees generally) when key business objectives are met.

Long-term equity incentive compensation	To reward increases in stockholder value and to emphasize and reinforce our focus on team success.

Severance and change in control benefits	To provide income protection in the event of involuntary loss of employment and to focus named executive officers on stockholder interests when considering strategic alternatives.

Retirement savings (401(k)) plan	To provide retirement savings in a tax-efficient manner.

Health and welfare benefits	To provide a basic level of protection from health, dental, life and disability risks.

Each of the elements of our executive compensation program is discussed in more detail below. Our compensation elements are designed to be flexible, to complement each other and to serve the compensation objectives described above. We have not adopted any formal or informal policies or guidelines for allocating compensation between fixed and variable compensation, cash and equity incentive awards, or short-term and long-term compensation. Our mix of compensation elements is designed to reward recent results and motivate long-term performance through a combination of short-term cash and long-term equity incentive awards.

Determining Executive Compensation

Historically, Mr. Allaire, our Chairman and Chief Executive Officer, has reviewed the performance of each named executive officer other than himself, and based on this review and the factors described below, made the final determination with regard to the total compensation package for our named executive officers other than himself. Any adjustments to named executive officers’ compensation levels were based primarily on the experience of the members of our board of directors in our industry and their review of private company compensation surveys, the individual’s performance and internal pay equity considerations. Prior to this offering, we had not formally benchmarked compensation (either on an aggregate or element-by-element basis) to specific levels relative to peer companies or external market compensation data.

In connection with this offering, our board of directors engaged Pearl Meyer & Partners, LLC, or Pearl Meyer, a compensation consultant, to help evaluate the total compensation packages for our named executive officers. As part of this engagement, Pearl Meyer analyzed compensation data relating to the following 18 publicly-traded U.S.-based software companies:

Autobytel	Envestnet	MediaMind
BroadSoft	Innodata Isogen	Motricity
Convio	Keynote Systems	Responsys
Cornerstone OnDemand	Local.com	SPS Commerce
EasyLink Services International	LogMeIn	Support.com
Ellie Mae	LoopNet	TechTarget

Certain of these companies were determined to be appropriate peer companies based on the size of their businesses. Certain of these companies were selected for executive compensation analysis purposes because they had recently completed initial public offerings. These companies are also representative of the types of companies with which we compete for executive talent. We may replace some or all of these companies with others from time to time as changes in market positions and company size, including our own, may suggest more representative peer group companies.

Mr. Allaire made recommendations to the board of directors for new compensation packages for our named executive officers in August 2011, and the board of directors made the final determination with regard to the new compensation packages for these named executive officers. Our board of directors based its decision on Pearl Meyer’s review of compensation practices at the companies listed above and the experience of the members of our board of directors within our industry. We entered into new employment agreements with each of our named executive officers which include the terms of their new compensation packages, as described in more detail below under “—Elements of Compensation,” and “—Employment Agreements; Potential Payments upon Termination or Change in Control”.

Following consummation of this offering, we anticipate that Mr. Allaire will review the performance of each named executive officer other than himself, and based on this review and the factors described above, will make recommendations to the compensation committee with respect to each named executive officer’s total compensation package. We expect the compensation committee to then make the final determination with regard to the total compensation package for our named executive officers, including Mr. Allaire.

Elements of Compensation

Base Salaries

Historically, base salaries for our named executive officers were established initially through arm’s-length negotiations at the time the individual was hired, taking into account private company compensation surveys and internal pay equity considerations, as well as the individual’s qualifications and experience. Base salaries of our named executive officers were reviewed by our Chief Executive Officer, Mr. Allaire, and our Chief People Officer, Mr. Godin, and approved annually by our board of directors during the first quarter of each year. Adjustments to base salaries were based on an individual’s performance, as well as private company compensation surveys and internal pay equity considerations. In making decisions regarding salary adjustments, we also draw upon the experience that members of our board of directors have within our industry. We do not assign a specific weight to any single factor in making decisions regarding base salary adjustments.

For 2011, our board of directors sought to set base salaries for our named executive officers at levels that are generally at or near the median levels of our peer group. In 2011, the board of directors approved base salary increases for each of our named executive officers to make their salaries more competitive with those of similarly situated executives in our peer group. These increases were also based on the individual’s overall performance and the growth of our company. The compensation committee determined that Mr. Allaire’s base salary for 2010 was significantly further below the median level of the peer group than the base salaries for our other named executive officers and, therefore, the board of directors increased Mr. Allaire’s base salary in 2011 by a greater amount.

The following table sets forth the base salary for our named executive officers for fiscal 2010 and 2011:

Named Executive Officer	2010 Base Salary	2011 Base Salary	% Change
Jeremy Allaire	$225,000	$300,000	33%
David Mendels	$225,000	$250,000	11%
Christopher Menard	$230,000	$240,000	4%
Andrew Feinberg	$200,000	$225,000	13%
Edward Godin	$200,000	$215,000	8%

The board of directors has not yet determined whether to change the base salaries for our named executive officers for fiscal 2012.

Annual Performance-Based Cash Compensation

The named executive officers, as well as other executives and employees, participate in our annual Performance Incentive Program, which provides an opportunity to earn a cash bonus upon achievement of performance objectives approved by our board of directors. In addition, Mr. Feinberg, as well as certain other executives and employees, participates in our Sales Incentive Program, which provides an opportunity to earn a cash bonus upon achievement of sales objectives approved by management. These programs were established to further align individual goals with corporate and department goals and to increase focus on executing key business deliverables.

Target Bonuses. As with base salaries, historically, the target annual incentive compensation opportunities for our named executive officers were established initially through arm’s-length negotiations at the time the individual was hired, taking into account private company compensation surveys and internal pay equity considerations, as well as the individual’s qualifications and experience. Adjustments to annual incentive compensation targets were based on an individual’s performance, as well as private company compensation surveys and internal pay equity considerations. Along with base salaries, annual incentive compensation targets are reviewed and approved annually by the board of directors. In making decisions regarding adjustments to annual incentive compensation targets, we also draw upon the experience that members of our board of directors have within our industry. We do not assign a specific weight to any single factor in making decisions regarding adjustments to annual incentive compensation targets.

For 2011, our board of directors sought to set annual incentive compensation targets for our named executive officers at levels that are generally at or near the median levels of our peer group. In 2011, the board of directors approved annual incentive compensation target increases for each of our named executive officers to make their cash incentive compensation more competitive with those of similarly situated executives in our peer group. These increases were also based on the individual’s overall performance and the growth of our company. The compensation committee determined that Messrs. Allaire’s, Feinberg’s and Godin’s annual incentive targets for 2010 were significantly further below the median level of the peer group than the targets for our other named executive officers and, therefore, the board of directors increased Messrs. Allaire’s, Feinberg’s and Godin’s annual incentive compensation targets in 2011 by a greater amount.

The following table sets forth the annual incentive compensation targets for our named executive officers under our Performance Incentive Program for fiscal 2010 and 2011:

Named Executive Officer	2010 Target Bonus	2011 Target Bonus	% Change
Jeremy Allaire	$75,000	$135,000	80%
David Mendels	$75,000	$87,500	17%
Christopher Menard	$75,000	$84,000	12%
Andrew Feinberg	$50,000	$78,750	58%
Edward Godin	$50,000	$75,250	51%

The board of directors has not yet determined whether to change the annual incentive compensation targets for our named executive officers under our Performance Incentive Program for fiscal 2012.

The following table sets forth the annual incentive compensation target for Mr. Feinberg under the Sales Incentive Program for fiscal 2010 and 2011:

Named Executive Officer	2010 Target Bonus	2011 Target Bonus	% Change
Andrew Feinberg	$55,000	$55,000	—

The board of directors has not yet determined whether to change the annual incentive compensation target for Mr. Feinberg under the Sales Incentive Program for fiscal 2012.

Bonus Determinations—Performance Incentive Program. Under the Performance Incentive Program, each year (generally during the first quarter) the board of directors establishes company-wide financial performance objectives, which serve as the basis for determining the eligibility for and amount of bonuses to be paid under the program. For 2011, the board of directors used our revenue and non-GAAP operating loss (excluding bonus expense) for the performance objectives. We define non-GAAP operating loss (excluding bonus expense) as our loss from operations, calculated in accordance with GAAP, excluding our stock-based compensation expense. The board of directors determines the goals for each of these objectives in consultation with management and taking into account our performance for the immediately preceding year. The board of directors establishes goals it believes are necessary to provide a competitive overall compensation package in light of each named executive officer’s base salary and to motivate our executives to achieve an aggressive level of growth. Our 2011 revenue goal was $55.6 million, compared with $63.6 million in actual revenue for the fiscal year ended December 31, 2011. Our 2011 non-GAAP operating loss (excluding bonus expense) goal was $(12.1) million, compared with $(8.9) million in actual non-GAAP operating loss (excluding bonus expense) for the fiscal year ended December 31, 2011.

The above-referenced performance objectives should not be interpreted as a prediction of how we will perform in future periods. As described above, the purpose of these objectives was to establish a method for determining the payment of performance-based cash compensation. You are cautioned not to rely on these performance goals as a prediction of our future performance.

After the end of each year, the board of directors reviews our actual achievement against the performance objectives and determines the amount of bonuses to be paid under the program as a whole. We must achieve at least 80% of the goal for each objective for bonuses to be paid under the program. Performance at the 80% level with respect to each objective would result in bonus payouts to the named executive officers at 50% of the named executive officers’ individual target bonus opportunity. Each incremental 1% of achievement from 80% to 100% of the goal for each objective increases the bonus payouts by 2.5%, such that performance at the 90% level with respect to each objective would result in bonus payouts at 75% of the individual target bonus opportunity and performance at the 100% level with respect to each objective would result in bonus payouts at 100% of the individual target bonus opportunity.

For the full year in 2011, we achieved 114% of the goal for revenue and 126% of the goal for non-GAAP operating loss (excluding bonus expense). As such, and given the individual contributions of each of our named executive officers, the board of directors awarded the named executive officers 100% of their respective full-year target bonuses.

In addition to the individual target bonuses available to our named executive officers, 10% of any amount by which we overachieve above 100% of our annual target for non-GAAP operating loss (excluding bonus expense) is available as a supplemental bonus pool to be shared by all eligible employees. An individual’s share of such supplemental bonus pool is based on the ratio of such individual’s target bonus to the aggregate amount of all target bonuses for eligible individuals.

As such, the named executive officers’ will receive the following amounts as supplemental bonuses for 2011: $22,894 for Mr. Allaire, $14,839 for Mr. Mendels, $14,245 for Mr. Menard, $13,355 for Mr. Feinberg and $12,761 for Mr. Godin.

Bonus Determinations—Sales Incentive Program. Under the Sales Incentive Program for 2011, each quarter management established sales objectives for individuals, by region, which served as the basis for determining the amount of bonuses to be paid to the individual under the program. The sales objectives took into account our performance for the immediately preceding quarter and the corresponding quarter for the immediately preceding year. The sales objectives for 2011 each represented a significant increase over our actual performance in 2010. After the end of each quarter, management reviewed an individual’s performance with respect to their individual sales objectives and determined the amount of the bonus to be paid under the program to the individual.

For 2011, the quarterly sales performance bonuses for Mr. Feinberg were based predominantly on new customer bookings and sales to existing customers. The execution of multi-year customer contracts and professional services bookings were the remaining factors in the determination of his sales performance bonuses. For 2011, Mr. Feinberg’s territory in which such objectives were measured was comprised of Japan and the Asia Pacific region. Mr. Feinberg’s annual incentive compensation target of $55,000 in 2011 consisted of quarterly targets of $13,750. In 2011, Mr. Feinberg earned $16,760 of incentive compensation for the first quarter, $20,423 for the second quarter, $13,282 for the third quarter and $12,745 for the fourth quarter, resulting in annual incentive compensation of $63,210. New customer bookings translate into incentive compensation by comparing the quarterly bookings goal set by management for the region against the dollar amount in bookings actually achieved. Sales to existing customers translate into incentive compensation by comparing the percentage goal for monthly recurring revenue set by management for the region against the percentage actually achieved. Such resulting percentages are then multiplied by the quarterly sales performance bonus target to determine the amount of bonus earned in such quarter. Certain factors may decrease the amount of bonus earned, such as non-standard contract terms, and certain other factors may increase the amount of bonus earned, such as large single bookings of over $1 million.

Mr. Feinberg’s new customer bookings goal increased each quarter of 2011; however, since the bookings growth metric is highly sensitive data, we do not disclose the specific performance goal for this metric because we believe that such disclosure would result in serious competitive harm. We set the goals for bookings at a high level because we are a growth-oriented company and rely on bookings to help drive our growth. Additionally, the value associated with customers at the time of booking is an estimate of the revenue we expect to receive from new customers which, in turn, is based on an estimate of what the customer’s total collections will be using our services. Since the number is an estimate based on an estimate, it is inherently volatile and cannot be used to predict actual revenue.

Please refer to the “Summary Compensation Table” for the actual amounts paid to each of our named executive officers pursuant to our annual Performance Incentive Program and Sales Incentive Program for 2011.

Long-Term Equity Incentive Compensation

Our named executive officers are eligible to receive long-term equity-based incentive awards, which are intended to align the interests of our named executive officers with the interests of our stockholders and to emphasize and reinforce our focus on team success. Historically, our long-term equity-based incentive compensation awards have been made in the form of stock options and restricted stock subject to vesting based on continued employment. We believe that stock options and restricted stock are effective tools for meeting our compensation goal of increasing long-term stockholder value by tying the value of the stock options and restricted stock to our future performance. Because employees are able to profit from stock options and restricted stock only if our stock price increases relative to the stock option’s exercise price or restricted stock’s purchase price, we believe stock options and restricted stock provide meaningful incentives to employees to achieve increases in the value of our stock over time.

All stock option and restricted stock awards are approved by the board of directors. In determining the size of a stock option grant or restricted stock award, the board of directors takes into account individual performance (generally consisting of financial performance for the year as well as a subjective, qualitative review of each named executive officer’s contribution to the success of the business), internal pay equity considerations and the value of existing long-term incentive awards. Each named executive officer received an initial grant of stock options and/or restricted stock in connection with the commencement of his or her employment. Our named executive officers and other employees are also eligible to receive additional grants or awards from time to time. We do not have a set program for the award of these additional grants or awards, and our board of directors retains discretion to make stock option or restricted stock awards to employees at any time.

Stock option and restricted stock awards to our named executive officers typically vest over four years, with 25% vesting on the first anniversary of the vesting start date, which is a date fixed by our board of directors when making equity awards, and the remainder vesting in 36 equal monthly installments thereafter. We believe this vesting schedule encourages long-term employment with our company, while allowing our executives to realize compensation in line with the value they have created for our stockholders.

In March 2011, Mr. Menard was granted an option to purchase 218,617 shares at an exercise price equal to the then-current fair market value of $8.19 per share. This award was granted in connection with his appointment as our Chief Financial Officer and was the result of a negotiation between Mr. Menard, our Chief Executive Officer and our board of directors. In May 2011, Mr. Feinberg was granted two options to purchase 38,461 shares, each at an exercise price equal to the then-current fair market value of $8.19 per share. One award was granted in recognition of Mr. Feinberg’s service to our company and the second award was granted in connection with his promotion to our Chief Legal Officer. In May 2011, Mr. Godin was granted two options to purchase 38,461 shares, each at an exercise price equal to the then-current fair market value of $8.19 per share. One award was granted in recognition of Mr. Godin’s service to our company and the second award was granted in connection with his promotion to our Chief People Officer. The options granted to Messrs. Menard, Feinberg and Godin in 2011 each vest over four years, with 25% vesting on the first anniversary of the vesting start date, which is a date fixed by our board of directors when making equity awards, and the remainder vesting in 36 equal installments thereafter.

In March 2011, Mr. Mendels was granted an option to purchase 35,000 shares at an exercise price equal to the then-current fair market value of $8.19 per share, to vest in full if our company met the financial objectives set forth in our operating plan for 2011. In February 2012, our board of directors determined these objectives were met, and therefore the option has vested in full.

Severance and Change in Control Benefits

Pursuant to employment agreements entered into with each of our named executive officers in August 2011, upon a change in control of our company, each executive’s then-outstanding stock options and restricted stock awards will fully vest.

If an executive’s employment is terminated by us without cause or if the executive resigns for good reason prior to a change in control of the company, the executive is eligible for severance benefits in 12 equal monthly installments consisting of an amount equal to the sum of one times the executive’s base salary and one times the executive’s target bonus, plus an amount equal to 12 months of COBRA coverage. In such case, the vesting of each executive’s then-outstanding stock options and restricted stock awards shall also accelerate by 25%. The severance benefits described in this paragraph are contingent upon the executive agreeing to a general release of claims in favor of us following termination of employment.

If an executive’s employment is terminated by us without cause or if the executive resigns for good reason following a change in control of our company, the executive is eligible for severance benefits in a lump sum consisting of an amount equal to the sum of one times the executive’s base salary and one times the executive’s target bonus, plus an amount equal to 12 months of COBRA coverage. If such termination occurs more than 12 months after a change in control of our company, such severance benefits will be provided in 12 equal monthly installments. The severance benefits described in this paragraph are contingent upon the executive agreeing to a general release of claims in favor of us following termination of employment.

The employment agreements entered into with each of our named executive officers in August 2011, as described above, contain a different set of provisions regarding severance and change in control benefits than were applicable prior to our initial public offering; however, those provisions will no longer be operative after this offering.

We provide these benefits to promote retention and ease the consequences to the executive of an unexpected termination of employment. These arrangements are also intended to preserve morale and productivity in the face of the potentially disruptive impact of a change in control. These benefits also allow our named executive officers to focus on the value of strategic alternatives to stockholders without concern for the impact on their own continued employment, as each of their offices is at heightened risk of turnover in the event of a change in control.

Please refer to the discussion below under “—Employment Agreements; Potential Payments upon Termination or Change in Control” for a more detailed discussion of our severance and change in control benefits.

Employee Benefits

Our named executive officers are eligible for the same benefits available to our employees generally. These include participation in a tax-qualified 401(k) plan and group health, dental, life and disability insurance plans. The type and extent of benefits offered are intended to be competitive within our industry.

Other Compensation Practices and Policies

Perquisites and Personal Benefits. As noted above, our named executive officers are eligible to participate in the same benefits as those offered to all full-time employees. We do not have any programs for providing material personal benefits or executive perquisites to our named executive officers.

Stock Ownership Guidelines. There are currently no equity ownership requirements or guidelines that any of our named executive officers or other employees must meet or maintain.

Policy Regarding the Timing of Equity Awards. As a privately owned company, there has been no market for our common stock. Accordingly, in 2011, we had no program, plan or practice pertaining to the timing of stock option or restricted stock awards to executive officers coinciding with the release of material non-public information. We do not, as of yet, have any plans to implement such a program, plan or practice after becoming a public company.

Tax Deductibility. Our board of directors has considered the potential future effects of Section 162(m) of the Internal Revenue Code, or the Code, on the compensation paid to our named executive officers. Section 162(m) places a limit of $1 million on the amount of compensation that a publicly-held corporation may deduct in any one year with respect to its chief executive officer and each of the next three most highly compensated executive officers (other than its chief financial officer). In general, certain performance-based compensation approved by stockholders is not subject to this deduction limit. As we are not currently publicly-traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in making compensation decisions. We expect that following this offering, the compensation committee of our board of directors will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). However, we may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

Accounting for Stock-Based Compensation. We follow Financial Accounting Standard Board, or FASB, Accounting Standards Codification Topic, or ASC, 718, Compensation—Stock Compensation, for our stock-based compensation awards to employees. FASB ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options and restricted stock awards, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. FASB ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their statements of operations over the period that an executive officer is required to render service in exchange for the option or other award. After the completion of this offering, our compensation committee may consider the impact of FASB ASC Topic 718 when making equity-based awards.

Compensation Risk Assessment

When determining our compensation policies and practices, our board of directors considers various matters relevant to the development of a reasonable and prudent compensation program, including whether the policies and practices are reasonably likely to have a material adverse effect on our company. We believe that the mix and design of our executive compensation plans and policies do not encourage management to assume excessive risks and are not reasonably likely to have a material adverse effect on our company for the following reasons: we offer an appropriate balance of short and long-term incentives and fixed and variable amounts; our variable compensation is based on a balanced mix of criteria; and our board of directors and compensation committee have the authority to adjust variable compensation as appropriate.

Tabular Disclosure Regarding Executive Compensation

The following tables provide information regarding the compensation awarded to or earned during our fiscal years ended December 31, 2010 and 2011 by our chief executive officer, chief financial officer and the three other most highly compensated executive officers (collectively referred to herein as the named executive officers).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Jeremy Allaire Chairman and Chief Executive Officer	2011 2010	256,250 225,000	(2)	157,894 50,250		— —	— —	— —		— 142,776	(3)	414,144 418,026

David Mendels President and Chief Operating Officer	2011 2010	235,417 225,000	(2)	102,339 50,250		— 1,186,574	152,683 2,896,614	— —		— —		490,439 4,358,438

Christopher Menard Chief Financial Officer	2011 2010	234,167 53,224	(2) (4)	98,245 25,000	(5)	— —	1,012,841 —	— —		— —		1,345,253 78,224

Andrew Feinberg Chief Legal Officer	2011 2010	210,417 200,000	(2)	92,105 33,500		— —	496,140 —	63,210 52,378	(6) (6)	— —		861,872 285,878

Edward Godin Chief People Officer	2011 2010	206,250 196,250	(2) (7)	88,011 33,500		— —	496,140 —	— —		— —		790,401 229,750

(1)	The valuation of stock and option awards is based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions used to calculate the value of stock and option awards are set forth in the section entitled “Summary of Significant Accounting Policies” under Note 2 to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus.

(2)	Each of the salaries for 2011 reflect the base salary increases received by each of our named executive officers in August 2011, as described in “—Base Salaries” above.
(3)	This amount consists of the proceeds received by Mr. Allaire from a private sale of shares of our common stock that exceeded the estimated fair value of the common stock at the time of the transaction. For more information, see “Certain Relationships and Related Party Transactions.”
(4)	Mr. Menard joined us as our Chief Financial Officer in October 2010 and received a prorated base salary based on an annual base salary of $230,000.
(5)	Mr. Menard received a signing bonus of $25,000 in connection with his commencement of employment with us.
(6)	Cash bonus was paid pursuant to our Sales Incentive Program, as described in “—Annual Performance-Based Cash Compensation” above. For more information, see “Grants of Plan-Based Awards—2011” below.
(7)	Mr. Godin’s base salary was increased from $190,000 to $200,000 in May 2010.

Grants of Plan-Based Awards—2011

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or units (#)	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
		Threshold ($)	Target ($)		Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Jeremy Allaire	—	—	—		—	—	—	—	—	—	—	—

David Mendels	3/8/2011	—	—		—	—	35,000	—	—	—	8.19	152,683

Christopher Menard	3/8/2011	—	—		—	—	—	—	—	218,617	8.19	1,012,841

Andrew Feinberg	— 5/12/11 5/12/11	— — —	55,000 — —	(2)	— — —	— — —	— — —	— — —	— — —	— 38,461 38,461	— 8.19 8.19	— 248,070 248,070

Edward Godin	5/12/11 5/12/11	— —	— —		— —	— —	— —	— —	— —	38,461 38,461	8.19 8.19	248,070 248,070

(1)	The valuation of stock and option awards is based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions used to calculate the value of stock and option awards are set forth in the section entitled “Summary of Significant Accounting Policies” under Note 2 to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus.
(2)	Amount represents the potential performance-based incentive cash payment Mr. Feinberg could earn pursuant to the Sales Incentive Program for 2011, as described in “—Annual Performance-Based Cash Compensation” above. The actual amounts earned for 2011 are set forth in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table above.

Outstanding Equity Awards at Fiscal Year-End 2011

	Option Awards(1)									Stock Awards
Name	Vesting Start Date(2)	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Jeremy Allaire	8/24/2008	349,622		69,930		—		0.96	4/15/2018	—		—

David Mendels	10/23/2008 10/1/2009 1/1/2010 1/1/2010 —	73,343 7,211 185,597 — —	(3) (4)	— — 126,988 — —	(5)	— — — — 35,000	(8)	1.25 1.72 1.72 — 8.19	2/12/2019 12/15/2019 1/26/2020 — 3/8/2021	— — — 63,494 —	(6)	— — — 698,434 —	(7)

Christopher Menard	10/4/2010	63,763		154,854		—		8.19	3/8/2021	—		—

Andrew Feinberg	9/15/2007 7/31/2008 4/1/2011 5/12/2011	38,461 82,129 — —		— 14,024 38,461 38,461		— — — —		0.81 0.96 8.19 8.19	11/12/2017 7/31/2018 5/12/2021 5/12/2021	— — — —		— — — —

Edward Godin	5/14/2007 7/31/2008 5/8/2009 4/1/2011 5/12/2011	96,153 24,639 24,839 — —		— 4,207 13,622 38,460 38,460		— — — — —		0.81 0.96 1.25 8.19 8.19	11/12/2017 7/31/2018 5/8/2019 5/12/2021 5/12/2021	— — — — —		— — — — —

(1)	Unless otherwise indicated, these stock options were granted on the date ten years prior to the expiration date and vest over four years, with 25% vesting on the first anniversary of the vesting start date and the remainder vesting in 36 equal monthly installments thereafter.
(2)	The vesting start date is a date fixed by our board of directors when making equity awards.
(3)	This stock option is fully vested.
(4)	This stock option is fully vested.
(5)	This stock option vests over three years, with 25% vesting on the first anniversary of the vesting start date and the remainder vesting in 24 equal monthly installments thereafter.
(6)	This restricted stock award was made on January 26, 2010 and vests over three years, with 25% vesting on the first anniversary of the vesting start date and the remainder vesting in 24 equal monthly installments thereafter.
(7)	Represents the fair market value of Mr. Mendels’ 63,494 unvested shares as of December 31, 2011. The fair market value assumes an initial public offering price of $11.00 per share, which is the mid-point of the estimated price range set forth on the cover of this prospectus.
(8)	As of December 31, 2011 this award was unvested; however, in February 2012 our board of directors determined that the vesting conditions of this award had been met and that this award was fully vested.

Option Exercises and Stock Vested Table—2011

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeremy Allaire	—	—	—	—
David Mendels	—	—	92,798	1,020,778	(1)
Christopher Menard	—	—	—	—
Andrew Feinberg	—	—	—	—
Edward Godin	—	—	—	—

(1)	There was no public market for our common stock on any of the applicable vesting dates. Accordingly, the value realized on vesting assumes an initial public offering price of $11.00 per share, which is the mid-point of the estimated price range set forth on the cover of this prospectus.

Pension Benefits

We do not offer any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not offer any nonqualified deferred compensation plans.

Director Compensation

We reimburse each member of our board of directors who is not an employee for reasonable travel and other expenses in connection with attending meetings of the board of directors or committees thereof. In addition, as part of our efforts to attract and retain highly qualified individuals to our board of directors, we grant equity awards to our non-employee directors, who are not affiliated with 5% or greater stockholders, upon their election to our board of directors. We did not make any equity award grants to our directors during our fiscal year ended December 31, 2011. In June 2011 we amended previous stock option awards granted to Ms. Besemer and Ms. Nelson to provide for acceleration of vesting upon a change of control that comports with other grants to our directors. As of January 1, 2012, Ms. Bessemer owned options to purchase an aggregate of 87,766 shares of our common stock, Ms. Nelson owned options to purchase an aggregate of 82,923 shares of our common stock and Mr. Kurnit owned an aggregate of 210,007 shares of our restricted common stock. Mr. Breyer and Mr. Orfao did not own any stock options or shares of restricted stock as of January 1, 2012.

We have adopted a new non-employee director compensation policy that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Pursuant to this policy, upon election to our board, each of our non-employee directors, other than any such directors then designated as representatives of General Catalyst Partners or Accel Partners and their respective affiliates, will be granted an option to purchase 0.060% of our then outstanding common stock on a fully-diluted basis (equal to approximately 18,348 shares based upon our fully-diluted shares outstanding upon completion of this offering, assuming the issuance and sale of 5,000,000 shares of common stock in this offering), subject to quarterly vesting over a three-year period from the vesting start date. In addition, each of these directors who has served as a director for at least six months prior to our annual stockholder meeting will be granted, annually, an option to purchase 0.030% of our then outstanding common stock on a fully-diluted basis (equal to approximately 9,174 shares based upon our fully-diluted shares outstanding upon completion of this offering, assuming the issuance and sale of 5,000,000 shares of common stock in this offering), subject to quarterly vesting over a three-year period from the vesting start date. The exercise price of the options will be greater than or equal to the fair market value of a share of our common stock at the time of grant. Each of these directors will also annually receive $25,000 for general availability and participation in meetings and conference calls of our board of directors. Additionally, the audit committee chairperson will annually receive $10,000, an audit committee member will annually receive $5,000, the compensation committee chairperson will annually receive $7,500, a compensation committee member will annually receive $3,500, the nominating and corporate governance committee chairperson will annually receive $5,000 and a nominating and corporate governance committee member will annually receive $2,000.

Employment Agreements; Potential Payments upon Termination or Change in Control

In August 2011, we entered into employment agreements with the individuals listed below.

Jeremy Allaire. Mr. Allaire’s agreement provides for a base salary of $300,000 per year, and for his participation in our annual Performance Incentive Program at an annual target bonus of $135,000.

David Mendels. Mr. Mendels’ agreement provides for a base salary of $250,000 per year, and for his participation in our annual Performance Incentive Program at an annual target bonus of $87,500.

Christopher Menard. Mr. Menard’s agreement provides for a base salary of $240,000 per year, and for his participation in our annual Performance Incentive Program at an annual target bonus of $84,000.

Andrew Feinberg Mr. Feinberg’s agreement provides for a base salary of $225,000 per year, for his participation in our annual Performance Incentive Program at an annual target bonus of $78,750 and for his participation in our Sales Incentive Program at an annual target bonus of $55,000.

Edward Godin. Mr. Godin’s agreement provides for a base salary of $215,000 per year, and for his participation in our annual Performance Incentive Program at an annual target bonus of $75,250.

The information below describes certain compensation that would have become payable under existing plans and contractual arrangements assuming a termination of employment and/or change in control had occurred on December 31, 2011, based upon an estimated fair value of our common stock of $11.00, which is the mid-point of the estimated price range set forth on the cover page of this prospectus. There can be no assurance that an actual triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

The following table sets forth the estimated value of the potential payments to each of the named executive officers, assuming the executive’s employment had terminated on December 31, 2011 and/or that a change in control had also occurred on that date. These figures are based on the option agreements, restricted stock agreements and employment agreements in effect on December 31, 2011.

Name	Benefit	Voluntary Resignation or Termination for Cause($)	Termination without Cause, or Resignation for Good Reason, prior to Change in Control($)	Termination without Cause, or Resignation for Good Reason, within 12 months after Change in Control($)

Jeremy Allaire	Severance(1)	—	435,000	435,000
	Option / Restricted Stock Acceleration(2)	—	175,488	701,953
	COBRA Premiums(3)	—	14,733	14,733
	Vacation Payout	—	—	—
	Total Value	—	625,221	1,151,686

David Mendels	Severance(1)	—	337,500	337,500
	Option / Restricted Stock Acceleration(2)	—	319,326	1,277,304
	COBRA Premiums(3)	—	—	—
	Vacation Payout	—	—	—
	Total Value	—	656,826	1,614,804

Christopher Menard	Severance(1)	—	324,000	324,000
	Option / Restricted Stock Acceleration(2)	—	108,785	435,140
	COBRA Premiums(3)	—	14,733	14,733
	Vacation Payout	—	—	—
	Total Value	—	447,518	773,873

Andrew Feinberg	Severance(1)	—	358,750	358,750
	Option / Restricted Stock Acceleration(2)	—	89,230	356,921
	COBRA Premiums(3)	—	14,733	14,733
	Vacation Payout	—	—	—
	Total Value	—	462,713	730,404

Edward Godin	Severance(1)	—	290,250	290,250
	Option / Restricted Stock Acceleration(2)	—	97,808	391,232
	COBRA Premiums(3)	—	7,263	7,263
	Vacation Payout	—	—	—
	Total Value	—	395,321	688,745

(1)	Based on 2011 salaries and annual incentive compensation targets for our named executive officers under the Performance Incentive Program and Sales Incentive Program, as applicable.

(2)	Accelerated vesting of stock options and restricted stock awards for the applicable named executive officers is based on the difference between (x) $11.00, the mid-point of the estimated price range set forth on the cover page of this prospectus, and (y) the per share exercise price or purchase price of the award.
(3)	Estimated based on the cost for such coverage during 2011.

Definitions. For the purposes of the employment agreements, the following terms have the following definitions:

•

“Cause” means (i) misconduct in connection with the performance of duties, including misappropriation of funds or property of our company, (ii) the commission of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or any conduct that would reasonably be expected to result in injury or reputational harm to our company, (iii) continued non-performance of duties for more than 30 days following written notice, (iv) a breach of confidentiality or noncompetition obligations in favor of our company, (v) a violation of our written employment policies, or (vi) failure to cooperate with an internal or external investigation.

•

“Good Reason” means (i) a material diminution in responsibilities, authority or duties, (ii) a material diminution in base salary, (iii) a material change in the principal geographic location at which the executive is required to provide services to our company, or (iv) a material breach of the employment agreement by our company.

•

“Change of Control” means (i) the date any person becomes the beneficial owner of securities of our company representing 50% or more of the combined voting power of our then-outstanding securities having the right to vote in an election of our board of directors, (ii) the date a majority of the members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the board before the date of the appointment or election, or (iii) the consummation of (a) any consolidation or merger of our company where our stockholders, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own shares representing more than 50% of the voting shares of the company issuing cash or securities in the consolidation or merger, or (b) any sale or other transfer of all or substantially all of our assets.

Stock Option and Other Compensation Plans

The two equity incentive plans described in this section are the 2004 Plan and the 2012 Plan. Prior to this offering, we granted awards to eligible participants under the 2004 Plan. Following the closing of this offering, we expect to grant awards to eligible participants under the 2012 Plan.

2004 Plan

Our 2004 Plan was adopted by our board of directors and approved by our stockholders in December 2004, and has most recently been amended in July 2011. We have reserved 7,397,843 shares of our common stock for issuance under our 2004 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other changes in our capitalization.

Our 2004 Plan is administered by our board of directors. Our board of directors has the authority to delegate full power and authority to one or more committees of the board, to select the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, to provide substitute awards and to determine the specific terms and conditions of each award.

The 2004 Plan permits us to make grants of incentive stock options and non-qualified stock options and the direct award or sale of shares of restricted common stock to officers, employees, directors, advisors and consultants. We have also established a UK Sub-Plan of the 2004 Plan under which we are permitted to make grants of options to employees subject to tax in the United Kingdom.

Upon a sale event in which all awards are not assumed, substituted with awards issued by the successor entity, or substituted with cash consideration, the 2004 Plan and awards issued thereunder will be subject to accelerated vesting and, in the case of stock options, full exercisability, followed by the cancellation of such awards.

All stock option awards that are granted to employees are covered by a stock option agreement. Generally, under the stock option agreements, the shares subject to such stock options vest over four years, with 25% vesting on the first anniversary of the vesting start date, which is a date fixed by our board of directors when granting options, and the remainder vesting in 36 equal monthly installments thereafter. Our board of directors may accelerate the vesting schedule in its discretion, and some employees are entitled to acceleration upon a change of control.

Our board of directors has determined not to grant any further awards under the 2004 Plan after the completion of the offering.

2012 Plan

In 2012, our board of directors adopted our 2012 Plan, which was subsequently approved by our stockholders. The 2012 Plan will replace the 2004 Plan. Our 2012 Plan provides flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

We have initially reserved 1,824,703 shares of our common stock for the issuance of awards under the 2012 Plan, which is comprised of (i) the 124,703 shares available for issuance under our 2004 Plan and (ii) 1,700,000 additional shares. The 2012 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning in 2013, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee subject to an overall overhang limit of 30%. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2012 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2012 Plan are added back to the shares of common stock available for issuance under the 2012 Plan.

Stock options and stock appreciation rights with respect to no more than 500,000 shares of stock may be granted to any one individual in any one calendar year and the maximum “performance-based award” payable to any one individual under the 2012 Plan is 500,000 shares of stock or $3,000,000 in the case of cash-based awards.

The 2012 Plan is administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2012 Plan. Persons eligible to participate in the 2012 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including prospective employees but excluding consultants) as selected from time to time by our compensation committee in its discretion.

The 2012 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of fair market value of the common stock on the date of grant.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2012 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants which entitle the recipient to receive share awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants which entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2012 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2012 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that would be used with respect to any such awards include: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or a similar measure, sales or revenue, corporate revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, leverage or credit ratings, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, production and sales volumes or market shares and number of customers, non-GAAP financial measures, the achievement of key business developments, marketing, research, product development, regulatory, public and government affairs milestones, acquisitions or divestitures, joint ventures and strategic alliances, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is shares of common stock with respect to a stock-based award and with respect to a cash-based award.

The 2012 Plan provides that upon the effectiveness of a “sale event” as defined in the 2012 Plan, all awards will be assumed or continued by the successor entity. Alternatively, awards may be substituted with new awards of the successor entity, with appropriate adjustment to the number and kind of shares, as well as the exercise prices. In addition, in connection with a sale event, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2012 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2012 Plan require the approval of our stockholders.

No awards may be granted under the 2012 Plan after the date that is 10 years from the date of stockholder approval of the 2012 Plan. No awards under the 2012 Plan have been made prior to the date hereof.

Senior Executive Incentive Bonus Plan

In January 2012, our board of directors, upon the recommendation of our compensation committee, adopted our Senior Executive Incentive Bonus Plan, or Bonus Plan, which will govern the cash incentive bonuses for certain of our eligible executives including our named executive officers. The Bonus Plan provides for bonus payments based upon the attainment of performance targets established by the compensation committee and related to financial and operational metrics with respect to us or our subsidiaries, or the Performance Goals, which would include the achievement of specified financial or operational metrics or objectives. The Performance Goals from which the compensation committee may select include the following: cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense; margins; leverage or credit ratings; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; production and sales volumes or market shares and number of customers; any of which may be measured either in absolute terms or as compared to any incremental increase non-GAAP financial measures; or the achievement of key business development, marketing, research, product development, regulatory, public and government affairs milestones; acquisitions and/or divestitures, joint ventures and strategic alliances.

Each Performance Goal shall have a “target” (100 percent attainment of the Performance Goal) and may also have a “minimum” hurdle and/or a “maximum.” Any bonuses paid under the Bonus Plan will be based upon objectively determinable bonus formulas that tie such bonuses to one or more performance targets relating to the Performance Goals. The bonus formulas shall be adopted in each performance period by the compensation committee and communicated to each executive. No bonuses shall be paid under the Bonus Plan unless and until the compensation committee makes a determination with respect to the attainment of the performance objectives. Notwithstanding the foregoing, we may adjust or pay bonuses under the Bonus Plan based on achievement of individual performance goals or pay bonuses (including, without limitation, discretionary bonuses) to executives under the Bonus Plan based upon such other terms and conditions as the compensation committee may in its discretion determine.

Each Executive shall have a targeted bonus opportunity set for each performance period. The Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee shall determine. If the Performance Goals are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive and us, an executive must be employed by us on the bonus payment date in order to be eligible to receive a bonus payment.

Limitation of Liability and Indemnification Arrangements

As permitted by the Delaware General Corporation Law, we intend to adopt provisions in our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective upon the completion of this offering, that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our amended and restated bylaws, which will be effective upon the completion of this offering, provide that:

•	we will indemnify our directors, officers and, at the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

•

advance expenses, including attorneys’ fees, to our directors and, at the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We also intend to enter into indemnification agreements with each of our executive officers and directors. These agreements will provide that we will indemnify each of our directors to the fullest extent permitted by the Delaware General Corporation Law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain management liability insurance to provide insurance coverage to our directors and officers for losses arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors in the future for any breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors, officers and certain employees pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan and subject to the lock-up agreements described under “Underwriting”, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, we describe below transactions during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Series D Financing

The following table summarizes purchases of shares of our preferred stock by our executive officers, directors and holders of more than 5% of our capital stock during our last three fiscal years.

Name of Stockholder	Series D Preferred Stock
Entities affiliated with General Catalyst Partners(1)	894,034 shares
Entities affiliated with Accel Partners(2)	894,034 shares
Original Price per Share	$5.1817
Date of Issuance	March 2010

(1)	Consists of (i) 862,817 shares of series D preferred stock issued and sold to General Catalyst Group III, L.P., or GCG III and (ii) 31,217 shares of series D preferred stock issued and sold to GC Entrepreneurs Fund III, L.P., or GCEF III. David Orfao, a partner at General Catalyst Partners, is a member of our board of directors.
(2)	Consists of (i) 685,545 shares of series D preferred stock issued and sold to Accel IX L.P., (ii) 73,043 shares of series D preferred stock issued and sold to Accel IX Strategic Partners L.P., (iii) 63,923 shares of series D preferred stock issued and sold to Accel Investors 2005 L.L.C., and (iv) 71,523 shares of series D preferred stock issued and sold to Breyer Capital L.L.C. James Breyer, a partner at Accel Partners and managing member of Breyer Capital L.L.C., is a member of our board of directors.

Sales of Securities by Employees

In March 2010, certain of our investors purchased 645,436 shares of our common stock from eight employees, including 394,048 shares held by Jeremy Allaire, our Chief Executive Officer, at a per share price of $9.30, for aggregate consideration of approximately $6.0 million. In November 2010, certain of our investors purchased 129,087 shares of our common stock from Mr. Allaire at a per share price of $9.30, for aggregate consideration of approximately $1.2 million. Certain of these purchasers were holders of more than 5% of our outstanding capital stock and were affiliated with members of our board of directors. Our participation in these transactions was limited to the approval of these transactions by our board of directors after full disclosure of the financial interests of certain directors therein and waivers of our rights of first refusal with respect to the shares being sold.

The following table summarizes the shares of our common stock purchased by holders of more than 5% of our capital stock, certain of which are affiliated with members of our board of directors, in connection with the sales of securities by our employees. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Purchasers	Common Stock	Aggregate Purchase Price
Entities affiliated with General Catalyst Partners(1)(2)	330,033	$3,068,007.84
Entities affiliated with Accel Partners(1)(3)	330,033	$3,068,007.84
AOL Inc.(4)	67,525	$627,722.25

(1)	Consists of shares purchased in the March 2010 and November 2010 transactions.
(2)	Consists of (i) 256,219 shares of common stock purchased by General Catalyst Group III, L.P., or GCG III, (ii) 9,270 shares of common stock purchased by GC Entrepreneurs Fund III, L.P., or GCEF III, (iii) 62,875 shares of common stock purchased by General Catalyst Group IV, L.P., or GCG IV, and (iv) 1,668 shares of common stock purchased by GC Entrepreneurs Fund IV, L.P., or GCEF IV. David Orfao, a partner at General Catalyst Partners, is a member of our board of directors.
(3)	Consists of (i) 23,597 shares of common stock purchased by Accel Investors 2005 L.L.C., (ii) 253,070 shares of common stock purchased by Accel IX L.P., (iii) 29,963 shares of common stock purchased by Accel IX Strategic Partners L.P. and (iv) 26,402 shares of common stock purchased by Breyer Capital L.L.C. James Breyer, a partner at Accel Partners and managing member of Breyer Capital L.L.C., is a member of our board of directors.
(4)	Consists of shares purchased in the March 2010 transaction.

Investor Rights Agreement

We are party to an investor rights agreement which provides that holders of our preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Voting Agreement

We are party to a voting agreement under which holders of our preferred stock, including entities with which certain of our directors are affiliated, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Pursuant to the voting agreement, the holders of our series A preferred stock, voting as a separate class, have designated David Orfao and James Breyer for election to our board of directors. The holders of our common stock have designated Jeremy Allaire for election to our board of directors. The other directors on our board have unanimously designated David Mendels, Scott Kurnit, Deborah Besemer and Elizabeth Nelson for election to our board of directors. Upon the closing of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Board Compensation

Certain of our non-employee directors have received restricted stock awards or options to purchase shares of our common stock. For more information regarding these arrangements, see “Executive Compensation—Director Compensation.”

Employment Agreements

We have entered into employment agreements with each of Messrs. Allaire, Mendels, Menard, Feinberg and Godin. For more information regarding these arrangements, see “Executive Compensation—Employment Agreements; Potential Payments Upon Termination or Change in Control.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. These agreements will, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s service as a director or executive officer.

Equity Awards

We have awarded restricted stock or granted options to purchase shares of our common stock to our directors and executive officers. See “Executive Compensation.”

Other Transactions

In September 2008, we entered into a commercial agreement, which remains in effect, with AOL Inc., a previous holder of more than 5% of our capital stock, for the use of our Video Cloud product and other professional services. We have recognized approximately $4.6 million of revenue from AOL under this agreement from September 2008 through December 31, 2011. AOL sold all of its shares of our capital stock to certain of our existing investors in November 2010 and no longer owns any of our capital stock.

Policies for Approval of Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of 5% or more of our capital stock and their affiliates, each of whom we refer to as a related party. Prior to this offering, before our board of directors’ consideration of a transaction with a related party, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Our policy with respect to approval of related party transactions prior to this offering is not in writing. We have adopted a written related party transaction approval policy that will govern the review of related party transactions following the closing of this offering. Pursuant to this policy, our audit committee shall review the material facts of all related party transactions. The audit committee shall take into account, among other factors that it deems appropriate, whether the related party transaction is on terms no less favorable to us than terms generally available in a transaction with an unrelated third party under the same or similar circumstances and the extent of the related party’s interest in the related party transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of December 31, 2011, as adjusted to reflect the sale of shares of common stock offered by us in this offering, for:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

To the extent that the underwriters sell more than 5,000,000 shares of common stock in this offering, the underwriters have the option to purchase up to an additional 750,000 shares, at the initial public offering price less the underwriting discount.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on 21,375,037 shares of common stock outstanding as of December 31, 2011, assuming the conversion of all shares of our preferred stock as of December 31, 2011 into common stock. For purposes of the table below, we have assumed that 26,375,037 shares of common stock will be outstanding upon completion of this offering. Options to purchase shares of our common stock that are exercisable within 60 days of December 31, 2011, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. Unless otherwise indicated, the address for each beneficial owner is c/o Brightcove Inc., One Cambridge Center, Cambridge, MA 02142.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% Stockholders
Entities affiliated with General Catalyst Partners(1)	5,634,339	26.4%	5,634,339	21.4%
Entities affiliated with Accel Partners(2)	5,634,336	26.4%	5,634,336	21.4%

Executive Officers and Directors
Jeremy Allaire(3)	1,908,280	8.8%	1,908,280	7.1%
David Mendels(4)	476,979	2.2%	476,979	1.8%
Christopher Menard(5)	72,872	*	72,872	*
Andrew Feinberg(6)	236,055	1.1%	236,055	*
Edward Godin(7)	148,434	*	148,434	*
Deborah Besemer(8)	87,766	*	87,766	*
James Breyer(2)	5,634,336	26.4%	5,634,336	21.4%
Scott Kurnit(9)	210,007	1.0%	210,007	*
Elizabeth Nelson(10)	31,095	*	31,095	*
David Orfao(1)	5,634,339	26.4%	5,634,339	21.4%
All executive officers and directors as a group (10 persons)(11)	14,440,163	64.1%	14,440,163	52.5%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

Consists of (a) 159,950 shares held by GC Entrepreneurs Fund III, L.P., or GCEF III, (b) 4,420,889 shares held by General Catalyst Group III, L.P., or GCG III, (c) 27,227 shares held by GC Entrepreneurs Fund IV,

L.P., or GCEF IV, and (d) 1,026,273 shares held by General Catalyst Group IV, L.P., or GCG IV. Each of David Fialkow, John Simon, Joel Cutler and David Orfao, our director, is a Managing Director of General Catalyst GP III, LLC and General Catalyst GP IV, LLC and may be deemed to share voting and investment power over the shares held of record by GCEF III, GCG III, GCEF IV and GCG IV. The address for Mr. Orfao and General Catalyst Partners is 20 Cambridge Road, 4th Floor, Cambridge, MA 02138.
(2)	Consists of (a) 402,820 shares held by Accel Investors 2005 L.L.C., or AI2005, (b) 4,320,455 shares held by Accel IX L.P., or A9, (c) 460,315 shares held by Accel IX Strategic Partners L.P., or A9SP, (d) 136,561 shares held by Breyer Capital L.L.C., of which Mr. Breyer, our director, is a managing member and (e) 314,185 shares held by The James W Breyer 2005 Trust, of which Mr. Breyer is a trustee. Mr. Breyer is deemed to indirectly own or control the shares held of record by AI2005, A9 and A9SP. Accel IX Associates L.L.C., or A9A, is the general partner of A9 and A9SP and has sole voting and investment power over the shares held by those limited partnerships. Each of Mr. Breyer, Kevin J. Efrusy, Ping Li, Arthur C. Patterson and Theresia Gouw Ranzetta is a managing member of A9A and AI2005 and may be deemed to share voting and investment power over the shares held of record by AI2005, A9 and A9SP.
(3)	Consists of (a) 647,294 shares held directly by Mr. Allaire, (b) 367,103 shares issuable to Mr. Allaire upon exercise of stock options exercisable within 60 days after December 31, 2011 and (c) 893,883 shares which Mr. Allaire transferred to his ex-wife pursuant to a divorce settlement but over which Mr. Allaire continues to have voting rights.
(4)	Consists of (a) 156,292 shares held directly by Mr. Mendels and (b) 320,687 shares issuable to Mr. Mendels upon exercise of stock options exercisable within 60 days after December 31, 2011.
(5)	Consists of 72,872 shares issuable to Mr. Menard upon exercise of stock options exercisable within 60 days of December 31, 2011.
(6)	Consists of (a) 111,458 shares held directly by Mr. Feinberg and (b) 124,597 shares issuable to Mr. Feinberg upon exercise of stock options exercisable within 60 days after December 31, 2011.
(7)	Consists of 148,434 shares issuable to Mr. Godin upon exercise of stock options exercisable within 60 days after December 31, 2011.
(8)	Consists of 87,766 shares issuable to Ms. Besemer upon exercise of stock options exercisable within 60 days after December 31, 2011.
(9)	Consists of 210,007 shares held directly by Mr. Kurnit.
(10)	Consists of 31,095 shares issuable to Ms. Nelson upon exercise of stock options exercisable within 60 days after December 31, 2011.
(11)	See footnotes 1 through 10 above. Includes 1,152,554 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 2011.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the closing of this offering. For more detailed information, please see our amended and restated certificate of incorporation, amended and restated bylaws and investor rights agreement, filed as exhibits to the registration statement of which this prospectus forms a part.

Upon completion of this offering, our authorized capital stock will consist of 105,000,000 shares, par value of $0.001 per share, of which 100,000,000 shares will be designated as common stock and 5,000,000 shares will be designated as preferred stock.

At December 31, 2011, we had outstanding 21,375,037 shares of common stock held of record by 191 stockholders, assuming the automatic conversion into common stock of each outstanding share of preferred stock immediately prior to the completion of the offering. Upon completion of this offering, there will be 26,375,037 shares of our common stock outstanding.

Common Stock

On all matters submitted to our stockholders for vote, our common stockholders are entitled to one vote per share, voting together as a single class, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may apply to any shares of preferred stock outstanding, the holders of common stock are entitled to share equally in any dividends that our board of directors may determine to issue from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock shall be entitled to share equally all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

The board of directors will have the authority, without any action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and rights and the qualification, limitations or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in the best interests of our stockholders, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer, stockholder or stockholder group.

Registration Rights

We are party to an agreement with the founders, holders of convertible preferred stock and holders of warrants to purchase common stock or convertible preferred stock providing for rights to register under the Securities Act the shares of our common stock held, issuable upon the conversion of preferred stock held by them or issuable upon the conversion of preferred stock issuable under warrants held by them. Under this agreement, holders of shares having registration rights can request that their shares be covered by a registration statement that we are otherwise filing.

Piggyback Registration Rights. If we decide to register any of our securities under the Securities Act, either for our own account or for the account of a security holder or holders, the holders of registration rights are entitled to written notice of the registration and are entitled to include their shares of our common stock in the registration.

Demand Registration Rights. In addition, the holders of 50% or more in interest of the common stock issued or issuable upon conversion of the preferred stock held by the parties that have such registration rights may demand us to use our best efforts to effect the expeditious registration of their shares of our common stock on up to two occasions.

S-3 Registration. If we qualify for registration on Form S-3, certain holders of registration rights may also request a registration on Form S-3 and we are required to use our best efforts to effect the expeditious registration of their shares of our common stock. We may defer the filing of a registration statement on Form S-3 for up to 90 days if our board of directors determines in its good faith judgment that such registration would be materially detrimental to us and our stockholders. We may delay a registration on Form S-3 in this manner no more than twice in any twelve-month period.

Expenses of Registration. We are required to pay all registration expenses except any underwriting discounts and applicable selling commissions.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Our amended and restated certificate of incorporation and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies. Our certificate of incorporation provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders. Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders. Our bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Amendment to Bylaws and Certificate of Incorporation. As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Blank Check Preferred Stock. Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer, stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Exclusive Jurisdiction of Certain Actions. Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

NASDAQ Global Market Listing

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol “BCOV”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale as described below. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of December 31, 2011, upon the completion of this offering, 26,375,037 shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants and the conversion of all outstanding shares of preferred stock. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining 21,375,037 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701.

Rule 144

In general, under Rule 144 of the Securities Act, as currently in effect on the date of this prospectus, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, periodic reporting requirements for at least 90 days before the sale. The six-month holding period increases to one year if we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 263,750 shares immediately after this offering assuming no exercise of the underwriters’ over-allotment option, based on the number of shares of common stock outstanding as of December 31, 2011; or

•	the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract before this offering may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

All of our directors and officers and certain holders of our capital stock, who collectively hold approximately 98.5% of our fully diluted capital stock as of December 31, 2011, have signed a lock-up agreement, subject to certain exceptions, which prevents them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of Morgan Stanley. This 180-day period may be extended if (i) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, or we provide notification to Morgan Stanley of any earnings release, or material news or a material event that may give rise to an extension of the initial 180-day restricted period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the announcement of the material news or material event. Morgan Stanley may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, Morgan Stanley will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Registration Rights

We are party to a registration rights agreement which provides that holders of our preferred stock and our founding stockholders have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” in this prospectus. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described above and under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold.

Stock Plans

As of December 31, 2011, options to purchase a total of 3,986,706 shares of common stock were outstanding. All of the shares subject to options are subject to lock-up agreements. An additional 124,703 shares of common stock were available for future option grants under our equity incentive plans as of December 31, 2011. Such number does not include (i) 171,712 shares of common stock issuable upon the exercise of stock options approved by our board of directors for grant effective upon the earlier of (a) the closing of this offering at an exercise price equal to the price to the public listed on the cover page of this prospectus or (b) a date determined by our board of directors that is no later than December 15, 2012 at an exercise price determined by our board of directors on the date of such determination, and (ii) 1,700,000 shares of common stock reserved for future issuance under the 2012 Plan, which was approved by the board of directors in February 2012.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our stock option plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Warrants

In connection with a debt facility we entered into in September 2006 with General Electric Capital Corporation and TriplePoint Capital, which has since been repaid, we issued warrants which upon completion of this offering, will be exercisable for 46,713 shares of our common stock at $3.21 per share. The warrants expire in August 2016.

MATERIAL U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of source; or

•

a trust, if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder and current administrative rulings and judicial decisions. These authorities are subject to change at any time, possibly with retroactive effect, or the U.S. Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described herein.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons liable for alternative minimum tax;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other entities which are pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF HOLDING AND DISPOSING OF OUR COMMON STOCK.

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. If we pay distributions on our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. Non-U.S holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification obligation by providing a properly executed original and unexpired IRS Form W-8BEN (or successor form) and satisfying applicable certification and other requirements. For payments made to a foreign partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must provide us with a properly executed original and unexpired IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•

the non-U.S. holder is a non-resident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

•

we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a U.S. real property holding corporation, or USRPHC. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that we are a USRPHC and we do not anticipate becoming one. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as subject to these rules only in the case of a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28% through December 31, 2012, and thereafter set to increase to 31%, with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed original and unexpired IRS Form W-8BEN (or other applicable Form W-8). Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under “Dividends,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Recently-Enacted Legislation

Recently-enacted legislation, that is effective with respect to amounts paid after December 31, 2012, generally imposes a U.S. federal withholding tax at a rate of 30% on dividends and the gross proceeds from a disposition of our common stock paid to certain foreign entities (including foreign financial institutions and certain non-financial foreign entities), unless such foreign entity satisfies various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with the entity) including in the case of a foreign financial institution, entering into an agreement with the U.S. Treasury regarding such requirement. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock. Under applicable IRS guidance, the legislation’s implementation has been delayed and any withholding obligation on payments to noncompliant foreign entities is currently set to apply (1) to dividends paid by us starting on January 1, 2014, and (2) to gain from the disposition of our common stock starting on January 1, 2015.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Stifel, Nicolaus & Company, Incorporated are acting as representatives, have severally agreed to purchase the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Stifel, Nicolaus & Company, Incorporated
RBC Capital Markets, LLC
Pacific Crest Securities LLC
Raymond James & Associates, Inc.

Total	5,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option, described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or, in the case of a default with respect to the shares covered by the underwriters’ over-allotment described below, the underwriting agreement may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $             a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The company has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 750,000 shares of common stock from us.

	Per Share	Total No Exercise	Full Exercise
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.8 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol “BCOV”.

We and all directors and officers and the holders of approximately 98.5% of our fully diluted capital stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, and subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

In addition, we agree that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, and subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus and disclosed in the prospectus;

•

the issuance by us of shares or options to purchase shares of common stock pursuant to our equity plans outstanding on the date of this prospectus and disclosed in the prospectus; provided that the recipients enter into lock-up agreements;

•

the filing by us of a registration statement with the SEC on Form S-8 relating to the offering of securities in accordance with the terms of a plan in effect on the date of this prospectus and described in the prospectus;

•

the entry by us into an agreement providing for the issuance by us of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with the acquisition by us or our subsidiaries of the securities, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement; provided, that the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue as described in this bullet point shall not exceed 5% of the total number of our shares of common stock issued and outstanding (on an as-converted or as-exercised basis, as the case may be) immediately following the completion of the offering; and provided further, that each recipient of such shares of common stock or securities convertible into or exercisable for common stock shall execute a lock-up agreement;

•	transactions by a security holder relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering, provided that no filing under

Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•

the transfer by a security holder of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (1) by bona fide gift, (2) by will or intestacy or to any trust for the benefit of such security holder or an immediate family member; (3) as distributions by a trust to its beneficiaries or (4) if the security holder is a corporation, partnership, trust or other business entity (a) to another corporation, partnership, trust or other business entity that is an affiliate of such security holder or (b) distributions of such shares or common stock into any security convertible or exercisable for common stock to limited partners, limited liability company members or stockholders of such security holder; provided that in each case, each transferee, trustee, donee or distributee shall sign and deliver a lock-up agreement and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the lock-up period;

•

the transfer by a security holder in connection with the exercise of an option to purchase shares of common stock granted under an employee benefit plan described in this prospectus and outstanding on the date hereof; provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the lock-up period; or

•

the establishment by a security holder of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the lock-up period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the security holder or us.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

As described below under “Directed Share Program,” any participants in the Directed Share Program shall be subject to a 180-day lock up with respect to any shares sold to them pursuant to that program. This lock up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any shares sold in the Directed Share Program to our directors or officers shall be subject to the lock-up agreement described above.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase, creating a short position in the common stock for their own account. In addition, to cover over-allotments, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels or prevent or delay a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters may from time to time in the future provide us with investment banking, financial advisory or other services for which they may receive customary compensation.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. We cannot assure you that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

Directed Share Program

At our request, the underwriters have reserved up to 250,000 shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of ours as well as certain family members of such persons. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong, Singapore and Japan

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts, will pass upon the validity of the common stock offered by this prospectus. Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts, will pass upon legal matters relating to this offering for the underwriters.

EXPERTS

The consolidated financial statements of Brightcove Inc. at December 31, 2010 and 2011, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm, as experts in accounting and auditing.

The consolidated financial statements of Brightcove Inc. and subsidiaries for the year ended December 31, 2009 included in this prospectus and registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On November 30, 2010, with the approval of our board of directors, we dismissed PricewaterhouseCoopers, LLP as our independent registered public accounting firm.

The report of PricewaterhouseCoopers LLP on the financial statements for the year ended December 31, 2009 contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the year ended December 31, 2009, and the subsequent period from January 1, 2010 through November 30, 2010, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference to the subject matter of the disagreements in its reports on our financial statements for such years.

During the year ended December 31, 2009, and the subsequent period from January 1, 2010 through November 30, 2010, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

PricewaterhouseCoopers LLP was provided with a copy of the above statements and we requested that it furnish us a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of PricewaterhouseCoopers LLP’s letter is included as an exhibit to this registration statement.

On November 30, 2010, with the approval of our board of directors, we engaged Ernst & Young LLP as our new independent registered public accounting firm. During the year ended December 31, 2009, and the subsequent period from January 1, 2010 through November 30, 2010, neither we nor anyone on our behalf consulted Ernst & Young LLP regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or (2) any matter that was a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K. Ernst & Young LLP has reported on our consolidated financial statements for the fiscal years ended December 31, 2010 and December 31, 2011.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-176444) under the Securities Act with respect to the shares of common stock we are offering by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information pertaining to us and our common stock, you should refer to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. We also maintain a website at www.brightcove.com. Upon completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on, or that can be accessed through, our website does not constitute part of this prospectus.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

MARKET AND INDUSTRY DATA AND FORECASTS

In this prospectus, when we refer to the average number of video streams delivered using Video Cloud and the number of unique visitors and websites reached by our customers using Video Cloud, we are referring to internally-measured user information. This information is measured by our internal data collection service or our third-party analytics provider.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, is based on information from independent industry analysts and third party sources, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third party sources, as well as data from our internal research, and are based on assumptions, which we believe to be reasonable, made by us based on such data, as well as our knowledge of our industry, customers and products. For a discussion of the methodology we followed, including the underlying assumptions, in developing our estimate of our total potential market opportunity, please see “Business—Our Market and Industry—Potential Market Opportunity.” None of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. This information involves a number of assumptions and limitations, and we caution you not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Brightcove Inc.

Index to Consolidated Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-2

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2010 and 2011, and December 31, 2011 Pro Forma (unaudited)	F-4

Consolidated Statements of Operations for the Years Ended December 31, 2009, 2010 and 2011	F-5

Consolidated Statements of Redeemable Convertible Preferred Stock, Stockholders’ (Deficit) Equity and Comprehensive Loss for the Years Ended December 31, 2009, 2010 and 2011 and the Year Ended December 31, 2011 Pro Forma (unaudited)

F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011	F-10

Notes to Consolidated Financial Statements	F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Brightcove Inc.

We have audited the accompanying consolidated balance sheets of Brightcove Inc. (the Company) as of December 31, 2010 and 2011, and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ deficit, and comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brightcove Inc. at December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 6, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Brightcove Inc.

In our opinion, the consolidated statements of operations, redeemable convertible preferred stock, stockholders’ deficit and comprehensive loss and cash flows for the year ended December 31, 2009 present fairly, in all material respects, the results of operations and cash flows of Brightcove Inc. and its subsidiaries for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Boston, Massachusetts

June 10, 2010, except Note 12 to the consolidated financial statements and the net loss per share information included in Note 2 and the consolidated statements of operations, as to which the date is August 23, 2011, and except for the effects of the stock split discussed in Note 14, as to which the date is February 6, 2012

Brightcove Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,		December 31, 2011
	2010	2011	Pro Forma
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$20,341	$17,227	$17,227
Accounts receivable, net of allowance of $298, and $266, at December 31, 2010 and 2011, respectively (includes related party amounts of $902 and $667 at December 31, 2010 and 2011, respectively)	9,272	14,693	14,693
Prepaid expenses	1,267	1,560	1,560
Other current assets	181	1,774	1,774

Total current assets	31,061	35,254	35,254
Long-term investments	2,878	—	—
Property and equipment, net	4,706	6,079	6,079
Goodwill	2,372	2,372	2,372
Deferred initial public offering costs	—	2,544	2,544
Restricted cash	554	233	233
Other assets	413	856	856

Total assets	$41,984	$47,338	$47,338

Liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$1,061	$2,026	$2,026
Accrued expenses	7,327	8,773	8,773
Current portion of long-term debt	—	833	833
Deferred revenue	5,410	13,418	13,418

Total current liabilities	13,798	25,050	25,050
Deferred revenue, net of current portion	332	354	354
Long-term debt	—	6,167	6,167
Other liabilities	102	77	77
Redeemable convertible preferred stock warrants	285	424	—

Total liabilities	14,517	32,072	31,648

Commitments and contingencies (Note 4)

Redeemable convertible preferred stock (Note 5)	114,404	120,351	—

Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 68,000,000 shares authorized; 4,876,025 and 5,224,532 shares issued and outstanding at December 31, 2010 and 2011 (actual), respectively, and 21,375,037 shares at December 31, 2011 (pro forma)	5	5	21
Additional-paid-in-capital	—	—	106,141
Accumulated other comprehensive income	814	1,056	1,056
Accumulated deficit	(88,503)	(107,254)	(92,636)

Total stockholders’ (deficit) equity attributable to Brightcove Inc.	(87,684)	(106,193)	14,582
Non-controlling interest in consolidated subsidiary	747	1,108	1,108

Total stockholders’ (deficit) equity	(86,937)	(105,085)	15,690

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$41,984	$47,338	$47,338

See accompanying notes.

Brightcove Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended December 31,
	2009	2010	2011

Revenue:
Subscription and support revenue	$32,240	$40,521	$60,169
Professional services and other revenue	3,947	3,195	3,394

Total revenue(1)	36,187	43,716	63,563

Cost of revenue:(2)
Cost of subscription and support revenue	6,986	11,060	15,478
Cost of professional services and other revenue	3,463	4,065	4,744

Total cost of revenue	10,449	15,125	20,222

Gross profit	25,738	28,591	43,341

Operating expenses:(2)
Research and development	8,927	12,257	15,267
Sales and marketing	13,218	24,124	31,564
General and administrative	6,696	9,617	12,640

Total operating expenses	28,841	45,998	59,471

Loss from operations	(3,103)	(17,407)	(16,130)

Other income (expense):
Interest income	313	185	23
Interest expense	—	—	(358)
Other income (expense), net	22	(503)	(719)

Total other income (expense), net	335	(318)	(1,054)

Loss before income taxes and non-controlling interest in consolidated subsidiary	(2,768)	(17,725)	(17,184)
Provision for income taxes	55	56	90

Consolidated net loss	(2,823)	(17,781)	(17,274)
Net loss (income) attributable to non-controlling interest in consolidated subsidiary	478	280	(361)

Net loss attributable to Brightcove Inc.	(2,345)	(17,501)	(17,635)
Accretion of dividends on redeemable convertible preferred stock	(4,918)	(5,470)	(5,639)

Net loss attributable to common stockholders	$(7,263)	$(22,971)	$(23,274)

Net loss per share attributable to common stockholders—basic and diluted	$(1.70)	$(4.98)	$(4.75)

Weighted-average number of common shares used in computing net loss per share attributable to common stockholders—basic and diluted	4,276	4,612	4,900

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)			$(0.84)

Pro forma weighted-average number of common shares used in computing net loss per share attributable to common stockholders—basic and diluted (unaudited)			21,051

(1) Includes related party revenue (Note 8)	$2,756	$4,116	$3,934

(2) Stock-based compensation included in above line items:
Cost of subscription and support revenue	$21	$26	$52
Cost of professional services and other revenue	36	99	117
Research and development	125	369	367
Sales and marketing	102	1,459	1,008
General and administrative	224	1,362	2,653

See accompanying notes.

Brightcove Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock, Stockholders’ (Deficit) Equity and Comprehensive Loss

(in thousands, except share data)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Compre -hensive Income	Accumulated Deficit	Total Stock -holders’ Deficit Attributable to Brightcove Inc.	Non- Controlling Interest	Total Stockholders’ (Deficit) Equity

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par Value
Balance at December 31, 2008	5,375,000	6,542	6,921,854	20,152	7,392,163	64,319	—	—	4,239,891	4	—	732	(61,261)	(60,525)	1,505	(59,020)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	343,732	1	239	—	—	240	—	240
Repurchase of common stock	—	—	—	—	—	—	—	—	(44,093)	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	12	—	33	—	748	—	—	—	—	—	—	(794)	(794)	—	(794)
Accretion of cumulative dividends on redeemable convertible preferred stock	—	323	—	1,026	—	3,570	—	—	—	—	(747)	—	(4,171)	(4,918)	—	(4,918)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	508	—	—	508	—	508
Components of comprehensive loss:
Change in market value of investments									—	—	—	62	—	62	—	62
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(110)	—	(110)	—	(110)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(2,345)	(2,345)	(478)	(2,823)

Net comprehensive loss														(2,393)		(2,871)

Brightcove Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock, Stockholders’ (Deficit) Equity and Comprehensive Loss (continued)

(in thousands, except share data)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Compre -hensive Income	Accumulated Deficit	Total Stock -holders’ Deficit Attributable to Brightcove Inc.	Non- Controlling Interest	Total Stockholders’ (Deficit) Equity

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par Value
Balance at December 31, 2009	5,375,000	6,877	6,921,854	21,211	7,392,163	68,637	—	—	4,539,530	5	—	684	(68,571)	(67,882)	1,027	(66,855)
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $222	—	—	—	—	—	—	2,315,842	11,778	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	183,110	—	154	—	—	154	—	154
Issuance of restricted common stock	—	—	—	—	—	—	—	—	156,292	—	—	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—	—	—	—	(2,907)	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	6	—	17	—	374	—	33	—	—	—	—	(430)	(430)	—	(430)
Accretion of cumulative dividends on redeemable convertible preferred stock	—	323	—	1,026	—	3,570	—	552	—	—	(3,469)	—	(2,001)	(5,470)	—	(5,470)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	3,315	—	—	3,315	—	3,315
Components of comprehensive loss:
Change in market value of investments	—	—	—	—	—	—	—	—	—	—	—	(62)	—	(62)	—	(62)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	192	—	192	—	192
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(17,501)	(17,501)	(280)	(17,781)

Net comprehensive loss														(17,371)		(17,651)

Brightcove Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock, Stockholders’ (Deficit) Equity and Comprehensive Loss (continued)

(in thousands, except share data)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Compre -hensive Income	Accumulated Deficit	Total Stock -holders’ Deficit Attributable to Brightcove Inc.	Non- Controlling Interest	Total Stockholders’ (Deficit) Equity

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par Value
Balance at December 31, 2010	5,375,000	7,206	6,921,854	22,254	7,392,163	72,581	2,315,842	12,363	4,876,025	5	—	814	(88,503)	(87,684)	747	(86,937)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	348,507	—	475	—	—	475	—	475
Vesting of restricted stock	—	—	—	—	—	—	—	—	—	—	159	—	—	159	—	159
Accretion of redeemable convertible preferred stock to redemption value	—	4	—	11	—	249	—	44	—	—	—	—	(308)	(308)	—	(308)
Accretion of cumulative dividends on redeemable convertible preferred stock	—	323	—	1,026	—	3,570	—	720	—	—	(4,831)	—	(808)	(5,639)	—	(5,639)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	4,197	—	—	4,197	—	4,197
Components of comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	242	—	242	—	242
Net (loss) income	—	—	—	—	—	—	—	—	—	—	—	—	(17,635)	(17,635)	361	(17,274)

Net comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(17,393)		(17,032)

Brightcove Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock, Stockholders’ (Deficit) Equity and Comprehensive Loss (continued)

(in thousands, except share data)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumu- lated Other Compre- hensive Income	Accumu- lated Deficit	Total Stock -holders’ Deficit Attributable to Brightcove Inc.	Non- Controlling Interest	Total Stockholders’ (Deficit) Equity

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par Value
Balance at December 31, 2011	5,375,000	7,533	6,921,854	23,291	7,392,163	76,400	2,315,842	13,127	5,224,532	5	—	1,056	(107,254)	(106,193)	1,108	(105,085)
Conversion of redeemable convertible preferred stock into common stock (unaudited)	(5,375,000)	(7,533)	(6,921,854)	(23,291)	(7,392,163)	(76,400)	(2,315,842)	(13,127)	16,150,505	16	105,717	—	14,618	120,351	—	120,351
Reclassification of warrants to purchase shares of redeemable convertible preferred stock into warrants to purchase common stock (unaudited)	—	—	—	—	—	—	—	—	—	—	424	—	—	424	—	424

Pro forma, December 31, 2011 (unaudited)	—	$—	—	$—	—	$—	—	$—	21,375,037	$21	$106,141	$1,056	$(92,636)	$14,582	$1,108	$15,690

See accompanying notes.

Brightcove Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2009	2010	2011

Operating activities
Net loss	$(2,823)	$(17,781)	$(17,274)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,778	2,199	2,992
Stock-based compensation	508	3,315	4,197
Change in fair value of warrants	14	186	139
Provision for reserves on accounts receivable	119	133	52
Amortization of deferred financing costs	—	—	12
Unrealized gain on investments	—	(16)	—
Loss on disposal of equipment	—	—	46
Loss on sale of investments	—	—	146
Changes in assets and liabilities:
Accounts receivable	(1,043)	(2,037)	(5,438)
Prepaid expenses	(241)	(334)	(311)
Other current assets	(30)	(30)	(1,588)
Other assets	(70)	(299)	(452)
Accounts payable	505	2	800
Accrued expenses	2,062	2,361	1,466
Deferred revenue	(628)	1,539	8,014

Net cash provided by (used in) operating activities	151	(10,762)	(7,199)

Investing activities
Sales of investments	75	50	2,732
Purchases of property and equipment	(1,075)	(2,720)	(4,064)
Capitalization of internal-use software costs	(694)	(829)	(354)
(Increase) decrease in restricted cash	(209)	67	321

Net cash used in investing activities	(1,903)	(3,432)	(1,365)

Financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	11,778	—
Proceeds from issuance of common stock, net of repurchases	240	154	475
Borrowings under term loan	—	—	7,000
Deferred initial public offering costs	—	—	(2,287)

Net cash provided by financing activities	240	11,932	5,188

Effect of exchange rate changes on cash	(110)	49	262

Net decrease in cash and cash equivalents	(1,622)	(2,213)	(3,114)
Cash and cash equivalents at beginning of period	24,176	22,554	20,341

Cash and cash equivalents at end of period	$22,554	$20,341	$17,227

Supplemental disclosure of cash flow information
Cash paid for income taxes	$55	$19	$18

Supplemental disclosure of non-cash financing activities
Accretion of Series A, B, C and D redeemable convertible preferred stock issuance costs and dividends	$5,712	$5,900	$5,947

Vesting of restricted stock	$—	$—	$159

See accompanying notes.

Brightcove Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2009, 2010 and 2011

(in thousands, except share and per share data, unless otherwise noted)

1. Organization and Operations

Brightcove Inc. (the Company) is a provider of cloud-based solutions for publishing and distributing professional digital media which enable its customers to publish and distribute video to Internet-connected devices quickly, easily and in a cost-effective manner.

The Company is headquartered in Cambridge, Massachusetts. The Company was incorporated in the state of Delaware on August 24, 2004. At December 31, 2011, the Company had six wholly-owned subsidiaries: Brightcove UK Ltd, Brightcove Singapore Pte. Ltd., Brightcove Korea, Brightcove Australia Pty Ltd, Brightcove Holdings, Inc. and Bright Bay Co. Ltd. as well as one majority-owned subsidiary, Brightcove Kabushiki Kaisha (Brightcove KK).

At this time, management believes that the Company has sufficient resources to fund operations through at least January 1, 2013, based upon its available capital, its current operating plan, and management’s ability and commitment to reduce operating expenses if the Company does not achieve the revenue anticipated in its current operating plan. The Company may need to raise additional capital to fund future operations, develop new, and enhance existing, products and services, or acquire complementary products, businesses or technologies. However, if and when required, additional capital may not be available on terms favorable to the Company or available at all.

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the consolidated financial statements.

The Company believes that a significant accounting policy is one that is both important to the portrayal of the Company’s financial condition and results, and requires management’s most difficult, subjective, or complex judgments, often as the result of the need to make estimates about the effect of matters that are inherently uncertain.

Unaudited Pro Forma Presentation

The unaudited pro forma balance sheet and the unaudited pro forma statement of redeemable convertible preferred stock, stockholders’ equity and comprehensive loss as of December 31, 2011 reflect the automatic conversion, at the closing of an initial public offering of the Company’s common stock, of all outstanding shares of redeemable convertible preferred stock into 16,150,505 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at December 31, 2011, and the automatic conversion of warrants to purchase 60,728 shares of redeemable convertible preferred stock into warrants to purchase 46,713 shares of common stock based on the warrants outstanding at December 31, 2011. Unaudited pro forma net loss per share is computed using the weighted-average number of common shares outstanding after giving pro forma effect to the conversion of all redeemable convertible preferred stock during the year ended December 31, 2011 into shares of the Company’s common stock as if such conversion had occurred at the date of original issuance. Upon conversion of the redeemable convertible preferred stock into shares of the Company’s common stock in the event of an initial public offering, the holders of the redeemable convertible preferred stock are not entitled to receive undeclared dividends. Accordingly, the impact of the accretion of unpaid and undeclared dividends has been excluded from the determination of net loss attributable to common stockholders used to compute pro forma net loss per share. Additionally, the cumulative accretion of unpaid and undeclared dividends has been reflected

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

as an increase to additional-paid-in-capital and accumulated deficit in the accompanying unaudited pro forma statement of redeemable convertible preferred stock, stockholders’ equity and comprehensive loss as of December 31, 2011.

Use of Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts expensed during the reporting period. Actual results could differ from those estimates.

Significant estimates relied upon in preparing these consolidated financial statements include revenue recognition and revenue reserves, allowances for doubtful accounts, expected future cash flows used to evaluate the recoverability of long-lived assets, contingent liabilities, expensing and capitalization of research and development costs for internal-use software, the determination of the fair value of stock awards issued, stock-based compensation expense, and the recoverability of the Company’s net deferred tax assets and related valuation allowance.

Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management’s estimates if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made.

The Company is subject to a number of risks and uncertainties common to companies in similar industries and stages of development including, but not limited to, rapid technological changes, competition from substitute products and services from larger companies, customer concentration, management of international activities, protection of proprietary rights, patent litigation, and dependence on key individuals.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and other non-controlling interests. All significant intercompany balances and transactions have been eliminated in consolidation.

Non-controlling interests represent the minority stockholders’ proportionate share (37%) of the Company’s majority-owned subsidiary, Brightcove KK, a Japanese joint venture, which was formed on July 18, 2008. The non-controlling interest in Brightcove KK is reported as a separate component of stockholders’ (deficit) equity in the accompanying consolidated financial statements. The portion of net loss (income) attributable to non-controlling interests is presented as net loss (income) attributable to non-controlling interests in consolidated subsidiary in the consolidated statements of operations, and the portion of other comprehensive loss of this subsidiary is presented in the consolidated statements of redeemable convertible preferred stock, stockholders’ (deficit) equity and comprehensive loss. Net loss (income) attributable to non-controlling interests for the years ended December 31, 2009, 2010 and 2011 was $(478), $(280) and $361, respectively. There were no non-controlling interests prior to July 2008. See Note 6 for further discussion.

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

Subsequent Events Considerations

The Company has evaluated subsequent events after the audited balance sheet date of December 31, 2011 through February 6, 2012, the date these financial statements were filed with the SEC.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s foreign subsidiaries is the local currency of each subsidiary. All assets and liabilities in the balance sheets of entities whose functional currency is a currency other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted-average exchange rates for the period, and (3) stockholders’ equity accounts at historical exchange rates. The resulting translation adjustments are excluded from income (loss) and reflected as a separate component of stockholders’ deficit. Foreign currency transaction gains and losses are included in net loss for the period. The Company may periodically have certain intercompany foreign currency transactions that are deemed to be of a long-term investment nature; exchange adjustments related to those transactions are made directly to a separate component of stockholders’ deficit.

Cash, Cash Equivalents and Investments

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Investments not classified as cash equivalents with maturities less than one year from the balance sheet date, are classified as short-term investments, while investments with maturities in excess of one year from the balance sheet date are classified as long-term investments. Management determines the appropriate classification of investments at the time of purchase, and re-evaluates such determination at each balance sheet date.

Cash and cash equivalents primarily consist of cash on deposit with banks, and amounts held in interest-bearing money market accounts. Cash equivalents are carried at cost, which approximates their fair market value.

The Company’s investments consisted of auction rate securities (ARS), which were classified as available-for-sale because it was the Company’s intent not to hold them to maturity. Auction rate securities are debt instruments issued by various municipalities throughout the United States. Available-for-sale securities are reported at fair value, with temporary unrealized gains (losses) excluded from earnings and reported in a separate component of stockholders’ deficit, while other-than-temporary unrealized losses are included in earnings as a component of other income (expense) in the period identified.

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

Cash, cash equivalents and long-term investments as of December 31, 2010 and 2011 consist of the following:

	December 31, 2010
Description	Contracted Maturity	Amortized Cost	Fair Market Value	Balance Per Balance Sheet
Cash	Demand	$5,630	$5,630	$5,630
Money market funds	Demand	14,711	14,711	14,711

Total cash and cash equivalents		$20,341	$20,341	$20,341

Auction rate securities	28 years	$3,875	$2,878	$2,878

Total long-term investments		$3,875	$2,878	$2,878

	December 31, 2011
Description	Contracted Maturity	Amortized Cost	Fair Market Value	Balance Per Balance Sheet
Cash	Demand	$14,492	$14,492	$14,492
Money market funds	Demand	2,735	2,735	2,735

Total cash and cash equivalents		$17,227	$17,227	$17,227

As of December 31, 2008, the Company held ARS totaling $4,000 at par value. These ARS are debt instruments issued by the District of Columbia to finance construction of a facility, and have credit ratings of “A” or “Baa1” (or equivalent) from a recognized rating agency. Historically, the carrying value of ARS approximated fair value due to the frequent resetting of the interest rates. Beginning in February 2008, with the liquidity issues experienced in the global credit and capital markets, the Company’s ARS experienced multiple failed auctions. While the Company continued to earn and receive interest on these investments at the maximum contractual rate, the estimated fair value of these ARS no longer approximated par value.

The Company concluded that the fair value of these ARS at December 31, 2008 was $2,987, a decline of $1,013 from par value. Fair value was determined using a discounted cash flow model that considered the following key inputs: (i) the underlying structure of each security; (ii) the present value of the future principal and interest payments discounted at rates considered to reflect current market conditions and the relevant risk associated with each security; and (iii) consideration of the time horizon that the market value of each security could return to its cost. In making these assumptions, the Company considered relevant factors, including: the formula applicable to each security which defines the interest rate in the event of a failed auction; forward projections of the interest rate benchmarks specified in such formulas; and the likely timing of principal repayments. The Company’s estimate of the rate of return required by investors to own these securities also considered the current reduced liquidity for ARS. The decline in fair value was deemed other than temporary, and accordingly, the Company recorded an impairment charge of $1,013 in the consolidated statement of operations for the year ended December 31, 2008.

During the year ended December 31, 2009, $75 of the Company’s ARS were called by the respective issuers at par value, reducing the total par value of ARS held to $3,925. As of December 31, 2009, the Company concluded that the fair value of these ARS increased to $2,974 and therefore, recorded the change in fair value of these securities from December 31, 2008 of $62 as an unrealized gain in accumulated other comprehensive income for the year ended December 31, 2009. Fair value was determined using a discounted cash flow model as discussed above.

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

During the year ended December 31, 2010, an additional $50 of the Company’s ARS were called by the respective issuers at par value, reducing the total par value of ARS held to $3,875. As these securities had previously been deemed impaired, and were ultimately settled at par value, the Company recorded other income of $16 to reflect the reversal of the portion of the other-than-temporary impairment associated with the securities that were settled. As of December 31, 2010, the Company concluded that the fair value of the remaining ARS was $2,878 and therefore, recorded the change in fair value of these securities from December 31, 2009 of $62 as an unrealized loss in accumulated other comprehensive loss for the year ended December 31, 2010. Fair value was determined using a discounted cash flow model as discussed above.

The Company did not have any realized gains or losses from the sale of available-for-sale investments for the years ended December 31, 2009 and 2010.

As of December 31, 2009 and 2010, the ARS have been classified as long-term investments in the accompanying consolidated balance sheets due to the uncertainty associated with these securities as the funds associated with the ARS that failed auction may not have been accessible until a successful auction occurs, a buyer is found outside of the auction process, the security is called, or the underlying securities have matured.

During the year ended December 31, 2011, the Company sold its remaining ARS for total proceeds of $2,732, and recorded a realized loss of $146 to other expense in the consolidated statement of operations for the year ended December 31, 2011.

Restricted Cash

As of December 31, 2010, the Company had restricted cash in the amount of $554 used to collateralize stand by letters of credit outstanding, $354 of which, was substantially in favor of its landlords for office space in Seattle, Washington; Cambridge, Massachusetts; and New York, New York. These letters of credit renew annually, and mature in August 2013, July 2012, and August 2012, respectively. As of December 31, 2011, the restricted cash balance associated with these letters of credit outstanding was $33. The reduction in restricted cash was related to the letter of credit for the Company’s Cambridge, Massachusetts facility being transferred under one of the bank credit facilities (Note 10). As such, the related certificate of deposit was no longer considered restricted. The remaining $200 is associated with the contractual provisions of the Company’s corporate credit card.

Disclosure of Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash, cash equivalents, accounts receivable, accounts payable, accrued expenses, borrowings under the Company’s long-term debt, approximated their fair values at December 31, 2010 and 2011, due to the short-term nature of these instruments, and for the long-term debt, the interest rate the Company believes it could obtain for borrowings with similar terms. See discussion elsewhere in Note 2 for discussion on the determination of the fair value of the Company’s long-term investments.

The Company has evaluated the estimated fair value of financial instruments using available market information and management’s estimates. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. See Note 3 for further discussion.

Revenue Recognition

The Company primarily derives revenue from the sale of its on-demand application service to the Company’s internet video platform, which provides customers the right to access the Company’s hosted software

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

applications for uploading, managing, distributing, and monetizing their video assets. Revenue is derived from three primary sources: (1) the subscription of its technology and related support; (2) hosting and bandwidth services; and (3) professional services, which include initiation, set-up and customization services.

The Company recognizes revenues when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the collection of fees is probable; and (4) the amount of fees to be paid by the customer is fixed or determinable.

The Company’s subscription arrangements provide customers the right to access its hosted software applications. Customers do not have the right to take possession of the Company’s software during the hosting arrangement. Accordingly, the Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 605, Revenue Recognition. Contracts for premium customers generally have a term of one year and are non-cancellable. These contracts generally provide the customer with a maximum annual level of usage, and provide the rate at which the customer must pay for actual usage above the annual allowable usage. For these services, the Company recognizes the annual fee ratably as revenue each month. Should a customer’s usage of the Company’s services exceed the annual allowable level, revenue is recognized for such excess in the period of the usage. Contracts for Express customers are generally month-to-month arrangements, have a maximum monthly level of usage and provide the rate at which the customer must pay for actual usage above the monthly allowable usage. The monthly Express subscription and support and usage fees are recognized as revenue during the period in which the related cash is collected.

Revenue recognition commences upon the later of when the application is placed in a production environment, or when all revenue recognition criteria have been met.

Professional services and other revenue sold on a stand-alone basis are recognized upon final delivery.

Deferred revenue includes amounts billed to customers for which revenue has not been recognized, and primarily consists of the unearned portion of annual software subscription and maintenance and support fees, and deferred initiation and professional service fees.

Revenue is presented net of any taxes collected from customers.

Multiple-Element Arrangements

The Company periodically enters into multi-element service arrangements that include platform subscription fees, support fees, initiation fees, and, in certain cases, other professional services. Prior to January 1, 2011, when the Company entered into such arrangements, each element was accounted for separately over its respective service period, provided that each element had value to the customer on a stand-alone basis, and there was objective and reliable evidence of fair value for the separate elements. If these criteria could not be objectively met or determined, the total value of the arrangement was generally recognized ratably as a single unit of accounting over the entire service period to the extent that all services had begun to be provided at the outset of the period. For multi-element service arrangements entered into through December 31, 2010, the Company was unable to separately account for the different elements because the Company did not have objective and reliable evidence of fair value for certain of its deliverables. Therefore, all revenue under these arrangements has been recognized ratably over the contract term.

Initiation fees and other professional services charged when services are first activated were recorded as deferred revenue, and recognized as revenue ratably over a term beginning upon go-live of the software application and extending through the contract term.

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-13, Revenue Recognition (Topic 605), Multiple-Deliverable Revenue Arrangements—a Consensus of the FASB Emerging Issues Task Force, which amended the previous multiple-element arrangements accounting guidance. Pursuant to the new guidance, objective and reliable evidence of fair value of the undelivered elements is no longer required in order to account for deliverables in a multiple-deliverable arrangement separately. Instead, arrangement consideration is allocated to deliverables based on their relative selling price. The new guidance also eliminates the use of the residual method.

Effective January 1, 2011, the Company adopted this new accounting guidance on a prospective basis. The Company applied the new accounting guidance to those multiple-element arrangements entered into, or materially modified, on or after January 1, 2011, which is the beginning of the Company’s fiscal year. The adoption of this new accounting guidance did not have a material impact on the Company’s financial condition, results of operations or cash flows.

Under the new accounting guidance, in order to treat deliverables in a multiple-deliverable arrangement as separate units of accounting, the deliverables must have stand-alone value upon delivery. If the deliverables have stand-alone value upon delivery, the Company accounts for each deliverable separately. Subscription services have stand-alone value as such services are often sold separately. In determining whether professional services have stand-alone value, the Company considers the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription service start date, and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services work. To date, the Company has concluded that all of the professional services included in multiple-deliverable arrangements executed have stand-alone value, with the exception of initiation and activation fees.

Under the new accounting guidance, when multiple deliverables included in an arrangement are separated into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. The Company determines the relative selling price for a deliverable based on its vendor-specific objective evidence of fair value (VSOE), if available, or its best estimate of selling price (BESP), if VSOE is not available. The Company has determined that third-party evidence of selling price (TPE) is not a practical alternative due to differences in its service offerings compared to other parties and the availability of relevant third party pricing information. The amount of revenue allocated to delivered items is limited by contingent revenue, if any.

The Company has not established VSOE for its offerings due to lack of pricing consistency, the introduction of new services and other factors. Accordingly, the Company uses its BESP to determine the relative selling price. The Company determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the Company’s discounting practices, the size and volume of the Company’s transactions, the geographic area where services are sold, price lists, its go to market strategy, historic contractually stated prices and prior relationships and future subscription service sales with certain classes of customers.

The determination of BESP is made through consultation with and approval by the Company’s management, taking into consideration the go-to-market strategy. As the Company’s go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in selling prices, including both VSOE and BESP. The Company plans to analyze the selling prices used in its allocation of arrangement consideration, at a minimum, on an annual basis. Selling prices will be analyzed on a more frequent basis if a significant change in the Company’s business necessitates a more timely analysis or if the Company experiences significant variances in its selling prices.

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

Cost of Revenue

Cost of revenue primarily consists of costs related to supporting and hosting the Company’s product offerings and delivering professional services. These costs include salaries, benefits, incentive compensation and stock-based compensation expense related to the management of the Company’s data center, customer support team and the Company’s professional services staff, in addition to third-party service provider costs such as data center and networking expenses, allocated overhead, amortization of capitalized internal-use software development costs and depreciation expense.

Allowance for Doubtful Accounts

The Company offsets gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and is based upon historical loss patterns, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with specific accounts. Provisions for allowances for doubtful accounts are recorded in general and administrative expense.

Below is a summary of the changes in the Company’s allowance for doubtful accounts for the years ended December 31, 2009, 2010 and 2011:

	Balance at Beginning of Period	Provision (Reduction)	Write-offs	Balance at End of Period
Year ended December 31, 2009	$281	$119	$—	$400
Year ended December 31, 2010	400	133	(235)	298
Year ended December 31, 2011	298	52	(84)	266

Off-Balance Sheet Risk and Concentration of Credit Risk

The Company has no significant off-balance sheet risk, such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments and trade accounts receivable. The Company maintains its cash and cash equivalents principally with accredited financial institutions of high credit standing. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits. The Company routinely assesses the creditworthiness of its customers. The Company generally has not experienced any material losses related to receivables from individual customers, or groups of customers. The Company does not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable.

For the years ended December 31, 2009, 2010 and 2011, no individual customer accounted for more than 10% of total revenue.

As of December 31, 2010 and 2011, no individual customer accounted for more than 10% of net accounts receivable.

Concentration of Other Risks

The Company is dependent on certain content delivery network providers who provide digital media delivery functionality enabling the Company’s on-demand application service to function as intended for the

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

Company’s customers and ultimate end-users. The disruption of these services could have a material adverse effect on the Company’s business, financial position, and results of operations.

Software Development Costs

Costs incurred to develop software applications used in the Company’s on-demand application services consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software, and (b) payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding, and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs are expensed as incurred. Capitalization begins when the preliminary project stage is complete, management, with the relevant authority, authorizes and commits to the funding of the software project, it is probable the project will be completed, the software will be used to perform the functions intended and certain functional and quality standards have been met. Qualified costs incurred during the operating stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs that cannot be separated between maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred. These capitalized costs are amortized on a straight-line basis over the expected useful life of the software, which is estimated to be three years. Capitalized internal-use software development costs are classified as “Software” within “Property and Equipment, net” in the accompanying consolidated balance sheets.

During the years ended December 31, 2009, 2010 and 2011, the Company capitalized $694, $829 and $354, respectively, of internal-use software development costs. The Company recorded amortization expense associated with its capitalized internal-use software development costs of $601, $845 and $886 for the years ended December 31, 2009, 2010 and 2011, respectively.

In addition to the software development costs described above, the Company incurs costs to develop computer software to be licensed or otherwise marketed to customers. Costs incurred in the research, design and development of software for sale to others are charged to expense until technological feasibility is established. The Company capitalizes eligible computer software development costs upon achievement of technological feasibility subject to net realizable value considerations. Thereafter, software development costs are capitalized until the product is released and amortized to product cost of sales on a straight-line basis over the lesser of three years or the estimated economic lives of the respective products. The Company has determined that technological feasibility is established at the time a working model of software is completed. Because the Company believes its current process for developing software will be essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of, and the related accumulated depreciation, are removed from the accounts, and any resulting gain or loss is included in the determination of net income or loss in the period of retirement.

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

Property and equipment consists of the following:

	Estimated Useful Life (in Years)	December 31,
		2010	2011

Computer equipment	3	$5,541	$7,994
Software	3	4,136	5,920
Furniture and fixtures	5	343	346
Leasehold improvements	Shorter of lease term or the estimated useful life	447	551

		10,467	14,811
Less accumulated depreciation and amortization		5,761	8,732

		$4,706	$6,079

Depreciation and amortization expense, which includes amortization expense associated with capitalized internal-use software development costs, for the years ended December 31, 2009, 2010 and 2011 was $1,778, $2,199 and $2,992, respectively.

Expenditures for maintenance and repairs are charged to expense as incurred, whereas major improvements are capitalized as additions to property and equipment. The Company reviews its property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable. In these instances, the Company recognizes an impairment loss when it is probable that the estimated cash flows are less than the carrying value of the asset.

Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During this review, the Company re-evaluates the significant assumptions used in determining the original cost and estimated lives of long-lived assets. Although the assumptions may vary from asset to asset, they generally include operating results, changes in the use of the asset, cash flows, and other indicators of value. Management then determines whether the remaining useful life continues to be appropriate, or whether there has been an impairment of long-lived assets based primarily upon whether expected future undiscounted cash flows are sufficient to support the assets’ recovery. If impairment exists, the Company adjusts the carrying value of the asset to fair value, generally determined by a discounted cash flow analysis.

For the years ended December 31, 2009, 2010 and 2011, the Company has not identified any impairment of its long-lived assets.

Goodwill

Goodwill is not amortized, but is evaluated for impairment annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

In assessing the recoverability of goodwill, the Company must make assumptions regarding the estimated future cash flows, and other factors, to determine the fair value of these assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges against these assets in the reporting period in which the impairment is determined. The Company has determined, based on its organizational structure, that it had one reporting unit as of December 31, 2010 and 2011.

For goodwill, the impairment evaluation includes a comparison of the carrying value of the reporting unit to the fair value of the reporting unit. If the reporting unit’s estimated fair value exceeds the reporting unit’s

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

carrying value, no impairment of goodwill exists. If the fair value of the reporting unit does not exceed its carrying value, then further analysis would be required to determine the amount of the impairment, if any.

The Company utilizes a two-phase process for impairment testing of goodwill. The first phase screens for impairment at the reporting unit level, while the second phase, if necessary, measures the impairment, if any, of goodwill at the reporting unit level. In performing the first phase of the impairment test, the Company estimates the fair value of its reporting unit, primarily utilizing the market approach. The market approach calculates the fair value based on the market values of comparable companies or comparable transactions. The Company believes its assumptions used to determine the fair value of its reporting unit are reasonable. If different assumptions were used, different estimates of fair value may result, and there could be the potential that an impairment charge could result. Actual operating results, and the related cash flows of the reporting unit, could differ from the estimated operating results and related cash flows.

Based on the results of the first step of the goodwill impairment test as of December 31, 2010, the Company determined that no impairment had taken place, as the carrying amount of the Company’s reporting unit was less than the fair value and, therefore, the second step of the goodwill impairment test was not necessary.

For the year ended December 31, 2011, the Company elected to adopt ASU No. 2011-08, Intangibles–Goodwill and Other (Topic 350) Testing Goodwill for Impairment. Under ASU 2011-08, the Company has the option to assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount to determine whether further impairment testing is necessary. Based on the results of the qualitative review of goodwill performed as of December 31, 2011, the Company did not identify any indicators of impairment. As such, the two-phase process described above was not necessary.

The total carrying amount of goodwill as of December 31, 2010 and 2011 was $2,372. There were no changes in the carrying amount of goodwill during the years ended December 31, 2010 and 2011.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions, other events, and circumstances from non-owner sources. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss), which includes certain changes in equity that are excluded from net income (loss). Specifically, cumulative foreign currency translation and unrealized gains and (losses) on investments are included in accumulated other comprehensive income (loss). Comprehensive loss has been disclosed in the accompanying consolidated statements of stockholders’ (deficit) equity. Accumulated other comprehensive income consists entirely of cumulative foreign translation adjustments as of December 31, 2010 and 2011.

Net Loss per Share

The Company calculates basic and diluted net loss per common share by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. The Company has excluded (a) all unvested restricted shares that are subject to repurchase and (b) the Company’s other potentially dilutive shares, which include redeemable convertible preferred stock, warrants for redeemable convertible preferred stock, and outstanding common stock options, from the weighted-average number of common shares outstanding as their inclusion in the computation for all periods would be anti-dilutive due to net losses. The Company’s redeemable convertible preferred stock are participating securities as defined by

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

ASC 260-10, Earnings Per Share, but are excluded from the earnings per share calculation as they do not have an obligation to share in the Company’s net losses.

A reconciliation of the number of shares used in the calculation of basic and diluted net loss per share is as follows:

	Year Ended December 31,
	2009	2010	2011
	(in thousands, except per share data)

Computation of basic and diluted net loss per share:
Net loss applicable to common stockholders	$(7,263)	$(22,971)	$(23,274)

Weighted-average shares of common stock outstanding	4,395	4,781	4,997
Less: weighted-average number of unvested restricted common shares outstanding	119	169	97

Weighted-average number of common shares used in calculating net loss per common share	4,276	4,612	4,900

Net loss per share applicable to common stockholders	$(1.70)	$(4.98)	$(4.75)

The following potentially dilutive common shares have been excluded from the computation of weighted-average shares outstanding as of December 31, 2009, 2010 and 2011, as their effect would have been antidilutive:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)

Redeemable convertible preferred stock	15,145	15,922	16,151
Options outstanding	2,826	3,596	4,092
Unvested restricted shares	119	169	97
Warrants	47	47	47

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share were computed to give effect to the conversion of all redeemable convertible preferred stock during the year ended December 31, 2011 into shares of the Company’s common stock, as if such conversion had occurred as of the date of original issuance. The impact of the accretion of unpaid and undeclared dividends has been excluded from the determination of net loss attributable to common stockholders as the holders of redeemable convertible preferred stock are not entitled to receive undeclared dividends upon such conversion.

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

A reconciliation of the pro forma net loss per share is as follows:

Year Ended December 31,
2011
(unaudited)
(in thousands, except per share data)
Net loss attributable to common stockholders	$(23,274)
Accretion of dividends on redeemable convertible preferred stock	5,639

Pro forma net loss attributable to common stockholders	$(17,635)

Weighted-average number of common shares used in computing net loss per share-basic and diluted	4,900
Adjustment for assumed conversion of redeemable convertible preferred stock	16,151

Weighted-average number of common shares used in computing pro forma net loss per share-basic and diluted	21,051

Pro forma net loss per share-basic and diluted	$(0.84)

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, this method requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has no recorded liabilities for uncertain tax positions as of December 31, 2010 or 2011.

Stock-Based Compensation

At December 31, 2011, the Company had one stock-based compensation plan, the 2004 Amended and Restated Stock Option and Incentive Plan (the 2004 Plan), which is more fully described in Note 5.

In addition to the 2004 Plan, during March 2009, Brightcove KK adopted the Brightcove KK Stock Option Plan (the Brightcove KK Plan). Separate disclosure of the Brightcove KK Plan is provided in Note 7.

For stock options issued under the 2004 Plan, the fair value of each option grant is estimated on the date of grant, and an estimated forfeiture rate is used when calculating stock-based compensation expense for the period. For restricted stock awards issued under the 2004 Plan, the fair value of each grant is calculated based on the Company’s stock price on the date of grant. For service-based options, the Company recognizes compensation expense on a straight-line basis over the requisite service period of the award.

Given the absence of an active market for the Company’s common stock, the Board of Directors, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s common stock at the time of each option grant. The Board considered numerous objective and subjective factors in determining the value of the Company’s common stock

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

at each option grant date, including the following factors: (1) prices for the Company’s preferred stock, which the Company had sold to outside investors in arm’s-length transactions, and the rights, preferences, and privileges of the Company’s preferred stock and common stock; (2) valuations performed by an independent valuation specialist; (3) the Company’s stage of development and revenue growth; (4) the fact that the option grants involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of the Company, given prevailing market conditions. The Company believes this to have been a reasonable methodology based upon the Company’s internal peer company analyses, and based on several arm’s-length transactions involving the Company’s preferred stock, supportive of the results produced by this valuation methodology. As the Company’s common stock is not actively traded, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, stock-based compensation expense, net loss and consolidated net loss per share could have been significantly different.

The fair value of each option grant issued under the 2004 Plan was estimated using the Black-Scholes option-pricing model that used the assumptions noted in the following table. As there was no public market for its common stock, the Company determined the volatility for options granted based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The expected life of options has been determined utilizing the “simplified method”. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. The Company has not paid, and does not anticipate paying, cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. In addition, based on an analysis of the historical actual forfeitures, the Company applied an estimated forfeiture rate of approximately 13% for both the years ended December 31, 2010 and 2011 in determining the expense recorded in the accompanying consolidated statements of operations.

The weighted-average assumptions utilized to determine such values are presented in the following table:

	Year Ended December 31,
	2009	2010	2011

Risk-free interest rate	2.61%	2.87%	2.62%
Expected volatility	63%	61%	57%
Expected life (in years)	6.2	6.2	6.2
Expected dividend yield	—	—	—

The weighted-average fair value of options granted during the years ended December 31, 2009, 2010 and 2011, was $1.66, $6.34 and $5.28 per share, respectively.

As of December 31, 2011, there was $5,471 of total unrecognized stock-based compensation expense related to unvested employee stock options and restricted stock awards issued under the 2004 Plan that is expected to be recognized over a weighted-average period of 2.35 years. The total unrecognized stock-based compensation expense will be adjusted for future changes in estimated forfeitures.

The Company accounts for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received, or of the equity instruments issued, whichever is more reliably measured. The Company determines the total stock-based compensation expense related to non-employee awards using the Black-Scholes option-pricing model. Additionally, in accordance with

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

ASC 505, Equity-Based Payments to Non-Employees, the Company accounts for awards to non-employees prospectively, such that the fair value of the awards will be remeasured at each reporting date until the earlier of (a) the performance commitment date or (b) the date the services required under the arrangement have been completed.

The expense related to these non-employee grants was not significant for the year ended December 31, 2009. For the years ended December 31, 2010 and 2011, the Company recorded stock-based compensation expense for stock options granted to non-employees in the accompanying consolidated statements of operations, of $903 and $234, respectively.

For the years ended December 31, 2009, 2010 and 2011, total stock-based compensation expense, including expense related to stock-based awards granted under the Brightcove KK Plan, was $508, $3,315 and $4,197, respectively.

See Note 5 for a summary of the stock option activity under the 2004 Plan for the year ended December 31, 2011.

Advertising Costs

Advertising costs are charged to operations as incurred. The Company incurred advertising costs of $525, $1,082 and $3,630 for the years ended December 31, 2009, 2010 and 2011, respectively.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs). The amendments in this update apply to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements. ASU No. 2011-04 does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or IFRS. ASU No. 2011-04 changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU No. 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. The amendments in this update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The Company does not expect the provisions of ASU No. 2011-04 to have a material effect on its financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The amendments in this Update should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220)—Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, deferring its requirement that companies present reclassification adjustments for

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Entities continue to be required to present amounts reclassified out of accumulated other comprehensive income on the face of the financial statements or to disclose those amounts in the notes to the financial statements. The requirement to present reclassification adjustments in interim periods was also deferred. However, entities are required to report a total for comprehensive income in condensed financial statements of interim periods in a single continuous statement or in two consecutive statements. The FASB is reconsidering the presentation requirements for reclassification adjustments. These amendments impact presentation and disclosure only, and therefore the ultimate adoption of this standard will not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

3. Fair Value Measurements

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

•	Level 1: Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

•

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

•

Level 3: Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

A. Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B. Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

C. Cost approach—Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

The following tables set forth the Company’s financial instruments carried at fair value using the lowest level of input as of December 31, 2010 and 2011:

	December 31, 2010
	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Money market funds	$14,711	$—	$—	$14,711
Restricted cash	554	—	—	554

Total cash equivalents and restricted cash	15,265	—	—	15,265
Auction rate securities(1)	—	—	2,878	2,878

Total long-term investments	—	—	2,878	2,878

Total assets	$15,265	$—	$2,878	$18,143

Liabilities:
Redeemable convertible preferred stock warrants	$—	$—	$285	$285

Total liabilities	$—	$—	$285	$285

	December 31, 2011
	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Money market funds	$2,735	$—	$—	$2,735
Restricted cash	233	—	—	233

Total assets	$2,968	$—	$—	$2,968
Liabilities:
Redeemable convertible preferred stock warrants	$—	$—	$424	$424

Total liabilities	$—	$—	$424	$424

(1)	The Company’s investments in ARS are classified within Level 3 because there were no active markets for ARS, and the Company was unable to obtain independent valuations from market sources. Therefore, the ARS were primarily valued based on an income approach, using an estimate of future cash flows. For additional information regarding ARS, see Note 2.

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 financial assets and liabilities for the year ended December 31, 2011:

Level 3 Financial Assets
Balance at December 31, 2010	$2,593
Transfers in (out) of Level 3	—
Sales	(2,732)
Realized gains (losses)	(146)
Change in fair value of warrant	(139)
Unrealized gains (losses) on securities held at period end	—

Balance at December 31, 2011	$(424)

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

Realized gains and losses from sales of the Company’s investments are included in “Other income (expense)”, and unrealized gains and losses are included as a separate component of stockholders’ equity unless the loss is determined to be other-than-temporary.

The Company measures eligible assets and liabilities at fair value, with changes in value recognized in earnings. Fair value treatment may be elected either upon initial recognition of an eligible asset or liability or, for an existing asset or liability, if an event triggers a new basis of accounting. The Company did not elect to remeasure any of its existing financial assets or liabilities, and did not elect the fair value option for any financial assets and liabilities transacted in the years ended December 31, 2010 or 2011.

4. Commitments and Contingencies

Operating Lease Commitments

The Company leases its facilities under non-cancelable operating leases. These operating leases expire at various dates through March 2022. Future minimum rental commitments under operating leases, and future minimum payments to be received from non-cancelable subleases, at December 31, 2011 are as follows:

	At December 31, 2011
Year Ending December 31	Operating Lease Commitments	Sublease Income
2012	$4,219	$(88)
2013	3,465	—
2014	3,258	—
2015	3,275	—
2016	3,205	—
2017 and thereafter	18,471	—

	$35,893	$(88)

Certain amounts included in the table above relating to co-location leases for the Company’s servers included usage based charges in addition to base rent.

On June 23, 2011, the Company entered into an arrangement to lease 82,184 square feet of additional office space over a 10 year period, with an estimated lease commencement date of April 1, 2012. The total lease commitment is $32,525 and such amount is included in the table above. The Company also has the option to renew the lease for two successive periods of five years each. In connection with the building lease, the Company entered into a letter of credit in the amount of $2,404, which is associated with both the new building lease and an existing building lease with the same landlord. The letter of credit reduces the borrowing availability under the Company’s line of credit (Note 10).

Certain of the Company’s operating leases include escalating payment amounts and lease incentives. The Company is recognizing the related rent expense on a straight-line basis over the term of the lease. The lease incentives are considered an inseparable part of the lease agreement, and are recognized as a reduction of rent expense on a straight-line basis over the term of the lease. As of December 31, 2010 and 2011, the Company had deferred rent and rent incentives of $102 and $150, respectively, of which $102 and $77, respectively, is classified as a long-term liability in the accompanying consolidated balance sheets. Rent expense for the years ended December 31, 2009, 2010 and 2011 was $1,584, $2,079 and $2,396, respectively. Income from sublease rental activity amounted to $158 for each of the years ended December 31, 2009, 2010 and 2011.

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

In addition to the operating lease commitments discussed above, the Company also has contractual obligations as of December 31, 2011 for content delivery network and storage services, which require the Company to make minimum payments based on usage during the term of the arrangement. The remaining committed payments under this arrangement were $1,063 and $1,050 during the years ended December 31, 2012 and 2013, respectively.

Legal Matters

The Company, from time to time, is party to litigation arising in the ordinary course of its business. Management does not believe that the outcome of these claims will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company based on the status of proceedings at this time.

Guarantees and Indemnification Obligations

The Company typically enters into indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses and costs incurred by the indemnified party, generally the Company’s customers, in connection with patent, copyright, trade secret, or other intellectual property or personal right infringement claim by third parties with respect to the Company’s technology. The term of these indemnification agreements is generally perpetual after execution of the agreement. Based on when customers first subscribe for the Company’s service, the maximum potential amount of future payments the Company could be required to make under certain of these indemnification agreements is unlimited, however, more recently the Company has typically limited the maximum potential value of such potential future payments in relation to the value of the contract. Based on historical experience and information known as of December 31, 2011, the Company has not incurred any costs for the above guarantees and indemnities. The Company has received one request for indemnification from a customer in connection with a patent infringement suit brought against that customer by a third party. To date, the Company has not agreed that the requested indemnification is required by the Company’s contract with the customer.

In certain circumstances, the Company warrants that its products and services will perform in all material respects in accordance with its standard published specification documentation in effect at the time of delivery of the licensed products and services to the customer for the warranty period of the product or service. To date, the Company has not incurred significant expense under its warranties and, as a result, the Company believes the estimated fair value of these agreements is immaterial.

5. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

As of December 31, 2011, the authorized capital stock of the Company was 68,000,000 shares of common stock, $0.001 par value per share, and 22,083,005 shares of preferred stock, $0.001 par value per share, of which 5,375,000 shares are designated as Series A redeemable convertible preferred stock (the Series A Preferred Stock), 7,000,000 shares are designated as Series B redeemable convertible preferred stock (the Series B Preferred Stock), 7,392,163 shares are designated as Series C redeemable convertible preferred stock (the Series C Preferred Stock), and 2,315,842 shares are designated as Series D redeemable convertible preferred stock (the Series D Preferred Stock) (collectively, the Preferred Stock).

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

In March 2010, the Company issued 2,315,842 shares of Series D Preferred Stock, for $5.1817 per share, for aggregate gross proceeds of $12,000.

The Preferred Stock consists of the following:

	December 31,
	2010	2011
Series A redeemable convertible preferred stock: $0.001 par value; 5,375,000 shares authorized, issued and outstanding (minimum liquidation preference of $7,545 at December 31, 2011)	$7,206	$7,533
Series B redeemable convertible preferred stock: $0.001 par value; 7,000,000 shares authorized; 6,921,854 shares issued and outstanding (minimum liquidation preference of $23,328 at December 31, 2011)	22,254	23,291
Series C redeemable convertible preferred stock: $0.001 par value; 7,392,163 shares authorized, issued and outstanding (minimum liquidation preference of $77,210 at December 31, 2011)	72,581	76,400
Series D redeemable convertible preferred stock: $0.001 par value; 2,315,842 shares authorized, issued and outstanding (minimum liquidation preference of $13,272 at December 31, 2011)	12,363	13,127

Total redeemable convertible preferred stock	$114,404	$120,351

The Series A, Series B, Series C, and Series D Preferred Stock have the following characteristics:

Voting

The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

The holders of the Preferred Stock are entitled to receive, when and as declared by the Board and out of funds legally available, cumulative dividends at the rate of 6% of the Original Issuance Price per share, or approximately $0.06 per share for Series A Preferred Stock, $0.15 per share for Series B Preferred Stock, $0.48 per share for Series C Preferred Stock, and $0.31 per share for Series D Preferred Stock, per annum, payable in preference and priority to any payment of any dividend on common stock. No dividends or other distributions will be made with respect to the common stock until all declared dividends on the Preferred Stock have been paid. Through December 31, 2011, no dividends have been declared or paid by the Company.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Preferred Stock shall be entitled to receive, on a preferred basis prior and in preference to any distribution to the holders of common stock, an amount of cash per share equal to $1.00, $2.47, $8.05, and $5.1817 per share of the Series A, Series B, Series C, and Series D Preferred Stock, respectively, (such amounts representing the Original Issue Price of the Series A, Series B, Series C, and Series D Preferred Stock, respectively), plus accrued and unpaid dividends for such series.

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

After this initial payment has been made, the remaining assets available for distribution shall be distributed among the holders of the Series A Preferred Stock and common stock, pro rata, based on the number of shares held by each holder, treating all such shares of Series A Preferred Stock as if they had been converted to common stock immediately prior to such liquidation, dissolution, or winding up of the Company; provided, however, that (i) if the original preferred distribution for the holders of the Series A Preferred Stock exceeds two times the Series A Original Issuance price of $1.00 per share, the holders of the Series A shall instead be entitled to receive a per share amount equal to the greater of two times the original issuance price or the per share amount such holders would have received if all such holders had converted their shares of Series A Preferred Stock into common stock immediately prior to such liquidation, dissolution, or winding up of the Company, and (ii) that the holders of the Series B, Series C, and Series D Preferred Stock shall be entitled to receive a per share amount equal to the greater of the Original Issuance Price plus accrued and unpaid dividends or the per share amount such holders would have received if all such holders had converted their shares of Series B, Series C, and Series D Preferred Stock into common stock immediately prior to such liquidation, dissolution, or winding up of the Company.

If the funds available upon liquidation are insufficient to satisfy in full the Preferred Stock liquidation amount, the assets of the Company shall be shared ratably among the holders of the Preferred Stock based upon their respective amounts, which would be payable with respect to the shares held by them if amounts were paid in full.

A merger, acquisition, sale of voting control, or sale of substantially all of the assets of the Company in which the shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be deemed to be a liquidation.

Conversion

Each share of the Preferred Stock is convertible, at the option of the holder, into a number of shares of common stock as determined by dividing the respective Original Issue Price of the Preferred Stock by the conversion price in effect at the time. The initial conversion price of Series A, Series B, Series C, and Series D Preferred Stock is $1.30, $3.211, $10.465, and $11.93868 per share, respectively, and is subject to adjustment in accordance with anti-dilution provisions contained in the Company’s Certificate of Incorporation, and upon certain other events, such as stock splits or recapitalizations.

Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $13.47 per share (adjusted to reflect subsequent stock dividends, stock splits, or similar recapitalizations), and the net proceeds raised equal or exceed $30,000, or upon the agreement of a majority of the holders of the then outstanding shares of Preferred Stock, voting together as a single class. Upon conversion of the Preferred Stock into shares of the Company’s common stock, the holders of the Preferred Stock are not entitled to receive undeclared dividends.

The Company performs assessments of all terms and features of its redeemable convertible preferred stock in order to identify any potential embedded features that would require bifurcation or any beneficial conversion features. As part of this analysis, the Company assessed the economic characteristics and risks of its Preferred Stock, including conversion, liquidation and redemption features, as well as dividend and voting rights. Based on the Company’s determination that each series of its Preferred Stock is an “equity host,” the Company determined that the features of the convertible preferred stock are most closely associated with an equity host, and, although the Preferred Stock includes conversion features, such conversion features do not require bifurcation as a derivative liability.

At December 31, 2011, there were 4,134,610 shares, 5,324,495 shares, 5,686,270 shares, and 1,005,130 shares of the Company’s common stock, that have been reserved for conversion of the outstanding Series A, Series B, Series C, and Series D Preferred Stock, respectively.

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

Redemption

Upon delivery of a notice in writing on or after the fifth anniversary of the original issue date (March 25, 2015) of the Series D Preferred Stock by the holders of a majority of the shares of the Preferred Stock then outstanding, requesting that all shares of Preferred Stock be redeemed, the Company will be required to redeem each share of Series A, Series B, Series C, and Series D Preferred Stock in three annual installments. The redemption price shall be equal to the respective Original Issue Price of the Preferred Stock, plus accrued and unpaid dividends.

If the Company does not have sufficient funds legally available to redeem all shares of Series A, Series B, Series C, and Series D Preferred Stock to be redeemed at a redemption date or upon liquidation, then the Company will redeem or liquidate such shares ratably to the extent possible, and will redeem the remaining shares as soon as sufficient funds are legally available.

As the Preferred Stock may become redeemable upon an event that is outside of the control of the Company, the redemption value of the Preferred Stock, including cumulative dividends, has been classified outside of permanent equity.

Common Stock

Common stockholders are entitled to one vote per share. Holders of common stock are entitled to receive dividends, when and if declared by the Board. The voting, dividend, and liquidation rights of the holders of the common stock are subject to, and qualified by, the rights of the holders of the Preferred Stock.

Stock Option and Incentive Plan

The Company’s 2004 Plan provides for the issuance of incentive and non-qualified stock options, restricted stock, and other equity awards to employees, officers, directors, consultants, and advisors of the Company. Incentive stock options may only be granted to employees. The Board determines the period over which stock options become exercisable, which is typically four years, with 25% vesting after one year, and the balance vesting pro rata each month thereafter. The contractual term of the options is ten years. As of December 31, 2011, the total number of shares of common stock which may be issued under the 2004 Plan was 7,397,843. The number of options available for future grant was 124,703 at December 31, 2011.

In addition to the 2004 Plan, during March 2009, Brightcove KK adopted the Brightcove KK Plan. Separate disclosure of the Brightcove KK Plan is provided in Note 7.

The following table summarizes the stock option award activity under the 2004 Plan during the years ended December 31, 2010 and 2011:

	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value(2)
Outstanding at December 31, 2010	3,735,990	$2.48
Granted	936,072	$8.63
Exercised	(348,507)	$1.36		$3,108
Canceled	(336,849)	$5.64

Outstanding at December 31, 2011	3,986,706	$3.76	7.51	$26,697

Exercisable at December 31, 2011	2,443,328	$2.10	6.86	$20,409

Vested and expected to vest at December 31, 2011(1)	3,512,717	$3.45	7.39	$24,582

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

(1)	This represents the number of vested options as of December 31, 2011 plus the number of unvested options expected to vest as of December 31, 2011, based on the unvested options outstanding at December 31, 2011 and adjusted for the estimated forfeiture rate.
(2)	The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company’s common stock on December 31, 2011 or the date of exercise, as appropriate, and the exercise price of the underlying options.

During December 2011, the Board approved options to purchase 171,712 shares of common stock to be granted effective upon the earlier of (a) the closing of this offering at an exercise price equal to the price to the public of the Company’s initial public offering or (b) a date to be determined by the Board that is no later than December 15, 2012 at an exercise price determined by the Board on the date of such determination. Since the grant date of these options has not been determined, these options have been excluded from the table above.

In connection with the preparation of the Company’s financial statements for the year ended December 31, 2010 and 2011, the Company reassessed the fair market value of its common stock for purposes of valuing certain stock-based awards. As a result, certain stock-based awards were granted with an exercise or purchase price below the reassessed estimated fair value of common stock on the date of grant.

During the year ended December 31, 2010, the Company granted 156,292 shares of restricted common stock to an employee under the 2004 Plan. Under the terms of the agreement, the Company has a repurchase provision whereby the Company has the right to repurchase any unvested shares when/if the employee terminates, at a price equal to the original exercise price. Accordingly, the Company recorded the payment received of $268 for the purchase of the restricted shares as a liability as of December 31, 2010. During the year ended December 31, 2011, the Company reclassified $159 of this amount to additional-paid-in-capital upon vesting of a portion of this award. The Company did not grant any shares of restricted common stock during the years ended December 31, 2009 or 2011.

The following table summarizes the restricted stock award activity of the 2004 Plan during the year ended December 31, 2011:

	Shares	Weighted- Average Grant Date Fair Value	Aggregate Intrinsic Value(1)
Unvested by December 31, 2010	156,292	$9.31
Granted	—	—
Vested	(92,797)	$9.31
Repurchased	—	—

Unvested by December 31, 2011	63,495	$9.31	$555

(1)	The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company’s common stock on December 31, 2011, and the purchase price on the date of grant.

During 2006, the Company granted 1,129,166 restricted stock awards as replacement awards for stock options which were canceled. The incremental stock compensation expense arising from the modification of existing stock options was $136, of which, $13 was recognized as expense in the year ended December 31, 2009. The expense recognized in the year ended December 31, 2010 was not significant. There is no further related unrecognized compensation expense subsequent to December 31, 2010. The vesting of these awards generally

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

are time-based over four years. Additionally, the purchase price of certain of the restricted stock awards issued during the year ended December 31, 2006 was set below fair market value. The recipients paid the Company cash in an amount equal to $0.001 per share, the par value of the underlying common stock. Based on the fair market value at issuance, the total compensation charge related to these awards was $396, of which $38 was recognized in the year ended December 31, 2009. The expense recognized in the year ended December 31, 2010 was not significant. There is no further related unrecognized compensation expense subsequent to December 31, 2010.

Warrants

In September 2006, the Company issued fully vested warrants to purchase an aggregate of 60,728 shares of Series B Preferred Stock, at a purchase price of $2.47 per share, to two lenders in connection with a line of credit agreement. The warrants are exercisable at any time up until the expiration date of August 31, 2016. The fair value of the warrants was recorded as a discount on the related debt, and was amortized to interest expense over the life of the debt. The debt was fully repaid in March 2007. The warrant liability is reported at fair value until the warrants are either exercised, or are exchanged for warrants to purchase common stock.

As of December 31, 2011, none of the shares exercisable under the warrants have been exercised. For the years ended December 31, 2009, 2010 and 2011, the Company recorded other expense of $14, $186 and $139, respectively, in the accompanying consolidated statements of operations, related to the increase in the fair value of the warrants, which was determined utilizing the Black-Scholes option-pricing model, during each respective year.

The following assumptions were used to determine the fair value:

	As of December 31,
	2009	2010	2011
Expected term (in years)	6.7	5.7	4.7
Expected volatility	62%	59%	60%
Expected dividend yield	—%	—%	—%
Risk-free interest rate	2.81%	2.07%	0.90%
Fair market value of Series B Preferred Stock	$2.59	$6.30	$8.92
Exercise price of warrants	$2.47	$2.47	$2.47

Common Stock Reserved for Future Issuance

At December 31, 2011, the Company has reserved the following shares of common stock for future issuance:

December 31, 2011

Common stock options outstanding	3,986,706
Shares available for issuance under the 2004 Plan	124,703
Common stock options awarded, not yet granted	171,712
Series A, B, C, and D Preferred Stock outstanding	16,150,505
Preferred Stock warrants	46,713

Total shares of authorized common stock reserved for future issuance	20,480,339

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

6. Joint Venture

On May 30, 2008 the Company formed Brightcove KK, a wholly owned subsidiary of Brightcove Inc. On July 18, 2008, the Company entered into a joint venture agreement with J-Stream Inc (J-Stream), Dentsu, Inc. (Dentsu), CyberCommunications, Inc. and Transcosmos Investments & Business Development, Inc. (collectively, the minority stockholders). The minority stockholders invested cash of approximately $4.8 million in Brightcove KK such that their cumulative ownership interest in the entity was 37%, while Brightcove Inc. retained a 63% interest in the entity. As of December 31, 2010 and 2011, the Company owned a 63% interest in Brightcove KK.

The Company evaluated this agreement and determined the related joint venture qualified as a variable interest entity. The Company also assessed whether it was the primary beneficiary and should consolidate Brightcove KK. In assessing whether Brightcove KK should be consolidated by the Company, the Company considered a number of factors including its ownership percentage in Brightcove KK, its ability to direct the activities of Brightcove KK that most significantly affect economic performance and its obligation to absorb significant losses of, or receive significant benefits from, Brightcove KK.

The Company has maintained a 63% interest in Brightcove KK, has absorbed its proportionate ownership share of the losses of Brightcove KK from inception, and has an obligation to continue to absorb proportionate losses to the extent incurred by Brightcove KK in the future. For the years ended December 31, 2009, 2010 and 2011, the Company absorbed net losses (income) of $814, $477 and $(615), respectively. In addition, the Company controls a majority of the seats on the board of directors of Brightcove KK, which allows the Company to direct significant activities and influence decisions that affect the economic performance of Brightcove KK. The Company also considered the rights of the board members of the non-controlling interest holders in the joint venture and determined that the rights were generally considered protective in nature.

Given its assessment, the Company determined that it has a controlling interest and is the primary beneficiary of the entity. As such, the Company consolidates Brightcove KK for financial reporting purposes, and a non-controlling interest has been recorded for the third parties’ interest in the net assets and operations of Brightcove KK to the extent of the non-controlling partners’ individual investments. Additionally, the Company determined that it would also be required to consolidate Brightcove KK under the voting interest model given the Company controls a majority of the seats on the board of directors. The portion of net loss (income) attributable to non-controlling interests is presented as Net loss (income) attributable to non-controlling interests in consolidated subsidiary and represents the minority stockholders’ proportionate ownership share of the losses (income) of Brightcove KK. There are no restrictions on the assets of Brightcove KK or on the settlement of its liabilities, with the exception of dividends paid to its stockholders, including Brightcove KK, which require approval of two-thirds of the board of directors of Brightcove KK. At December 31, 2010 and 2011 there was $1,751 and $3,301, respectively, of cash and cash equivalents held by Brightcove KK. All intercompany transactions have been eliminated. The Company re-evaluates the consolidation status when triggering events arise. As of December 31, 2011, no events had transpired which would require re-evaluation or deconsolidation.

Provided that the Company owns at least 40% of the outstanding voting shares of the joint venture, the Company has the right to appoint three of the five board members of the joint venture.

Under the terms of the joint venture agreement, the joint venture will terminate if the joint venture becomes a public company, or there is a change in control of the joint venture whereby the shares of capital stock of the joint venture outstanding immediately prior to the consummation thereof do not directly or indirectly continue to represent at least a majority by voting power of the surviving or succeeding entity immediately following such transaction.

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

Effective January 1, 2009, the Company adopted new authoritative guidance for non-controlling interests in the consolidated financial statements. The guidance requires that (a) the ownership interest in subsidiaries be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity, (b) the amount of consolidated net income (loss) attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of operations, and (c) changes in a parent’s ownership interest, while the parent retains its controlling financial interest in its subsidiary, be accounted for consistently within equity. A parent’s ownership interest in a subsidiary changes if the parent purchases additional ownership interest in its subsidiary, the parent sells some of its ownership interest, or the subsidiary issues additional ownership interests.

The non-controlling interest in Brightcove KK is reported as a separate component of stockholders’ deficit in the accompanying consolidated financial statements. The portion of net loss attributable to non-controlling interests is presented as net loss attributable to non-controlling interests in consolidated subsidiary in the consolidated statements of operations, and the portion of other comprehensive loss of this subsidiary is presented in the consolidated statements of stockholders’ deficit and comprehensive loss.

7. Brightcove KK Stock Option and Incentive Plan

The Brightcove KK Plan provides for the issuance of stock options to employees, officers, directors, and advisors of Brightcove KK and to employees of Brightcove Inc. Stock options granted under the Brightcove KK Plan are not exchangeable for either options or shares of the Company. There are 100,500,000 shares of Brightcove KK common stock reserved for issuance under the Brightcove KK Plan. At December 31, 2011, there were no shares available for grant under the Brightcove KK Plan.

For stock options issued under the Brightcove KK Plan, the fair value of each option grant is estimated on the date of grant, and an estimated forfeiture rate is used when calculating stock-based compensation expense for the period. Stock options typically vest over three years and the Company recognizes compensation expense on a straight-line basis over the requisite service period of the award.

The option price at the date of grant is determined by the Board of Directors of Brightcove KK. Due to the absence of an active market for Brightcove KK’s common stock, the Board of Directors of Brightcove KK was required to determine the fair value of the common stock for consideration in setting exercise prices for the stock options granted and in valuing the options granted. In determining the fair value, the Board of Directors of Brightcove KK considered numerous objective and subjective factors in determining the value of the Company’s common stock at each option grant date, including the following factors: (1) prices for Brightcove KK’s common stock, which Brightcove KK had sold to third-party investors in arm’s-length transactions, and the rights, preferences, and privileges of Brightcove KK’s common stock; (2) Brightcove KK’s stage of development and revenue growth; (3) that the option grants involved illiquid securities in a private company; and (4) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of Brightcove KK, given prevailing market conditions. The Company believes this to have been a reasonable methodology. As Brightcove KK’s common stock is not actively traded, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, stock-based compensation expense, net loss and consolidated net loss per share could have been significantly different.

The fair value of each option grant issued under the stock-based compensation plan was estimated using the Black-Scholes option-pricing model that used the assumptions noted in the following table. As there was no public market for its common stock, the Company determined the volatility for options granted based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The expected life of options has been determined utilizing the “simplified method”. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. The Company has not paid, and does not anticipate paying, cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. In addition, based on an analysis of the historical actual forfeitures, the Company applied an estimated forfeiture rate of 2.5% and 5.9% for the years ended December 31, 2010 and 2011, respectively, in determining the expense recorded in the accompanying consolidated statements of operations.

The weighted-average assumptions utilized to determine such values are presented in the following table:

	Year Ended December 31,
	2009	2010	2011

Risk-free interest rate	2.3%	3.4%	2.8%
Expected volatility	64%	61%	57%
Expected life (in years)	6.25	6.25	6.25
Expected dividend yield	—	—	—

The following table summarizes the stock option award activity under the Brightcove KK Plan during the year ended December 31, 2011:

	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (In Years)
	(in thousands, except per share data)
Outstanding at December 31, 2010	75,500	$0.01
Granted	19,000	$0.01
Exercised	—	—
Canceled	(8,000)	—

Outstanding at December 31, 2011	86,500	$0.01	7.57

Vested at December 31, 2011	44,880	$0.01	7.23

Vested and expected to vest at December 31, 2011(1)	84,040	$0.01	7.56

(1)	This represents the number of vested options as of December 31, 2011, plus the number of unvested options expected to vest as of December 31, 2011, based on the unvested options outstanding at December 31, 2011, adjusted for the estimated forfeiture rate.

The weighted-average fair value of options granted during each of the years ended December 31, 2009, 2010 and 2011 was $0.002 per share. No options were exercised in the years ended December 31, 2009, 2010 or 2011. At December 31, 2011, all options outstanding had exercise prices in excess of the fair value of Brightcove KK’s common stock. Accordingly, the aggregate intrinsic value of the total outstanding options and total options vested and expected to vest was $0 as of December 31, 2011.

For the years ended December 31, 2010 and 2011, total stock-based compensation expense related to the Brightcove KK Plan was $72 and $60, respectively. As of December 31, 2011, there was approximately $50 of total unrecognized stock-based compensation, net of estimated forfeitures, related to unvested stock option grants, which is expected to be recognized over a weighted-average period of 0.57 years. The total unrecognized stock-based compensation cost will be adjusted for future changes in estimated forfeitures.

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

8. Related Party Transactions

Two of the minority interest holders in Brightcove KK, J-Stream and Dentsu, also act as product distributors for the Company in Japan. Additionally, one current and one former stockholder of the Company were also customers of Brightcove Inc. during the periods included in the financial statements.

As of December 31, 2010 and 2011, accounts receivable from related parties was:

	December 31,
	2010	2011

AOL	$410	N/A
The New York Times Company	34	$80
J-Stream	438	566
Dentsu	20	21

Total related party accounts receivable	$902	$667

For the years ended December 31, 2009, 2010 and 2011, the Company recorded revenue from related parties of:

	Year Ended December 31,
	2009	2010	2011

AOL	$1,357	$1,439	N/A
The New York Times Company	545	462	$455
J-Stream	746	2,070	2,877
Dentsu	108	145	602

Total related party revenue	$2,756	$4,116	$3,934

During the year ended December 31, 2011, AOL was no longer a stockholder of the Company and therefore, is shown as “N/A” in the tables above. The New York Times Company has not owned 5% or more of the Company’s issued and outstanding capital stock during the periods included in the financial statements. The Company believes that all related party transactions have been negotiated at arm’s length.

9. Income Taxes

Loss before the provision for income taxes consists of the following:

	Year Ended December 31,
	2009	2010	2011
Domestic	$(1,634)	$(16,682)	$(18,551)
Foreign	(1,134)	(1,043)	1,367

Total	$(2,768)	$(17,725)	$(17,184)

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

The provision for income taxes in the accompanying consolidated financial statements consists of the following:

	Year Ended December 31,
	2009	2010	2011
Current provision:
Federal	$—	$—	$—
State	—	—	—
Foreign	55	56	496

Total current	55	56	496

Deferred benefit:
Federal	—	—	—
State	—	—	—
Foreign	—	—	(406)
Total deferred	—	—	(406)

Total provision	$55	$56	$90

A reconciliation of the U.S. federal statutory rate to the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2009	2010	2011
Tax at statutory rates	(34.0)%	(34.0)%	(34.0)%
State income taxes	(2.1)	(4.4)	(0.4)
Change in tax rate	15.4	—	5.5
Permanent differences	3.6	4.3	(2.7)
Foreign rate differential	11.5	2.0	0.2
Research and development credits	(12.7)	(1.5)	(4.5)
Non-controlling interest	5.9	—	—
Change in valuation allowance	14.4	33.9	36.4

Effective tax rate	2.0%	0.3%	0.5%

The approximate income tax effect of each type of temporary difference and carryforward as of December 31, 2010 and 2011 is as follows:

	As of December 31,
	2010	2011
Net operating loss carryforwards	$22,100	$26,841
Tax credit carryforwards	1,526	3,248
Stock-based compensation	402	896
Intangible assets	(561)	(331)
Fixed assets	70	(45)
Account receivable reserves	352	344
Accrued compensation	361	508
Capitalized research and development costs	204	144
Capitalized start-up costs	747	633
Other temporary differences	644	276

Deferred tax assets	25,845	32,514
Valuation allowance	(25,845)	(32,514)

Net deferred tax assets	$—	$—

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

In assessing the ability to realize the net deferred tax assets, management considers whether it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based upon the level of historical U.S. losses and future projections over the period in which the net deferred tax assets are deductible, at this time, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences. The Company has provided a full valuation allowance against its net deferred tax assets as of December 31, 2010 and 2011. The increase in the valuation allowance from 2010 to 2011 principally relates to the current year taxable loss.

As of December 31, 2011, the Company had federal and state net operating losses of approximately $72.0 million and $37.6 million, respectively, which are available to offset future taxable income, if any, through 2031. The Company also had federal and state research and development tax credits of $2.3 million and $1.3 million, respectively, which expire in various amounts through 2031. The net operating loss and tax credit amounts are subject to annual limitations under Section 382 change of ownership rules under the U.S. Internal Revenue Code of 1986, as amended. The Company completed an assessment to determine whether there may have been a Section 382 ownership change and determined that it is more-likely-than-not that the Company’s net operating and tax credit amounts as disclosed are not subject to any material Section 382 limitations.

On January 1, 2009, the Company adopted the provision for uncertain tax positions under ASC 740, Income Taxes. The adoption did not have an impact on the Company’s retained earnings balance. At December 31, 2010 and 2011, the Company had no recorded liabilities for uncertain tax positions.

Interest and penalty charges, if any, related to uncertain tax positions would be classified as income tax expense in the accompanying consolidated statements of operations. At December 31, 2010 and 2011, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company files income tax returns in the U.S. federal tax jurisdiction, various state and various foreign jurisdictions. Since the Company is in a loss carryforward position, the Company is generally subject to examination by the U.S. federal, state and local income tax authorities for all tax years in which a loss carryforward is available.

The Company’s current intention is to reinvest the total amount of its unremitted earnings in the local international tax jurisdiction or to repatriate the earnings only when tax effective. As such, the Company has not provided for U.S. taxes on the unremitted earnings of its international subsidiaries.

10. Debt

On March 31, 2011, the Company entered into a loan and security agreement with a lender (the Line of Credit) providing for an asset based line of credit. Under the Line of Credit, the Company can borrow up to the lesser of (i) $8.0 million or (ii) 80% of the Company’s Eligible Accounts Receivable, as defined. Borrowing availability under this facility changes based upon the amount of eligible receivables, concentration of eligible receivables and other factors. The Company has the ability to obtain letters of credit, which reduce the borrowing availability of the Line of Credit. Borrowings under the Line of Credit are secured by substantially all of the Company’s assets. Outstanding amounts under the Line of Credit accrue interest at a rate equal to the Prime Rate (4% at December 31, 2011), as defined, plus 1.5%. Advances under the Line of Credit are repayable on March 31, 2013, and interest and related finance charges are payable monthly. The Line of Credit contains no financial covenants; however, it contains certain non-financial covenants. The Company was in compliance with these non-financial covenants as of December 31, 2011. During June 2011, the Company made a draw on this facility in the amount of $2.0 million, collateralized by the Company’s eligible financed receivables and payable

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

on March 31, 2013. The Line of Credit requires the Company to maintain a lockbox with the lender and to require its customers to remit amounts owed to the Company directly to the lockbox. Amounts received related to financed receivables are applied against the outstanding balance of the Line of Credit. In December 2011, the Company repaid the $2.0 million balance under the Line of Credit.

On June 24, 2011, the Company entered into the First Loan Modification Agreement (the Modification Agreement) to the Line of Credit Agreement. Pursuant to the terms of the Modification Agreement, the Company was provided with a $5.0 million Term Advance, as well as the option to request up to two additional Term Advances not to exceed $2.0 million from the effective date of the Modification Agreement through December 31, 2011. Repayment on each term advance is in the form of 12 month interest only payments followed by 36 equal monthly payments of principal and interest. Interest on these term advances is payable monthly at the per annum rate of 7% above the Prime Rate (4% at December 31, 2011). A separate “Final Payment” in the amount of 2% of the loan amount, in addition to and not as substitution for the regular monthly payments will be due upon the term loan maturity date unless it is accelerated. The Company is amortizing this amount to interest expense using the effective interest method over the term to maturity of the Modification Agreement. The Modification Agreement contains no financial covenants; however, it contains certain non-financial covenants. The Company was in compliance with these non-financial covenants as of December 31, 2011. In June and December 2011, the Company drew Term Advances in the amounts of $5.0 million and $2.0 million, respectively, collateralized by all assets of the Company and payable over 48 months.

Future minimum principal payment obligations due under the Modification Agreement are as follows:

Year Ending December 31:
2012	$833
2013	2,333
2014	2,334
2015	1,500

$7,000

11. Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2010	2011
Accrued payroll and related benefits	$2,483	$4,483
Accrued sales and other taxes	2,208	1,108
Accrued professional fees and outside contractors	512	779
Accrued content delivery	1,048	1,136
Accrued other liabilities	1,076	1,267

Total	$7,327	$8,773

12. Segment Information

Disclosure requirements about segments of an enterprise and related information establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise about which separate discrete financial information is

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief decision maker is the chief executive officer. The Company and the chief decision maker view the Company’s operations and manage its business as one operating segment.

Geographic Data

Total revenue to unaffiliated customers by geographic area, based on the location of the customer, was as follows:

	Year Ended December 31,
	2009	2010	2011

Revenue:
North America	$26,193	$29,582	$41,953
Europe	8,680	11,077	14,489
Japan	931	2,546	4,764
Asia Pacific	359	482	2,219
Other	24	29	138

Total revenue	$36,187	$43,716	$63,563

North America is comprised of revenue from the United States, Canada and Mexico. During the years ended December 31, 2009, 2010 and 2011, revenue from customers located in the United States was $25,212, $27,720 and $38,820, respectively. During the years ended December 31, 2009, 2010 and 2011, revenue from customers located in the United Kingdom was $4,422, $5,223, and $6,324, respectively, and is included in Europe for each of the respective periods in the table above. During the years ended December 31, 2009, 2010 and 2011, no other international country contributed more than 10% of the Company’s total revenue.

As of December 31, 2010 and 2011, property and equipment at locations outside the U.S. was not material.

13. 401(k) Savings Plan

The Company maintains a defined contribution savings plan covering all eligible U.S. employees under Section 401(k) of the Internal Revenue Code. Company contributions to the plan may be made at the discretion of the Board. To date, the Company has not made any contributions to the plan.

14. Reverse Stock Split

On February 3, 2012, the Board approved, and on February 3, 2012, the stockholders of the Company approved, a 1-for-2.6 reverse stock split of the Company’s common stock, which was effective on February 6, 2012. All share and per share data shown in the accompanying consolidated financial statements and related notes have been retroactively revised to reflect the reverse stock split.

15. Subsequent Events

On February 3, 2012, the Board approved the 2012 Stock Incentive Plan (the 2012 Plan), which was approved by the stockholders on February 3, 2012 and takes effect only upon the effectiveness of the Company’s registration statement in connection with its initial public offering. The Company has reserved for issuance an aggregate of 1,824,703 shares of common stock under the 2012 Plan which is comprised of (i) the 124,703 shares reserved for issuance under the 2004 Plan and (ii) an additional 1,700,000 shares. The 2012 Plan provides that

Brightcove Inc.

Notes to Consolidated Financial Statements (continued)

the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning in 2013, by 4% of the outstanding number of shares of the Company’s common stock on the immediately preceding December 31 or such lesser number of shares as determined by the Compensation Committee of the Board, subject to an overall overhang limit of 30%. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization. Upon adoption of the 2012 Plan, the Company decided that it will no longer issue any further shares under the 2004 Plan.

On February 3, 2012, the Board also approved for filing immediately prior to the effectiveness of the Company’s registration statement in connection with its initial public offering, the tenth amendment and restatement of the Company’s Certificate of Incorporation to increase the authorized number of shares of common stock from 68,000,000 to 100,000,000, to authorize 5,000,000 shares of undesignated preferred stock, par value $0.001 per share and to adjust the conversion procedures for the Preferred Stock such that conversion will automatically occur immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $10.00 per share (adjusted to reflect subsequent stock dividends, stock splits, or similar recapitalizations), and the net proceeds raised equal or exceed $30,000, or upon the agreement of a majority of the holders of the then outstanding shares of Preferred Stock, voting together as a single class. This tenth amended and restated Certificate of Incorporation was approved by the stockholders on February 3, 2012.

On January 26, 2012, the Board also approved, subject to the closing of the Company’s initial public offering, the eleventh amendment and restatement of the Company’s Certificate of Incorporation to eliminate all references to the previously designated Series Preferred Stock. This eleventh amended and restated Certificate of Incorporation was approved by the stockholders on February 3, 2012.

BRIGHTCOVE PRODUCTS

brightcove VIDEOCLOUD

ONLINE VIDEO PLATFORM

Cloud service used by organizations to publish, distribute, monetize and measure video on websites, social networks, smartphones, tablets and connected TVs.

3,872 CUSTOMERS

3,872 customers in over 50 countries*

**Customers and countries as of 12/31/2011*

743 MILLION

94,000

Powering video on over 94,000 unique websites in December 2011 brightcove APPCLOUD

CONTENT APP PLATFORM

A new cloud content service for efficiently building and operating native content apps for smartphones and tablets.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee.

SEC registration fee	$7,982
FINRA filing fee	5,500
NASDAQ Global Market listing fee	125,000
Blue Sky fees and expenses	2,000
Printing and engraving expenses	350,000
Legal fees and expenses	1,300,000
Accounting fees and expenses	1,700,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	304,518

Total	$3,800,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

The registrant’s amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The registrant’s amended and restated bylaws, which will be effective upon the completion of this offering, provide for the indemnification of officers, directors and third parties acting on the registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The registrant intends to enter into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters, severally and not jointly, of the registrant, its directors and its officers who sign this registration statement with respect to losses arising from misstatements or omissions in the registration statement or prospectus with reference to information relating to such underwriters furnished to the registrant in writing by such underwriters expressly for use herein.

The registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, the registrant has issued the following securities that were not registered under the Securities Act:

1. On March 25, 2010, we issued an aggregate of 2,315,842 shares of our series D preferred stock to existing investors for aggregate consideration of approximately $12 million.

2. Since January 1, 2009, holders of stock options exercised options to purchase an aggregate of 875,349 shares of our common stock at exercise prices ranging from $0.13 to $9.31 per share under the 2004 Plan.

3. Since January 1, 2009, we have awarded an aggregate of 156,292 shares of our restricted stock at a purchase price of $1.72 per share under the 2004 Plan.

No underwriters were used in the foregoing transactions. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Consolidated Financial Statements Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(a) The registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts on February 6, 2012.

BRIGHTCOVE INC.
By:	/s/ Jeremy Allaire
Jeremy Allaire Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jeremy Allaire Jeremy Allaire	Chief Executive Officer and Chairman (Principal Executive Officer)	February 6, 2012

/s/ Christopher Menard Christopher Menard	Chief Financial Officer (Principal Financial and Accounting Officer)	February 6, 2012

* David Mendels	Director, President and Chief Operating Officer	February 6, 2012

* Deborah Besemer	Director	February 6, 2012

* James Breyer	Director	February 6, 2012

* Scott Kurnit	Director	February 6, 2012

* Elizabeth Nelson	Director	February 6, 2012

* David Orfao	Director	February 6, 2012

*By:	/s/ Andrew Feinberg
Andrew Feinberg Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit Index
1.1	Form of Underwriting Agreement
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon pricing of the offering)
3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon completion of the offering)
3.3	Form of Amended and Restated Bylaws of the Registrant (to be effective upon completion of the offering)
4.1	Specimen Common Stock Certificate
4.2**	Second Amended and Restated Investor Rights Agreement dated January 17, 2007, by and among the Registrant, the investors listed therein, and Jeremy Allaire, as amended
4.3**	Warrant to Purchase Stock dated August 31, 2006 issued by the Registrant to GE Capital CFE, Inc.
4.4**	Warrant to Purchase Stock dated August 31, 2006 issued by the Registrant to TriplePoint Capital LLC
5.1	Opinion of Goodwin Procter LLP
10.1	Form of Indemnification Agreement, to be entered into between the Registrant and its directors and executive officers
10.2†**	Amended and Restated 2004 Stock Option and Incentive Plan of the Registrant, together with forms of award agreement
10.3†	2012 Stock Incentive Plan of the Registrant
10.4†	Form of Incentive Stock Option Agreement under the 2012 Stock Incentive Plan
10.5†	Form of Non-Qualified Stock Option Agreement for Company Employees under the 2012 Stock Incentive Plan
10.6**	Lease dated February 28, 2007 between Mortimer B. Zuckerman, Edward H. Linde and Michael A. Cantalupa, as Trustees of One Cambridge Center Trust and Brightcove Inc., as amended
10.7**	Lease dated June 15, 2011 between BP Russia Wharf LLC and Brightcove Inc.
10.8**	Loan and Security Agreement dated March 30, 2011 between Silicon Valley Bank and Brightcove Inc., as amended
10.9†**	Employment Agreement dated August 8, 2011 between the Registrant and Jeremy Allaire
10.10†**	Employment Agreement dated August 8, 2011 between the Registrant and David Mendels
10.11†**	Employment Agreement dated August 8, 2011 between the Registrant and Edward Godin
10.12†**	Employment Agreement dated August 8, 2011 between the Registrant and Christopher Menard
10.13†**	Employment Agreement dated August 8, 2011 between the Registrant and Andrew Feinberg
10.14†	Non-Employee Director Compensation Policy
10.15†	Senior Executive Incentive Bonus Plan
10.16†	Form of Restricted Stock Award Agreement under the 2012 Stock Incentive Plan
10.17†	Form of Restricted Stock Unit Award Agreement for Company Employees under the 2012 Stock Incentive Plan
10.18†	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the 2012 Stock Incentive Plan
10.19†	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the 2012 Stock Incentive Plan
16.1	Letter from PricewaterhouseCoopers LLP regarding change in certifying accountant
21.1**	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (included on signature page)

*	To be included by amendment
†	Indicates a management contract or any compensatory plan, contract or arrangement.
**	Previously filed.